Exhibit 4.12

EXECUTION VERSION

Certain information contained in this exhibit has been redacted, as indicated with the notation “[***]”, because such information is both not material and is the type that the registrant treats as private or confidential.

TRANSACTION AGREEMENT

____________________

by and among

Sportradar Group AG,

IMG Arena US Parent, LLC,

WME IMG, LLC,

OB Global Arena Holdings LLC

and

Endeavor Operating Company, LLC

Dated as of March 19, 2025

i

Section 12.16	Parent Guarantee	105

Disclosure Letter

Annexes and Exhibits

Exhibit A	Illustrative Calculation of Net Working Capital
Exhibit B	R&W Insurance Policy
Exhibit C	[RESERVED]
Exhibit D	Purchase Price Allocation Methodology
Exhibit E	Pre-Closing Restructuring
Exhibit F	Transition Services Agreement
Exhibit G	[RESERVED]
Exhibit H	Information and Cooperation during Pre-Closing Period
Exhibit I	Further Pre-Closing Measures
Exhibit J	Further Specific Indemnities
Exhibit K	Licensed Domains

v

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of March 19, 2025, is entered into by and among WME IMG, LLC, a Delaware limited liability company (“Transferor”), IMG Arena US Parent, LLC, a Delaware limited liability company (the “Company”), Sportradar Group AG, Swiss joint stock corporation (“Acquiror”), OB Global Arena Holdings LLC, a Delaware limited liability company (“OB Party”), and solely for purposes of Section 12.16 and all other provisions of Article XII to the extent necessary to give full effect to the guarantee set forth in Section 12.16, Endeavor Operating Company, LLC, a Delaware limited liability company (“EOC”).  All capitalized terms used but not defined herein shall have the meanings specified in Article I.

RECITALS

WHEREAS, Transferor owns one hundred percent (100%) of the issued and outstanding equity interests of the Company (the “Company Equity Interests”);

WHEREAS, Transferor operates the Business through the Company, the other Transferred Entities and certain other of Transferor’s Affiliates;

WHEREAS, Transferor is party to that certain Transaction Agreement dated as of November 11, 2024 (the “OB Transaction Agreement”), by and among Transferor, OB Global Holdings LLC (“OB Buyer”), the Company and OB US Parent, LLC, pursuant to which, among other things, Transferor has agreed to transfer to OB Buyer the Company Equity Interests (the foregoing and the other transactions contemplated by the OB Transaction Agreement, collectively, the “OB Transaction”);

WHEREAS, immediately upon completion of the OB Transaction, OB Buyer will transfer the Company Equity Interests to OB Party, a wholly owned Subsidiary of OB Buyer;

WHEREAS, the parties desire that, at the Closing (which shall occur following the consummation of the OB Transaction), (a) OB Party shall, at the direction and request of Transferor, sell, assign and transfer (or cause to be sold, assigned and transferred) to Acquiror all of the Company Equity Interests (the “Transferred Equity Interests”) and (b) Acquiror shall purchase, acquire and accept the Transferred Equity Interests, in each case, upon the terms and subject to the conditions set forth herein (the “Transfer”);

WHEREAS, Acquiror acknowledges that the Business is currently operated as a business unit of Transferor (and upon completion of the OB Transaction, will be operated as a business unit of OB Buyer), and relies upon resources of the Remaining Transferor Group that will not be transferred to Acquiror in connection with this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

Article I.

DEFINITIONS

Section 1.01Certain Defined Terms.  For purposes of this Agreement:

“Accounting Principles” means GAAP using and applying the same accounting principles, practices, procedures, policies and methods used and applied by Transferor in the preparation of the balance sheet included in the Financial Statements as at 31 December 2024 (the “Reference Balance Sheet”) but subject to the application of the Specific Principles.

“Acquiror Group Tax Liabilities” means any Taxes of the Transferred Entities in respect of a Post-Closing Tax Period.

“Action” means any complaint, claim, demand, cause of action, suit, charge, litigation, mediation, arbitration, audit, hearing, investigation or other proceeding (whether civil, commercial, judicial, administrative, criminal or investigative, whether public or private) commenced, brought, conducted, or heard by or before any Governmental Authority or any arbitrator or arbitration tribunal.

“Additional Payment” shall be an amount (if any) calculated in accordance with the conditional payment obligations of Transferor set forth on Exhibit I.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.  As used in this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management or policies of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.  For the avoidance of doubt, with respect to any period following the Closing, each of the Transferred Entities shall be deemed to be an “Affiliate” of Acquiror and not an “Affiliate” of Transferor.  Notwithstanding the foregoing and anything to the contrary herein, except for purposes of Section 10.05 (Procedures), Section 12.13 (Non-Recourse), Section 12.15 (Waiver of Conflicts; Non-Assertion of Attorney-Client Privilege) and the definition of “Transferor Related Parties” in this Agreement, no investor in any of Endeavor Group Holdings, Inc., Endeavor Manager, LLC, Endeavor Operating Company, LLC, TKO Group Holdings, Inc., TKO Operating Company, LLC, OB Buyer, OB Party or any of their respective Affiliates (other than, in each case, Endeavor Group Holdings, Inc. and its Subsidiaries) shall be considered Affiliates of Transferor for any purposes herein.

“Ancillary Agreements” means the Transition Services Agreement and each other written agreement expressly contemplated by this Agreement to be entered into by a party hereto or its Affiliates in connection with the Transaction.

“Anti-Corruption Laws” means all applicable U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977.

“Anti-Money Laundering Laws” means all applicable U.S. and non-U.S. anti-money laundering Laws, including the financial and reporting requirements contained therein, and including the Bank Secrecy Act of 1970, applicable provisions of the USA Patriot Act of 2001, the Money Laundering Control Act of 1986, and the Anti-Money Laundering Act of 2020, and all other similar Laws.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, and any other federal, state, or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Gaming Law” means, with respect to any Gaming Regulatory Authority, all applicable laws, statutes, regulations, by-laws, rules, codes, orders, subordinate legislation, regulatory policies (including any requirement, standard, guidance, announcement or notice) of such Gaming Regulatory Authority.

“Assumed Benefit Plan” means (a) any Benefit Plan which is (i) maintained, sponsored or entered into solely by a Transferred Entity or (ii) set forth on Section 3.16(a) of the Disclosure Letter and (b) any plan, program or agreement required by, or sponsored or maintained in whole or in part by, any Governmental Authority and applicable to the Business Employees.

“Assumed Employee Liabilities” means any and all Employee Liabilities (i) arising out of, relating to, resulting from, or with respect to, the employment or engagement, or termination of employment or engagement, of any Business Employee, Former Business Employee, Business Contractor or Former Business Contractor, and any employee leased or engaged through a third party primarily performing services for the Business (excluding any Employee Liabilities related to health care continuation coverage for M&A qualified beneficiaries (within the meaning of U.S. Treasury Regulation §54.4980B-9)), whenever incurred (including Liabilities under any Benefit Plan (but with respect to any Transferor Plan solely to the extent the assets related to such Liabilities are transferred to similar benefit plans maintained by Acquiror or its Affiliates, with the effect that any Liability incurred under or in connection with any Transferor Plan to the extent that the assets related to such Liability are not transferred to similar benefit plans maintained by Acquiror or its Affiliates shall not qualify as Assumed Employee Liabilities) with respect to such individuals (other than (x) with respect to former service providers, any Employee Liabilities under any Transferor Plan, (y) as a result of any act or omission of Transferor or its Affiliates (not including Acquiror and its Affiliates) to the extent such act or omission is a breach of the terms of a Benefit Plan or applicable Law and (z) under any Transferor Plan, other than an Assumed Benefit Plan, where such Employee Liabilities are incurred solely due to events or circumstances arising following the Closing)), (ii) arising out of, relating to, resulting from, or with respect to, any Assumed Benefit Plan, whenever incurred, or (iii) in respect of severance or termination payments arising out of, relating to, resulting from, or with respect to, the termination of employment of any

Business Employee (A) following the Closing in connection with the Ongoing Reductions In Force (other than such severance or termination payments arising out of, relating to, resulting from, or with respect to any act or omission of Transferor or its Affiliates (not including Acquiror and its Affiliates) to the extent such act or omission is a breach of the terms of a Benefit Plan or applicable Law), and (B) in connection with any terminations of employment or reductions in force effectuated on or prior to the Closing at the written direction of Acquiror (or one or more of its Affiliates). For the avoidance of doubt, Assumed Employee Liabilities excludes any Employee Liabilities or other Liabilities arising out of, resulting from, or with respect to, the employment or engagement, or termination of employment or engagement, of any Person employed or engaged by any member of the Transferor Group who is not a Business Employee, Business Contractor, Former Business Employee or Former Business Contractor.

“Benefit Plan” means each employment, consulting, retirement, pension, profit-sharing, savings, deferred compensation, medical, dental, disability, death benefit, life, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, severance, salary continuation, change-in-control, retention, termination, garden leave, gross-up, vacation, sick leave, incentive compensation, bonus, stock purchase, stock option, phantom stock and other equity-based compensation, clawback, educational assistance, fringe benefit or other welfare plan, program, practice, agreement or arrangement, whether qualified or nonqualified, funded or unfunded, written or oral, formal or informal, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, and any other employee benefit plan, program, policy, practice, agreement or arrangement, in each case, (a) that is sponsored, maintained, entered into, or required to be contributed to by the Transferred Entities, (b) pursuant to which the Transferred Entities have or may have any current or future obligation or any direct or indirect Liability, whether contingent or otherwise, or (c) that is maintained, administered, sponsored by, contributed to or required to be contributed to or entered into by Transferor or any of its Affiliates for the benefit of any Business Employee or Former Business Employee (or dependent thereof) or pursuant to which the Transferor or any of its Affiliates has or may have any current or future obligation or any direct or indirect Liability, whether contingent or otherwise, with respect to any Business Employee or Former Business Employee (or dependent thereof), excluding any plan, program or agreement required by, or sponsored or maintained in whole or in part by, any Governmental Authority.

“Business” means the business and assets of the Transferred Entities as and where conducted by the Transferred Entities through the date hereof and as of the Closing, but assuming (and giving effect to) the consummation of the OB Transaction and the Pre-Closing Restructuring.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed or which is a statutory or public holiday in St. Gallen, Switzerland.

“Business Contractor” means each individual directly engaged as an independent contractor either personally or through a single member corporate entity by the Transferred Entities.

“Business Employee” means each current employee employed directly by the Transferred Entities, but excluding (x) the Excluded Employees and (y) any employee leased or engaged through a third party performing services for the Business.  For the avoidance of doubt, (i) any seasonal or temporary workers engaged through a third party and (ii) any individuals employed by any member of the Transferor Group that is not a Transferred Entity shall not constitute Business Employees; provided that the Transferor and Acquiror shall discuss in good faith whether any current employees of the Remaining Transferor Group whose duties and responsibilities primarily relate to the Business shall constitute Business Employees and, to the extent agreed thereby, any such employees who enter into an employment agreement or otherwise commence employment with a Transferred Entity following the date of this Agreement shall constitute a Business Employee.

“Calculation Time” means 12:01 a.m. (Eastern Time) on the Closing Date.

“Cash and Cash Equivalents” means, as of any date or time, the aggregate amount of cash and cash equivalents (including marketable securities, short-term investments and other liquid investments) (together with any accrued interest thereon) and (without double-counting) those line items classified as “Cash” in Exhibit A, of the Transferred Entities, calculated in accordance with the Accounting Principles and otherwise in accordance with Section 2.03(d).  Notwithstanding the foregoing, (a) “Cash and Cash Equivalents” shall include the aggregate amount of checks that have been deposited but have not cleared and any other wire transfers or drafts deposited or received and available for deposit by the Transferred Entities (but only to the extent such uncleared checks, wire transfers or drafts clear within a 15 days of Closing, and any related receivable (if applicable) has been excluded from Net Working Capital), but (b) “Cash and Cash Equivalents” shall not include (i) any checks issued by the Transferred Entities which have not yet been deposited or that have been deposited but have not cleared (to the extent any related payable (if applicable) has been excluded from Net Working Capital), (ii) any cash held by third parties as security deposit or in separate escrow.  [***].

“Chiswick Floor 3 Lease” means that certain Underlease dated November 28, 2014, by and between Aker Engineering and Technology, as landlord, and International Management Group (UK) Limited, as tenant, as affected by the Break Option Side Letter, dated as of November 28, 2014, the Services Side Letter, dated as of November 28, 2014, and the License to Underlet, dated as of November 28, 2014, pertaining to the leased premises located at Third Floor at Building 6, Chiswick Park, London W4.

“Clean Team Agreement” means that certain Clean Team Confidentiality Agreement, dated as of October 18, 2024, by and between Endeavor Group Holdings, Inc and Sportradar Group AG.

“Closing Date Payment” means an amount equal to (a) a portion of the Purchase Price in an amount equal to one hundred twenty-five million dollars ($125,000,000.00), plus (b) the absolute value of the Estimated Closing Net Working Capital Adjustment Amount (if a negative amount), minus (c) the Estimated Closing Net Working Capital Adjustment Amount (if a positive amount), plus (d) the Estimated Closing Indebtedness, minus (e) the Estimated Closing Cash, plus (f) the Estimated Closing Transaction Expenses, plus (g) the Delayed Closing Top-Up Amount (if any), plus (h) the Additional Payment (if any).

“Closing Net Working Capital Adjustment Amount” means:  (a) if Closing Net Working Capital is (i) greater than or equal to the Lower Working Capital Collar and (ii) less than or equal to the Upper Working Capital Collar, an amount equal to $0; (b) if Closing Net Working Capital exceeds the Upper Working Capital Collar, the amount of such excess (expressed as a positive number); and (c) if Closing Net Working Capital is less than the Lower Working Capital Collar, the amount of such shortfall (expressed as a negative number).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Consent” means any approval, consent, ratification, waiver or other authorization of any Person or Governmental Authority.

“Contract” means any legally binding contract, license, lease, indenture, agreement, arrangement, understanding, obligation, or other commitment, whether oral or written.

“Data Breach” means any access, acquisition, exfiltration, manipulation, erasure, loss, use, disclosure, or other processing that compromises the confidentiality, integrity, availability or security of Sensitive Data or the IT Systems, or that triggers any reporting requirement under any breach notification Law or Contract, including any ransomware or denial of service attacks that prevent or materially degrade access to Sensitive Data or the IT Systems.

“Delayed Closing Top-Up Amount” means [***].

“Disclosure Letter” means the Disclosure Letter delivered with and attached hereto.

“EDR Merger Agreement” means that certain Agreement and Plan of Merger, dated as of April 2, 2024, by and among Wildcat EGH Holdco, L.P., a Delaware limited partnership, Wildcat OpCo Holdco, L.P., a Delaware limited partnership, Wildcat PubCo Merger Sub, Inc., a Delaware corporation, Wildcat Manager Merger Sub, L.L.C., a Delaware limited liability company, Wildcat OpCo Merger Sub, L.L.C., a Delaware limited liability company, Endeavor Group Holdings, Inc., a Delaware corporation, Endeavor Manager, LLC, a Delaware limited liability company, and Endeavor Operating Company, LLC, a Delaware limited liability company and the other parties thereto (as amended, restated, supplemented or otherwise modified from time to time).

“EDR Merger Agreement Debt Financing” means the Debt Financing (as defined in the EDR Merger Agreement).

“Employee Liabilities” means all Liabilities of the Transferor Group or any of its Affiliates (including any Transferred Entity), members of their respective groups and predecessors and former Affiliates of the foregoing, arising out of, by reason of, or otherwise in connection with or related to, the employment or engagement of, or termination of the employment or engagement of, any employee (which, for the avoidance of doubt, shall include any employee leased or engaged through a third party entity) or individual or sole proprietor independent contractor or employee leased or engaged through a third party, or any applicant’s application for employment or engagement (including Liabilities under any Benefit Plan with respect to such individuals).

“Environmental Law” means any applicable Law in effect as of the date of this Agreement relating to hazardous or toxic substances, contaminants, pollutants or pollution or protection of human health and safety or the environment.

“Estimated Closing Net Working Capital Adjustment Amount” means:  (a) if Estimated Closing Net Working Capital is (i) greater than or equal to the Lower Working Capital Collar and (ii) less than or equal to the Upper Working Capital Collar, an amount equal to $0; (b) if Estimated Closing Net Working Capital exceeds the Upper Working Capital Collar, the amount of such excess (expressed as a positive number); and (c) if Estimated Closing Net Working Capital is less than the Lower Working Capital Collar, the amount of such shortfall (expressed as a negative number).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” means, with respect to any Person, trade or business or entity, any other Person, trade or entity, that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA that includes or included the first Person, trade or business, or entity that is, or was at the relevant time, a member of the same “controlled group” as the first Person, trade or business, or entity pursuant to Section 4001(a)(14) of ERISA.

“Excluded Assets” means all assets and properties of Transferor and its Affiliates, as of immediately prior to the Closing (after giving effect to the Pre-Closing Restructuring) other than the Transferred Assets and the Company Equity Interests.

“Excluded Employees” means any employees of the Transferred Entities as listed on the Excluded Employees List (as may be updated from time to time by the Transferor in accordance with the terms of this Agreement).

“Excluded Employees List” means the list provided to counsel to the Acquiror by email from counsel to the Transferor on or prior to the date hereof and which list identifies each excluded employee together with such individual’s name (as may be updated from time to time by the Transferor Group in accordance with the terms of this Agreement).

“Excluded Liabilities” means Liabilities arising out of or relating to any Excluded Asset or any business of the Remaining Transferor Group that is not the Business, whether arising before, on or after the Closing Date, and that are not, in each case, Transferred Liabilities.

“Final Closing Date Payment” means an amount equal to (a) a portion of the absolute value of the Purchase Price in an amount equal to $125,000,000, plus (b) the absolute value of the Closing Net Working Capital Adjustment Amount (if a negative amount), minus (c) the Closing Net Working Capital Adjustment Amount (if a positive amount), plus (d) the Closing Indebtedness, minus (e) the Closing Cash, plus (f) the Closing Transaction Expenses, plus (g) the Delayed Closing Top-Up Amount, plus (h) the Additional Payment.

“Foreign Plan” means each Assumed Benefit Plan maintained outside the jurisdiction of the U.S. that provides benefits in respect of any Business Employee that is primarily based outside of the U.S., including any such plan required to be maintained or contributed to by applicable Law, custom or rule of the relevant jurisdiction.

“Former Business Contractor” means each individual formerly directly engaged as an independent contractor either personally or through a single member corporate entity by (a) the Transferred Entities or (b) any member of the Transferor Group who duties or responsibilities primarily related to the Business.

“Former Business Employee” means each individual formerly directly employed by the Transferred Entities.

“Fraud” means actual and intentional fraud as defined under the common law of the state of Delaware in the making of the representations expressly set forth in Article III or Article IV (as applicable).  For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, constructive fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence.

“Fundamental Representations and Warranties” means (a) the representations and warranties of Transferor set forth in Section 3.01 (other than Section 3.01(c)), Section 3.02(a), Section 3.04 and Section 3.05 (other than the last sentence of Section 3.05(e))(b) the representations and warranties of OB Party forth in Section 3.01 (other than Section 3.01(c)), Section 3.02(a), Section 3.04 and Section 3.05 (other than the last sentence of Section 3.05(e)) and (c) the representations and warranties of Acquiror set forth in Section 4.01, Section 4.02(a), and Section 4.07.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Gaming Regulatory Authority” means the competent Governmental Authority in any jurisdiction regulating gambling, betting and gaming activities (if any), including, for the avoidance of doubt, the Governmental Authorities issuing the Relevant Licenses.

“Governing Documents” means (a) with respect to any corporation, the articles or certificate of incorporation, as applicable, any shareholders’ agreement relating to such corporation, and the bylaws or code of regulations, as applicable, of such corporation; with respect to any limited liability company, the articles of organization or certificate of formation and the limited liability company agreement, shareholders’ agreement or operating agreement, as applicable, of such limited liability company; and with respect to any general partnership or limited partnership, the certificate of partnership or certificate of limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership; and with respect to any other form of entity, the charter or similar document adopted or filed in connection with creation, formation or organization of such entity, in each case as amended or supplemented as of the date hereof or as of the Closing Date, and (b) with respect to any Person (other than an individual), any document adopted or filed in connection with the creation, formation, or organization of such Person, in each case as amended or supplemented.

“Government Consents” means any consents, licenses, approvals, or authorizations required to be obtained from any Governmental Authority, any required notices to any

Governmental Authority, or any required registrations, declarations, or filings with any Governmental Authority in order to consummate the Transaction.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any United States or non-United States, federal, national, foreign, international, state, local, supranational or other government, governmental, regulatory or administrative authority, agency, instrumentality, or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction (including, for the avoidance of doubt, the Gaming Regulatory Authorities).

“Governmental Order” means any order, writ, judgment, injunction, decree, ruling, stipulation, directive, assessment, subpoena, verdict, determination or award issued, promulgated or entered, by or with any Governmental Authority of competent jurisdiction, arbitrator or arbitral tribunal.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“Income Tax Adjustment” means an amount (which shall not be less than zero) equal to the unpaid income Tax liabilities of the Transferred Entities for Pre-Closing Tax Periods in respect of income Tax Returns the original filing of which is first due after Closing.  The Income Tax Adjustment shall be (x) calculated after giving effect to any Transaction Deductions, loss carryforwards, interest expense carryforwards or actual cash Tax savings that are actually available at a “more likely than not” or greater level of comfort to offset income in Pre-Closing Tax Periods (notwithstanding that Indebtedness is otherwise calculated as of the Calculation Time and that the Final Closing Statement is generally calculated without giving effect to the consummation of the Transaction, and assuming that the election provided for in Rev. Proc. 2011-29 is made for any relevant expenses); and (y) notwithstanding anything else in this Agreement, determined (A) by excluding any Tax liability attributable to any action taken by Acquiror or any of its Affiliates (including, after the Closing, the Transferred Entities) after the Closing outside the Ordinary Course of Business; (B) by applying applicable Tax Laws, rather than by applying the Accounting Principles; (C) in accordance with the accounting methodologies and the past practices of the Transferred Entities in preparing Tax Returns with respect to income Taxes so long as such methodologies and past practices are “more likely than not” correct under applicable Law; and (D) by taking into account any pre-Closing income Tax payments with respect to the Transferred Entities.  For the avoidance of doubt, in no event will the Income Tax Adjustment take into account Taxes that are not required to be paid by the Transferred Entities (including U.S. federal income tax liabilities required to be paid by the direct or indirect owners of the Transferred Entities).

“Indebtedness” means, as of any date and time, without duplication, any of the following with respect to the Transferred Entities:  (a) indebtedness for interest and non-interest bearing borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, including any such indebtedness for borrowed money (1) evidenced by any note, bond, debenture, loan stock or other debt security (whether convertible or not) or (2) secured by a Lien on assets of a Transferred Entity (other than Permitted Liens), (b) all obligations under leases required to be treated as capital leases in accordance with GAAP and any obligations under sale and leaseback transactions, (c) obligations under any letters of credit to the extent drawn, (d) obligations under any out-of-the-money interest rate swap or other hedging arrangement, (e) the Income Tax Adjustment, (f) any severance obligations payable by a Transferred Entity as a result of any termination of employment by a Transferred Entity of any Business Employee prior to the Closing (g) any underfunded defined benefit pension liabilities under any Assumed Benefit Plan or all unfunded payment obligations under any retiree medical Assumed Benefit Plans (other than those required by applicable Law), in each case, payable by a Transferred Entity, including the employer’s share of any payroll or similar Taxes related thereto, (h) (i) accrued, but unpaid annual cash bonuses payable under the annual bonus plans set forth on Section 1.01(a) of the Disclosure Letter by the Transferred Entities to Business Employees in respect of the fiscal year ending immediately prior to the Closing (based on actual performance) (the “Prior Year Bonuses”), including the employer portion of payroll or similar Taxes relates thereto (the amount included in this subsection (i) the “Prior Year Bonus Amount”) and (ii) a prorated portion of annual cash bonuses payable under the annual bonus plans set forth on Section 1.01(a) of the Disclosure Letter by the Transferred Entities to Business Employees in respect of the fiscal year in which Closing occurs (the “Closing Year Bonuses”) (prorated based on the number of days of such year prior to the Closing and calculated based on target performance), including the employer portion of payroll or similar Taxes relates thereto (the amount included in this subsection (ii) the “Closing Year Bonus Amount”) (except to the extent such bonuses are captured within Net Working Capital), (i) all long term incentive plans issued by the Seller Entities, including but not limited to any Restricted Share Units (RSU) issued under the 2023 LTIP plan, (j) without double counting any other Assumed Employee Liabilities (except to the extent such liabilities are captured within Net Working Capital), (k) any declared but unpaid dividends and distributions payable to the Remaining Transferor Group as of the Closing, (l) intercompany amounts owed by a Transferred Entity to a member of the Remaining Transferor Group, net of intercompany amounts owed by a member of the Remaining Transferor Group to a Transferred Entity to the extent unpaid at the Calculation Time (including any Income Tax Adjustment arising out of the settlement of these balances) other than any intercompany loans, payables or advances that are forgiven, terminated or eliminated prior to Closing with no further liability to Acquiror or its Affiliates (including the Transferred Entities) unless such forgiveness, termination or elimination results in any Tax payable by any Transferred Entity, in which case such Tax cost will be included) (the “Net Intercompany Payables”)), (m) all obligations issued or assumed as the deferred purchase price of property or services under any conditional sale or title retention agreement and all obligations resulting from any holdback, earn-out or other contingent payment arrangement related to or arising out of any prior acquisition, business combination or similar acquisition transaction (in each case, excluding any ordinary course trade payables), (n) all liabilities or obligations resulting from bank overdrafts, (o) accounts payable that are over 365 days past due (excluding [***]), (q) (without double-counting) those line items classified as “Indebtedness” in Exhibit A, (r) all accrued and unpaid interest, any premiums payable or any other costs or charges (including any prepayment penalties, termination fees, breakage costs, make-whole and expense reimbursements) on any required repayment of instruments or obligations at its redemption value described in the preceding clauses (a) through (p), and (s) guarantees of Indebtedness described in the preceding clauses (a)-(r); provided, that Indebtedness shall be calculated pursuant to the Accounting Principles and

otherwise in accordance with Section 2.03(d).   For the avoidance of doubt, Indebtedness shall not include:  (i) any indebtedness or obligations of Transferor and its Subsidiaries pursuant to the EDR Merger Agreement Debt Financing, (ii) any intercompany receivables and payables among the Transferred Entities (other than to the extent there are any tax costs associated with actual settlement of such balances in which case such tax costs shall be included in Indebtedness)(iii) any indebtedness incurred by Acquiror and its Affiliates other than the Transferred Entities (and subsequently assumed by any Transferred Entity) on the Closing Date, or (iv) any Transaction Expenses.

“Independent Auditor” means Grant Thornton LLP, or if Grant Thornton LLP declines to act in such capacity, any other independent accounting firm of international repute mutually acceptable to Acquiror and Transferor, or if the parties cannot mutually agree on an Independent Auditor within ten (10) Business Days, an accounting firm of international repute mutually selected by (a) an accounting firm of international repute selected by Acquiror and (b) an accounting firm of international repute selected by Transferor.

“Intellectual Property” means all intellectual property of any type throughout the world, and all associated rights therein and related thereto, including all:  (a) patents and applications therefor, including all reissues, divisions, re-examinations, renewals, extensions, provisionals, divisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world; (b) trademarks, service marks, trade names, corporate names, trade dress, logos and slogans, and other indicia of source of origin, whether or not registered, including all common law rights thereto and all registrations and applications for registration thereof, together with the goodwill associated therewith; (c) creative works, and all copyrights and other all legal rights regarding and means for protection of works of authorship and creative works, including copyrights in Software (including Source Code), whether registered or common law, and all registrations and applications for registration thereof; (d) database rights and all rights in data, data sets, and compilation of data; (e) moral rights, including the benefit of contractual waivers of moral rights; (f) registered domain names, social media accounts (including, all associated user names, handles, or other identifiers, and all applicable passwords or other user credentials), Internet and World Wide Web URLs or addresses; (g) trade secrets and common law and statutory rights associated with confidential and proprietary information and know-how (“Trade Secrets”); (h) rights of publicity; (i) administrative rights arising from any of the rights set forth hereinabove, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, and extensions of legal protection pertaining to any of the foregoing; (j) rights in priority, registrations and applications for registration of the foregoing, in each case whether registered or unregistered and any equivalent rights to any of the foregoing in any jurisdiction; (k) right and power to assert, defend, and recover title to any of the foregoing; and (l) all rights to sue, and recover and retain damages and costs and attorneys’ fees, for future, present, or past infringement, misuse, misappropriation, impairment, unauthorized use, or other violation of any of the rights set forth hereinabove.

“IRS” means the Internal Revenue Service of the U.S.

“IT Systems” means all computers, devices, equipment, networks, systems, and other information technology systems and infrastructure, including all Software operating on or in connection with any of the foregoing, used, held for use, owned, leased or licensed by, for, or on behalf of the Business or by or on behalf of the Transferred Entities, including software, firmware, hardware, networks, interfaces, applications, platforms, and other devices, equipment, networks, or systems.

“Law” means any federal, national, supranational, provincial, state, local, foreign or similar statute, constitution, law (including common law), ordinance, regulation, rule, executive order, code, income tax treaty, requirement, order, consent decree, judgment or rule of law (including common law) or other binding directives promulgated, issued, entered into or in effect by any Governmental Authority.

“Liability” means any and all debts, liabilities, guarantees, assurances, commitments, Losses and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, liquidated or unliquidated, known or unknown, asserted or unasserted, due or to become due.

“Liens” means all liens, mortgages, deeds of trust, use restrictions, easements, encroachments, leases and subleases (excluding Transferred Real Property Leases), collateral assignments, security interests, conditional sale agreements, title retention agreements, charges, pledges, hypothecations, claims, proxy, voting trusts or similar agreements with respect to equity securities (other than provided in the Governing Documents of any Transferred Entity), options, rights of first refusal, rights of first offer, preemptive rights, transfer restrictions or other encumbrances or limitations of any kind whatsoever.  For clarity, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property.

“Loss” means any loss, damage, claim, Tax, fine, cost and expense, interest, award, judgment, liability, penalty or payments (including those arising out of any settlement or Governmental Order relating to any Action or proceeding), obligations and fees of any kind (including reasonable outside attorneys’ and consultants’ fees and expenses) actually paid, suffered or incurred.  Notwithstanding anything to the contrary contained herein, (a) consequential, special, indirect or incidental Losses, Losses for diminution in value or lost profits and any Losses measured by a multiple of earnings shall not be included in the definition of “Loss” except to the extent reasonably foreseeable and (b) punitive and exemplary Losses shall not be included in the definition of “Loss” except to the extent actually paid or incurred in connection with a claim by a third party.

“Lower Working Capital Collar” means [***].

“Malware” means any Software designed to disable any other Software or any computer or system automatically, with the passage of time, under the positive control of any Person or otherwise, or any Software enabling unauthorized access to or operation of or other disruption, impairment, modification, recordation, misuse, transmission, disablement or destruction of any other Software or any computer or system, including any back door, Easter egg, logic bomb, time bomb, cancelbot, drop dead device, cancelbot, disabling code or instruction, virus, trojan horse, worm, spyware, adware, or other similar Software.

“Material Adverse Effect” means any event, circumstance, development, change or effect (collectively, an “Effect”) that, individually or in the aggregate, (i) has been or would reasonably be expected to have a material adverse effect on the business, assets, or liabilities of, or the results of operations or the condition (financial or otherwise) of, the Business or the Transferred Entities (taken as a whole), taking into account the state of the business, assets and liabilities of, and the results of operations and the financial condition of, the Business and the Transferred Entities (taken as a whole) as of the date hereof or (ii) prevents or would reasonably be expected to prevent or materially delay the ability of Transferor or the Company to consummate the Transaction in accordance with this Agreement and the Ancillary Agreements prior to the Outside Date or the Extended Outside Date, as applicable; provided, however, that, in the case of clause (i), none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (a) Effects in legal, Tax, regulatory, financial or business conditions that generally affect the industry or markets in which the Business operates; (b) any change in national or international political, economic or social conditions or the securities markets, including Effects caused by any outbreak or escalation of war, act of foreign enemies, hostilities, terrorist activities or other social unrest; (c) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters or any other act of God or force majeure events; (d) any changes after the date hereof in Laws, regulatory policies or accounting requirements or principles (including GAAP) or the interpretations thereof; (e) any stoppage or shut down of any Governmental Authority; (f) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (g) any failure in and of itself (as distinguished from any Effect giving rise to or contributing to such failure) by the Business to meet projections or forecasts (it being understood that the Effects giving rise or contributing to any such failure may, unless otherwise excluded by another clause in this definition of “Material Adverse Effect,” be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur); (h) Effects arising from or related to the announcement, execution or performance of this Agreement, or the pendency or consummation of the Transaction, including losses or threatened losses of employees, customers, vendors or others having relationships with the Business (it being understood that this clause (h) shall not apply for the purpose of any representation or warranty set forth in this Agreement that specifically addresses the effect of the execution or performance of this Agreement or the consummation of the Transaction (or any condition to Closing set forth in Section 9.02 related thereto)); (i) the existence, occurrence or continuation of Effects to the extent caused by COVID-19 or any other pandemic or public health emergency; and (j) any Effect arising from or related to any action expressly required to be taken pursuant to this Agreement, or at the express written request of Acquiror or, provided, that the Effects referenced in the foregoing clauses (a) – (f) and (i) shall not be excluded for the purpose of determining whether there has been a “Material Adverse Effect” to the extent such Effects have a disproportionately adverse effect on the Business or the Transferred Entities (taken as a whole) as compared to other businesses in the same industry as the Business.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Ongoing Reductions in Force” means the reductions in force described in Section 1.01(b) of the Disclosure Letter.

“Net Working Capital” means, as of any date or time, (a) the consolidated current assets of the Transferred Entities as of such date (limited to the categories of current assets classified as Net Working Capital in Exhibit A and excluding (1) Cash and Cash Equivalents, (2) deferred tax assets,

(3) any prepayments arising from the settlement of amounts under section 2.03(b)), (4) intercompany receivables, (5) prepaid income taxes, and (6) operating derivative instruments; minus (b) the consolidated current Liabilities of the Transferred Entities as of such date (limited to the categories of current liabilities classified as Net Working Capital in Exhibit A and excluding (1) Indebtedness, (2) Transaction Expenses, (3) the current portion of operating lease liabilities, (4) intercompany payables, (5) operating derivative instruments, (6) income taxes related payable), and (7) [***]), in each case, as calculated in accordance with the Accounting Principles and the defined terms contained in this Agreement.  Net Working Capital will exclude all income Tax assets and income Tax liabilities and all deferred Tax assets and deferred Tax liabilities.

“Open Source” means Software or other Intellectual Property distributed or made available as, or containing or derived from any Software or other Intellectual Property distributed or made available as, “open source,” “public source” or “freeware” or under any licensing or distribution model that (a) requires the licensing or distribution of the Source Code of such Software or any other Software, (b) prohibits or limits the receipt of consideration in connection with licensing or distributing any Software or other Intellectual Property, (c) except as specifically permitted by applicable Law, allows any Person to decompile, disassemble or otherwise reverse-engineer such Software or any other Software, or (d) requires the licensing of any Software or other Intellectual Property to any other Person for the purpose of making any modification or derivative thereof.  “Open Source” includes any version of any Software or other Intellectual Property licensed or distributed pursuant to any of the following licenses or distribution models (or licenses or distribution models similar thereto):  (1) the GNU General Public License (GPL); (2) the GNU Lesser General Public License (LGPL); (3) the Mozilla Public License (MPL); (4) the Berkeley Software Distribution (BSD) licenses; (5) the Artistic License; (6) the Netscape Public License; (7) the Sun Community Source License (SCSL); (8) the Sun Industry Standards License (SISL); and (9) the Apache License.

“Ordinary Course of Business” means, with respect to any Person, an action taken in the ordinary course of operations of such Person, consistent with the past practices of such Person.

“Outside Date” means the date falling 12 (twelve) months after the date of this Agreement.

“PCI DSS” means the PCI Data Security Standard, issued by the PCI Security Standards Council, as revised from time to time.

“Permit” means any license, franchise, approval, authorization, consent, registration, exemption, certificate or permit issued or required by any Governmental Authority.

“Permitted Liens” means (a) Liens for current Taxes that are not yet due and payable or the validity or amount of which is being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens imposed by Law arising or incurred in the Ordinary Course of Business and the amounts of which are not yet due and payable and which would not, in the aggregate, have a Material Adverse Effect, or the validity or amount of which is being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, or pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations arising under workers’

compensation, unemployment insurance or other social security legislation, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations imposed by Governmental Authorities which are not violated in any material respect by the present use of the assets of the Business, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, and other similar non-financial charges and non-financial encumbrances of record arising in the Ordinary Course of Business which, in each case, do not materially interfere with or materially adversely impact the present use, value, or occupancy of the Transferred Leased Real Property, (e) Liens associated with any capital lease obligations of the Business, (f) with respect to the Transferred Equity Interests, restrictions under applicable securities Laws, (g) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business, and (h) Liens described in Section 1.01(c) of the Disclosure Letter.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, or any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Personal Information” means any information that, alone or in combination with other information, could reasonably allow the identification of an individual, or could reasonably be linked, directly or indirectly, to an individual and any information that is considered “personally identifiable information,” “personal information,” or “personal data,” “sensitive data,” “protected health information,” or any other similar term under any applicable Privacy and Data Security Law.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date, including the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Flow-Thru Tax Returns” means income Tax Returns of or to be filed by the Transferred Entities with respect to a taxable period ending on or before or including the Closing Date for which items of income, deductions, credits, gains or losses with respect to such Tax Return are passed through to Transferor (or direct or indirect equity holders in Transferor) under applicable Law.

“Pre-Closing Restructuring” means (i) the transactions described in Exhibit E and (ii) [***].

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date, including the portion of any Straddle Period ending on (and including) the Closing Date.

“Privacy and Data Security Laws” means all applicable Laws that apply to the Transferred Entities (solely in respect of the Business) pertaining to Personal Information, data protection, data privacy, data security, Data Breach notification, cross-border data transfer, data localization requirements, and self-regulatory standards to which the Transferred Entities are bound, including if applicable those related to PCI DSS.

“Purchase Price” means two hundred twenty-five million dollars ($225,000,000) to be paid by Transferor to Acquiror (or as directed by Acquiror) in accordance with the terms of this Agreement.

“R&W Insurance Policy” means the policy issued by Fusion Specialty Americas Insurance Services LLC in the form as set forth on Exhibit B (subject to the removal of customary conditional exclusions and the inclusion of missing policy expiration dates).

“Relevant Licenses” means all Consents issued by any Gaming Regulatory Authority to the Company, any other Transferred Entity or any officers, directors or employees thereof which are necessary to operate the Business in accordance with the Applicable Gaming Laws.

“Remaining Transferor Group” means each member of the Transferor Group other than the Transferred Entities.

“Sanctioned Person” means any Person that is:  (a) the subject or target of Sanctions Laws, including any Person listed on any Sanctions Laws-related list of designated or blocked persons such as OFAC’s Specially Designated Nationals and Blocked Persons List, Non-SDN Menu-Based Sanctions List, Foreign Sanctions Evaders List, Non-SDN Palestinian Legislative Council List, List of Foreign Financial Institutions Subject to Correspondent Account or Payable-Through Account Sanctions List, Non-SDN Chinese Military-Industrial Complex Companies List, and Sectoral Sanctions Identifications List, the Consolidated List of Persons subject to European Union financial sanctions, the United Kingdom Consolidated List of Financial Sanctions Targets, as well as any European Union or United Kingdom list of persons or entities designated as being subject to specific financial or trade restrictions or an investment ban; (b) located or resident in or organized under the Laws of a country or territory that is the target of comprehensive Sanctions Laws (which, as of the date of this Agreement, are Cuba, Iran, North Korea, Syria, Crimea/Sevastopol, Kherson and Zaporizhzhia regions and the so-called Donetsk People’s Republic and Luhansk People’s Republic) or whose government is the target of Sanctions Laws (which, as of the date of this Agreement, is Venezuela) (collectively, “Sanctioned Country”) or (c) owned or controlled by one or more Person(s) described in the foregoing clauses (a) and/or (b) (as such terms are defined in applicable Sanctions Laws).

“Sanctions Laws” means all Laws relating to economic, financial or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sensitive Data” means all Personal Information, material confidential information, proprietary information and any other material information protected by applicable Law or Contract that is collected, maintained, stored, transmitted, used, disclosed, or otherwise processed by or on behalf of the Business.

“Specific Principles” means the following accounting treatments such that the Estimated Closing Statement and Final Closing Statement shall be prepared:

(a) on a consolidated basis from the nominal ledgers of the Transferred Entities as if the Calculation Time was the end of the financial and tax year, including performance of all typical year-end ‘close the books’ processes.  In particular, any accounts classified as ‘Misc-Arena’ within unbilled receivables, deferred income and other accruals shall be reconciled and any net asset balances that are not supported shall be written off;

(b) will be based solely on the factors and circumstances as they exist immediately prior to the Closing in accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events and only having regard to information available to the Parties up until the time the Acquiror delivers the Final Closing Statement to the Transferor under Section 2.03(c) (the "Cut-off Time") and only where such information provides evidence of conditions existing at the Calculation Time:

(c) to the extent not otherwise addressed in the Accounting Principles, GAAP as at 31 December 2024 shall apply;

(d) so that no amount is excluded solely on the grounds of immateriality (i.e. not excluding an item solely on the grounds that such an adjustment would not be required under GAAP due to materiality thresholds);

(d) to avoid any double-counting of items in Cash and Cash Equivalents, Indebtedness, Net Working Capital and Transaction Expenses;

(e) such that prepayments shall be recognized, within the Final Closing Statement, in respect of advance payments made before or at the Calculation Time in respect of goods and services only to the extent that the benefit of such goods and services are received or receivable by the Transferred Entities after the Calculation Time

(f) to exclude any balances relating to deferred tax assets, and deferred tax liabilities.

(g) to accrue for any fees or penalties payable after the Calculation Time in relation to the amendment of any contractual arrangements prior to the Calculation Time (including any break fees payable under the [***] to the extent they remain unpaid at the Calculation Time);

(j) such that trade payables that are more than 365 days past due are reclassified from Net Working Capital to Indebtedness;

(i) to include any liabilities for sales commissions entitlement to employees under the existing Arena Sales Incentive Plan;

(j) to exclude net credit balances in receivables related to the following customers no longer trading with the Transferring Entities: [***];

(k) to exclude [***];

(l) to exclude  [***];

(n) to exclude any prepayments arising from any payments under Section 2.03(b).

“Software” means all computer software of any kind, in any form (including Source Code, object code, or other form), format, or programming language, including all programs, applications, routines, interfaces, libraries, modules, databases, tools, algorithms, compilers, files, all versions, updates, corrections, enhancements, replacements, and modifications of any of the foregoing, all related documentation, and all materials used to design, maintain, support or develop any of the foregoing.

“Source Code” means the preferred form of computer software code for making modifications, that may be printed out or displayed in human readable form, including related programmer comments, notes, annotations and documentation.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Standard Software Contract” means a non-exclusive license to unmodified, off-the-shelf Software, made generally commercially available on standard non-negotiated terms, for an individual acquisition cost, including maintenance and support, of $100,000 or less in the past twelve (12) months.

“Subsidiary” means, with respect to any Person, any other Person (a) of which such Person or any other Subsidiary of such Person is a general partner or managing member (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership), or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions with respect to such other Person is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Target Working Capital” means [***].

“Tax” or “Taxation” means any U.S. federal, state, local, or non-U.S. income, gross receipts, license, lease, service, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, workers’ compensation, digital services, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, duty, assessment or governmental charge in the nature of a tax, including any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, in each case, imposed by a Governmental Authority.

“Tax Returns” means any returns, reports, claims for refunds and forms (including declarations, amendments, schedules, computations, information returns or attachments thereto) filed or required to be filed with a Governmental Authority with respect to Taxes.

“Tax Sharing Agreement” means any Tax sharing, Tax indemnity or other Tax allocation agreement, but excluding commercial agreement the primary purpose of which is not Taxes.

“to the Knowledge of the Business” or similar terms used in this Agreement means the actual knowledge of any of the Persons set forth in Section 1.01(d) of the Disclosure Letter after reasonable inquiry of direct reports.

“Trade Laws” means applicable Laws related to (a) export controls, including the U.S. Export Administration Regulations administered by the U.S. Department of Commerce and the Foreign Trade Regulations administered by the U.S. Department of Commerce’s Census Bureau, the Council of the EU’s Regulation 2021/821 as well as the UK’s Export Control Order 2008 and the (retained) Council Regulation (EC) No 428/2009, (b) import controls and customs Laws, including those administered by U.S. Customs and Border Protection as well as the competent EU (Member State) and UK authorities, and (c) antiboycott laws, including those administered by the U.S. Department of Commerce and U.S. Department of the Treasury.

“Transaction” means, collectively, the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transaction Deductions” means all Tax deductions of or with respect to any Transferred Entity or the Business arising as a result of or in connection with the Transaction or the sale process in connection with the Transaction and in connection with the payment of any fees or expenses relating to existing indebtedness of the Transferred Entities (including any deferred financing costs, loan fees, any costs related to the redemption of any indebtedness, any costs related to prepayment penalties or premiums and any accrued (and not previously deducted) original issue discount on any indebtedness), the payment of any compensatory amounts to service providers to the Transferred Entities or the Business in connection with the Transaction or any other deductions or amounts attributable to liabilities incurred in connection with the Transaction.

“Transaction Expenses” means, to the extent not paid prior to the Calculation Time, any (a) third-party accounting, tax, consulting, legal or investment banking fees, costs, or similar third-party expenses that have been incurred by the Transferred Entities (and for which the Transferred Entities have liability for payment) in connection with or as a result of the preparation, negotiation, execution and delivery of this Agreement, the Ancillary Agreements and/or the consummation of the Transaction (including irrecoverable VAT that is required to be paid by the Transferred Entities in connection with amounts described in this clause (a)), (b) the amount of any retention payments payable by a Transferred Entity pursuant to those certain agreements set forth in Section 1.01(e) of the Disclosure Letter (the “Retention Bonus Agreements”) (including the employer portion of any payroll Taxes related thereto) (such amount, collectively, the “Retention Bonus Amount”) that result from the consummation of the Transaction, in each case, to the extent payable but not paid at or prior to the Closing, whether or not invoiced and (c) any transaction bonuses incurred by any Transferred Entity prior to or as of the Calculation Time and payable after the Calculation Time as a result of the consummation of the Transaction (including the employer portion of any payroll Taxes thereon). For the avoidance of doubt, Transaction Expenses shall be expressed as absolute value.

“Transferor Group” means Transferor and each Affiliate thereof.

“Transferor Group Tax Liabilities” means (a) any Taxes of any Transferred Entity for a Pre-Closing Tax Period (including the portion of any Straddle Period through the end of the day on the Closing Date), determined in accordance with Section 8.02(b) (and including, for the avoidance of doubt, any dividend withholding Taxes for which [***] is liable as a withholding agent for Pre-Closing Tax Periods), (b) any Taxes of Transferor or its Affiliates, (c) any Taxes that a Transferred Entity is required to pay as a result of its participation during a Pre-Closing Tax Period in an affiliated, consolidated, combined, or unitary Tax group of which such Transferred Entity (or any predecessor) was a member prior to the Closing, including pursuant to Treasury Regulation Section 1.1502-6 or any similar state, local, or non-U.S. Law (but excluding, for the avoidance of doubt, any Taxes for which a Transferred Entity is liable as a result of its participation in an affiliated, consolidated, combined or unitary Tax group that includes Acquiror or one of its Affiliates during a Post-Closing Tax Period), (d) any Taxes of any Person (other than a Transferred Entity) for a Pre-Closing Tax Period imposed on a Transferred Entity (i) under a Tax Sharing Agreement or (ii) as a transferee or successor, or pursuant to any Law (but excluding any liability for Taxes of another person via Contract), which liability for Taxes of another person as a transferee or successor or pursuant to Law arises out of an event or transaction that occurred prior to the Closing, (e) all Transfer Taxes for which Transferor is responsible pursuant to Section 8.03, and (f) any Taxes attributable to the Pre-Closing Restructuring; provided, that in no event will Transferor Group Tax Liabilities include:  (i) any Taxes attributable to any action taken after the Closing on the Closing Date that is outside the Ordinary Course of Business (other than actions required to be taken pursuant to the terms of this Agreement) and (ii) any Taxes that were included as a liability in the final determination of the Final Closing Date Payment.

“Transferor Marks” means all trademarks, tradenames and other source identifiers of the Remaining Transferor Group and those that incorporate the terms or associated logos of “Endeavor” or “IMG”, either alone or in combination with other words (including “IMG Arena”) and all marks, trade dress, logos, domain names and other source identifiers confusing similar to or embodying any of the foregoing either alone or in combination with other words.

“Transferor Name” means the name(s) “Endeavor” or “IMG” and any derivations thereof used either alone or in combination with other words.

“Transferor Plan” means a Benefit Plan that is not an Assumed Benefit Plan.

“Transferor Tax Filings” means:  (a) any Tax Return or other Tax filing with respect to a consolidated, combined, unitary or other Tax group that includes Transferor or any of Transferor’s Affiliates (other than such a group that consists of only Transferred Entities); and (b) any Tax Return or other Tax filing of Transferor or any of its Affiliates (other than the Transferred Entities).

“Transferred Assets” means all assets and properties of the Transferred Entities, including the assets and properties transferred to the Transferred Entities pursuant to Exhibit E (and excluding the assets and properties transferred out of the Transferred Entities pursuant to Exhibit E).

“Transferred Entities” means the Company and its Subsidiaries following the consummation of the Pre-Closing Restructuring, each as set forth on Section 3.05(b)(ii) of the Disclosure Letter.

“Transferred Intellectual Property” means all Intellectual Property included in the Transferred Assets or otherwise owned or purported to be owned by the Transferred Entities or exclusively licensed to the Transferred Entities.

“Transferred Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Transferred Entities.

“Transferred Liabilities” means all Liabilities to the extent arising from or in connection with any Transferred Asset, Transferred Entity or the Business (including the Assumed Employee Liabilities), in each case, whether such Liabilities arise or occur prior to, on or following the Closing, including for the avoidance of doubt any such Liabilities which become Liabilities of, or otherwise transfer to, Acquiror or its Affiliates (including the Transferred Entities) by operation of Law, including the Liabilities transferred to the Transferred Entities as specified in Exhibit E, but excluding the Liabilities in respect of which Transferor is obliged to indemnify Acquiror pursuant to Article X (including pursuant to Exhibit J).

“Transition Services Agreement” means the transition services agreement, substantially in the form attached hereto as Exhibit F, to be dated as of the Closing Date, between IMG Arena US Parent, LLC and Transferor or one of its Affiliates.

“UK Entities” means IMG Arena UK Ltd (company number 11862033), EDH Tennis Limited (company number 04351462), and IMG Data Limited (07978142).

“Upper Working Capital Collar” means [***].

“WME Credit Agreement” means that certain First Lien Credit Agreement, dated as of May 6, 2014 (as amended, supplemented, refinanced or otherwise modified from time to time), by and among WME IMG Holdings, LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

Section 1.02Definitions.  The following terms have the meanings set forth in the Sections set forth below:

“Acquiror Indemnified Parties”	Section 10.02(a)
“Acquiror Related Party”	Section 10.11(b)
“Acquiror Releasing Party”	Section 10.11(a)
“Acquiror Tax Returns”	Section 8.01(a)
“Acquiror Waived Matters”	Section 10.11(a)
“Acquiror”	Preamble
“Agreement”	Preamble
“Allocation”	Section 8.01(d)
“Business Employee List”	Section 3.17(b)
“Business Intellectual Property”	Section 3.14(b)
“Business Software”	Section 3.14(m)
“Business Trade Secrets”	Section 3.14(g)
“Closing Cash”	Section 3.23
“Closing Date”	Section 2.02

“Closing Indebtedness”	Section 1.01
“Closing Net Working Capital”	Section 2.03(c)
“Closing Transaction Expenses”	Section 2.02
“Closing Year Bonus Amount”	Section 1.01
“Closing Year Bonuses”	Section 1.01
“Closing”	Section 2.02
“Commercial Counterparties”	Section 2.03(i)
“Company Equity Interests”	Recitals
“Company”	Preamble
“Confidential Information”	Section 12.03(a)
“Confidentiality Agreement”	Section 5.02(b)
“D&O Indemnitees”	Section 5.05(a)
“Designated Person”	Section 12.15(a)
“Determination Date”	Section 2.03(e)
“Effect”	Section 1.01
“EOC”	Preamble
“Estimated Closing Cash”	Section 2.03(a)
“Estimated Closing Indebtedness”	Section 2.03(a)
“Estimated Closing Net Working Capital”	Section 2.03(a)
“Estimated Closing Statement”	Section 2.03(a)
“Estimated Closing Transaction Expenses”	Section 12.15(a)
“Existing Representation”	Section 12.15(a)
“Extended Outside Date”	Section 11.01(b)
“Extraordinary Action”	Section 5.04(b)
“Final Closing Statement”	Section 2.03(c)
“Final Post-Closing Payment Date”	Section 2.03(h)
“Final Post-Closing Payment”	Section 2.03(h)
“Financial Statements”	Section 3.07(a)
“First Post-Closing Payment Date”	Section 2.03(g)
“First Post-Closing Payment”	Section 2.03(g)
“IMG Arena Names and Marks”	Section 6.03(a)
“Indemnified Party”	Section 10.05(a)
“Indemnifying Party”	Section 10.05(a)
“Insurance Policies”	Section 3.22
“Labor Agreement”	Section 3.17(c)
“Labor Union”	Section 3.17(c)
“Material Contracts”	Section 3.19(a)
“Material Customers”	Section 3.20(a)
“Material Suppliers”	Section 3.20(b)
“Negative Adjustment Amount”	Section 2.03(f)(ii)
“OB Buyer”	Recitals
“OB Party”	Preamble
“OB Related Parties”	Section 10.01(a)
“OB Releasing Party”	Section 10.11(c)
“OB Transaction Agreement”	Recitals
“OB Waived Matters”	Section 10.11(c)

“Owned Software”	Section 3.14(n)
“Positive Adjustment Amount”	Section 2.03(f)(i)
“Post-Closing Matter”	Section 12.15(a)
“Post-Closing Payment Dates”	Section 2.03(h)
“Post-Closing Representation”	Section 12.15(a)
“Pre-Closing Designated Persons”	Section 12.15(b)
“Pre-Closing Period”	Section 5.01
“Pre-Closing Privileges”	Section 12.15(b)
“Prior Company Counsel”	Section 12.15(a)
“Prior Year Bonus Amount”	Section 1.01
“Prior Year Bonuses”	Section 1.01
“Privileged Materials”	Section 12.15(c)
“R&W Parties”	Section 5.07
“Reference Balance Sheet”	Section 1.01
“Registered IP”	Section 3.14(a)
“Regulatory Approvals”	Section 9.01(b)
“Released Party”	Section 10.11(b)
“Releasing Party”	Section 10.11(c)
“Remedies Exceptions”	Section 3.01(b)
“Retained Leased Real Property”	Section 3.15(f)
“Retained Real Property Leases”	Section 3.15(f)
“Retention Bonus Agreements”	Section 1.01
“Retention Bonus Amount”	Section 1.01
“Sanctioned Country”	Section 1.01
“Section 1542”	Section 10.11(d)
“Shared Action”	Section 6.04(b)
“Specified Third-Party Consents”	Section 5.04(b)
“Specified Third-Party Contract”	Section 6.02(a)
“Survival Date”	Section 10.01(a)
“Surviving Covenant”	Section 10.01(b)
“Tax Contest”	Section 8.05
“Third Party Intellectual Property Contracts”	Section 3.19(a)(xii)
“Third-Party Claim”	Section 10.05(a)
“Trade Secrets”	Section 1.01
“Transfer Taxes”	Section 8.03
“Transfer”	Recitals
“Transferor Guarantees”	Section 3.23(b)
“Transferor Indemnified Parties”	Section 10.03
“Transferor Insurance Policies”	Section 6.04(a)
“Transferor Related Parties”	Section 10.01(a)
“Transferor Releasing Party”	Section 10.11(b)
“Transferor Tax Return”	Section 8.01(a)
“Transferor Waived Matters”	Section 10.11(b)
“Transferor”	Preamble
“Transferred Equity Interests”	Recitals
“Transferred Real Property Leases”	Section 3.15(b)

“Unacceptable Condition”	Section 5.04(b)
“Union Facilitation Agreement”	Section 3.17(c)
“WARN Act”	Section 3.17(o)

Section 1.03Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)the table of contents, titles and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)the word “or” shall be disjunctive but not exclusive;

(e)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, unless otherwise specified;

(f)the word “will” shall be deemed to have the same meaning as the word “shall”;

(g)all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h)the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(i)the gender of all words used in this Agreement includes the masculine, feminine, and neuter;

(j)references to a Person are also to its successors (whether by way of merger, amalgamation, consolidation or other business combination) and permitted assigns;

(k)unless expressly provided otherwise, the measure of a period of one (1) month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date (for example, one month following February 18 is March 18, and one month following March 31 is May 1);

(l)references to dollars or $ shall, unless otherwise stated herein, be to the legal currency of the U.S., and all balances held in currencies other than that of the U.S. shall be converted to U.S. currency equivalent using the prevailing F/X exchange rate published by the Wall Street Journal for the Closing Date;

(m)whenever the words “day” or “days” are used in this Agreement, they are deemed to refer to calendar days unless expressly stated to be Business Days;

(n)when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day;

(o)any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; and

(p)whenever the phrase “made available,” “delivered,” or words of similar import are used in reference to a document, it shall mean the document was delivered to Acquiror or its representatives prior to, or made available for viewing by Acquiror or its representatives in the “Project Rhodes” virtual data room hosted by Donnelley Financial Solutions Venue as that site existed as of 9:00 P.M. Eastern Time on the day immediately prior to the date of this Agreement.

Article II.

PURCHASE AND SALE

Section 2.01Acquisition of Transferred Equity Interests.  Upon the terms and subject to the conditions of this Agreement, at the Closing, OB Party will (and Transferor will direct OB Party to) sell, transfer, convey, assign and deliver (or cause to be sold, transferred, conveyed, assigned and delivered) to Acquiror, and Acquiror will purchase, acquire and accept, the Transferred Equity Interests free and clear of all Liens (other than restrictions under applicable securities Laws) in exchange for the consideration set forth in Section 2.03.

Section 2.02Closing.  Subject to the terms and conditions of this Agreement, the closing of the Transfer (the “Closing”) shall take place remotely by means of email or other electronic transmission on the fifth (5th) Business Day following the satisfaction or waiver of each of the conditions to the obligations of the parties hereto set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing) in accordance with Section 9.01 and Section 9.02; provided that, if the date on which the Closing is otherwise required to occur pursuant to the foregoing is a date within the second half of a calendar month, the Closing shall instead occur on the first Business Day of the immediately following calendar month; provided, further, that, if the application of the foregoing proviso would cause the Closing to occur after the Outside Date or the Extended Outside Date, as applicable, the Outside Date or the Extended Outside Date, as applicable shall automatically be extended to the date that is three (3) Business Days following the date on which the Closing would otherwise occur pursuant to the foregoing proviso, or at such other time or on such other date as Transferor and Acquiror may mutually agree in writing (the date on which the Closing occurs, the “Closing Date”).  The Closing shall be deemed effective as of 12:01 a.m. (Eastern Time) on the Closing Date.

Section 2.03Adjustments; Payments.

(a)Estimated Closing Statement.  Not later than five (5) Business Days prior to the Closing, Transferor shall deliver to Acquiror a written statement (the “Estimated Closing Statement”) consisting of calculations as of the Calculation Time prepared in accordance with the Accounting Principles and Section 2.03(d) and the defined terms contained in this Agreement, together with reasonable supporting calculations, and, based thereon, a good faith estimate of:  (i) Net Working Capital as of the Calculation Time (the “Estimated Closing Net Working Capital”), together with a reasonably detailed explanation of the calculation thereof and of the Estimated Closing Net Working Capital Adjustment Amount, (ii) Cash and Cash Equivalents as of the Calculation Time (the “Estimated Closing Cash”), (iii) the aggregate amount of Indebtedness as of the Calculation Time (the “Estimated Closing Indebtedness”), (iv) the aggregate amount of Transaction Expenses (the “Estimated Closing Transaction Expenses”), and (v) the resulting Closing Date Payment.  It is understood and agreed that the Parties will cooperate in good faith and exchange financial information also ahead of the preparation of the Estimated Closing Statement to enable Acquiror to timely review and assess the accuracy of the Estimated Closing Statement; provided that, in no event shall the Closing be delayed as a result of the foregoing and in the event of any disagreement between the parties with respect to any items included in the Estimated Closing Statement, the Estimated Closing Statement as delivered by Transferor shall definitively set forth the calculations for each of the items set forth in clauses (i)-(v) of this Section 2.03(a).

(b)Closing Date Payment.  On the Closing Date, Transferor shall pay or cause to be paid to Acquiror in cash by wire transfer of immediately available funds to the account designated by Acquiror the Closing Date Payment; provided, that at the request and direction of Acquiror in accordance with Section 2.03(i) below, Transferor shall deliver all or a portion of the Closing Date Payment to one (1) or more Commercial Counterparties on the Closing Date to prepay contractual payment obligations of the Transferred Entities to such Commercial Counterparties relating to post-Closing periods, and any such prepayment made by Transferor to such Commercial Counterparties in accordance with such request and direction shall be deemed to satisfy, on a dollar-for-dollar basis, Transferor’s obligation to deliver the Closing Date Payment to Acquiror.

(c)Closing Date Payment Adjustment.  Within ninety (90) days following the Closing Date, Acquiror shall deliver to Transferor a written statement (the “Final Closing Statement”), consisting of the following calculations prepared in accordance with the Accounting Principles, the defined terms contained in this Agreement and Section 2.03(d):  (i) Net Working Capital as of the Calculation Time (the “Closing Net Working Capital”), together with a reasonably detailed explanation of the calculation thereof, (ii) Cash and Cash Equivalents as of the Calculation Time (the “Closing Cash”), (iii) the aggregate amount of Indebtedness as of the Calculation Time (the “Closing Indebtedness”), (iv) the aggregate amount of Transaction Expenses (the “Closing Transaction Expenses”), and (v) the resulting Final Closing Date Payment.

(d)Methodologies.  The Closing Date Payment shall be subject to adjustment as set forth in this Section 2.03.  The Final Closing Statement shall be prepared in accordance with the

Accounting Principles and the defined terms contained in this Agreement; provided, that the Final Closing Statement:  (w) subject to clause (z), shall be prepared in accordance with the Accounting Principles, (x) shall not give effect to the consummation of the Transaction, including any payments of cash in respect of the Closing Date Payment or, after the Closing, any other action or omission by Acquiror or the Transferred Entities, (y) shall not reflect any Liability for which Acquiror is expressly responsible pursuant to this Agreement, and (z) shall include no change in classification (1) to a current liability of any liability that previously was classified as a long-term liability in the Reference Balance Sheet, (2) to a long-term asset of any asset that previously was classified as a current asset in the Reference Balance Sheet, (3) to a current asset of any asset that was previously classified as a long-term asset in the Reference Balance Sheet or (4) to a long-term liability of any liability that was previously classified as a current liability in the Reference Date Balance Sheet, in each case, other than any such changes resulting solely from the passage of Time.

(e)Access; Disputes.  Following the Closing and until the Determination Date, Acquiror will provide to Transferor and its accountants and professional advisors reasonable access to the books and records, personnel, accountants and professional advisors (subject to execution and delivery of customary access letters) of Acquiror, the Transferred Entities and the Business to the extent reasonably required for its evaluation of the Final Closing Statement and each of the components of the Final Closing Date Payment; provided, however, that any such access shall be conducted during normal business hours, under the supervision of Acquiror’s personnel and in such a manner as not to interfere with the normal operations of the Business or the Transferred Entities.  If Transferor disagrees with any amount set forth on the Final Closing Statement or the calculation of the Final Closing Date Payment or any component thereof, Transferor shall notify Acquiror of such disagreement in writing within forty-five (45) days after its receipt of the Final Closing Statement, which notice shall set forth in reasonable detail the particulars of such disagreement.  In the event that Transferor does not provide such a notice of disagreement within such forty-five (45)-day period, Transferor shall be deemed to have accepted the Final Closing Statement delivered by Acquiror, which shall be final, binding and conclusive for all purposes hereunder.  In the event any such notice of disagreement is timely provided within such forty-five (45)-day period by Transferor, Acquiror and Transferor shall negotiate in good faith for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the amounts set forth on the Final Closing Statement; provided, that all negotiations between Acquiror and Transferor regarding the matters specified in such notice of disagreement will (unless otherwise agreed by Acquiror and Transferor) be governed by Rule 408 of the Federal Rules of Evidence and any comparable applicable state rule.  If, at the end of such period, Acquiror and Transferor are unable to resolve such disagreements, then Acquiror and Transferor shall refer the matter to the Independent Auditor and the Independent Auditor shall resolve any remaining disagreements.  Acquiror and Transferor acknowledge and agree that the Independent Auditor shall function solely as an expert and not as an arbitrator; provided, that the determination of the Independent Auditor shall, in the absence of actual fraud or manifest error, be binding and enforceable against the parties by a court of competent jurisdiction in accordance with Section 12.11.  The Independent Auditor shall be jointly instructed by Acquiror and Transferor to determine as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Independent Auditor, based solely on written submissions provided by Acquiror and Transferor to the Independent Auditor within ten (10) days following the date on which the Independent Auditor is appointed, whether the Final Closing Statement was prepared in accordance with the standards set forth herein and any remaining disagreements submitted to the Independent Auditor.  In resolving any such dispute, the Independent Auditor (A) may not assign a value to any item greater than the greatest value claimed for such item by either Acquiror or Transferor or less than the smallest value claimed for such item by either Acquiror or Transferor, (B) shall base its determination solely on written materials submitted by Acquiror and Transferor and the terms and provisions of this Agreement (and not on any independent review) and (C) shall deliver to Acquiror and Transferor a report setting forth its calculation thereof and the resulting Final Closing Statement and Final Closing Date Payment taking into account such resolution.  The fees and expenses of the Independent Auditor shall be allocated between Acquiror and Transferor based upon the percentage of such fees and expenses equal to the dollar value of the disputed amounts determined in favor of the other party by the Independent Auditor divided by the aggregate dollar value of all disputed items submitted to the Independent Auditor.  For example, if Transferor challenges the Final Closing Statement in the net amount of $1,000,000, and the Independent Auditor determines that Acquiror has a valid claim for $400,000 of the $1,000,000, Acquiror shall bear 60% of the fees and expenses of the Independent Auditor and Transferor shall bear the remaining 40% of such fees and expenses.  The determination of the Independent Auditor shall be final, conclusive and binding on the parties.  The date on which the Final Closing Statement (including the Final Closing Date Payment and the components thereof) is finally determined in accordance with this Section 2.03(e) is referred as to the “Determination Date.”

(f)Adjustments to Closing Date Payment.

(i)If the Final Closing Date Payment as finally determined in accordance with Section 2.03(e) exceeds the Closing Date Payment (such excess, the “Positive Adjustment Amount”) then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, Transferor shall pay to Acquiror by wire transfer of immediately available funds to the account designated by Acquiror an amount in cash equal to the Positive Adjustment Amount.

(ii)If the Closing Date Payment exceeds the Final Closing Date Payment as finally determined in accordance with Section 2.03(e) (such excess, the “Negative Adjustment Amount”), then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, Acquiror shall pay to Transferor by wire transfer of immediately available funds to the account designated by Transferor an amount in cash equal to the Negative Adjustment Amount.

(iii)Acquiror and Transferor shall, and shall cause their respective Affiliates to, treat all payments made pursuant to this Section 2.03 as adjustments to the Closing Date Payment for income Tax purposes to the extent permitted by applicable Law.

(g)First Post-Closing Payment.  On the one (1)-year anniversary of the Closing Date (the “First Post-Closing Payment Date”), Transferor shall pay or cause to be paid to Acquiror in cash by wire transfer of immediately available funds to the account designated by Acquiror a portion of the Purchase Price in an amount equal to fifty million dollars ($50,000,000.00) (the “First Post-Closing Payment”); provided, that at the request and direction of Acquiror in accordance with Section 2.03(i) below, Transferor shall deliver all or a portion of the First Post-Closing Payment to one or more Commercial Counterparties on the First Post-Closing Payment

Date, and any such payment made by Transferor to such Commercial Counterparties in accordance with such request and direction shall be deemed to satisfy, on a dollar-for-dollar basis, Transferor’s obligation to deliver the First Post-Closing Payment to Acquiror.

(h)Final Post-Closing Payment.  On the two (2)-year anniversary of the Closing Date (the “Final Post-Closing Payment Date” and, together with the First Post-Closing Payment Date, the “Post-Closing Payment Dates”), Transferor shall pay or cause to be paid to Acquiror in cash by wire transfer of immediately available funds to the account designated by Acquiror the remaining portion of the Purchase Price in an amount equal to fifty million dollars ($50,000,000.00) (the “Final Post-Closing Payment”); provided, that at the request and direction of Acquiror in accordance with Section 2.03(i) below, Transferor shall deliver all or a portion of the Final Post-Closing Payment to one or more Commercial Counterparties on the Final Post-Closing Payment Date, and any such payment made by Transferor to such Commercial Counterparties in accordance with such request and direction shall be deemed to satisfy, on a dollar-for-dollar basis, Transferor’s obligation to deliver the Final Post-Closing Payment to Acquiror.

(i)Payments to Third Parties.  [***].

(j)Restricted Actions.  Transferor will not undertake any sale, assignment, transfer, or disposal, or adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization transaction, in each case, that would be reasonably be expected to result in Transferor (or its successor) failing to have cash on hand or undrawn amounts immediately available under existing credit facilities to make the payments required pursuant to this Section 2.03.

(k)Default Interest.  To the extent any amounts under Section 2.03 are not paid within five (5) Business Days of the date when due, default simple interest of seven percent (7%) per annum (accrued from the applicable due date) plus any reasonable and documented fees, costs and out of pocket expenses actually incurred for the adequate prosecution of such claims shall be payable to Acquiror.  In the event the First Post-Closing Payment is not paid within five (5) Business Days after the First Post-Closing Payment Date, the Final Post-Closing Payment shall accelerate and become due and payable immediately as of the fifth (5th) Business Day following the First Post-Closing Payment Date.

Section 2.04Closing Deliveries.

(a)At the Closing, Acquiror shall:

(i)deliver to Transferor the Transition Services Agreement, duly executed by Acquiror;

(ii)deliver to Transferor a valid and duly executed applicable IRS Form W-8; and

(iii)deliver to Transferor a certificate executed by an officer of Acquiror, dated as of the Closing Date, stating that the conditions set forth in Section 9.01(a) that relate to the representations, warranties and covenants made by Acquiror have been satisfied.

(b)At the Closing, Transferor shall:

(i)deliver or cause to be delivered to Acquiror duly executed instruments of transfer sufficient to vest in Acquiror all right, title and interest in the Transferred Equity Interests (it being understood that in connection with any such instruments of transfer, Transferor and its Affiliates shall not be required to make any additional representations or warranties, express or implied, not contained in this Agreement or incur any additional Liability beyond what Transferor is otherwise liable for pursuant to the terms of the Agreement);

(ii)pay or cause to be paid to Acquiror in cash by wire transfer of immediately available funds to the account designated by Acquiror an amount equal to the Closing Date Payment;

(iii)deliver or cause to be delivered to Acquiror the Transition Services Agreement, duly executed by Transferor or one of its Affiliates

(iv)deliver or cause to be delivered to Acquiror an IRS Form W-9 of Transferor (or the entity from which Transferor is disregarded as a separate entity for U.S. federal income tax purposes);

(v)deliver or cause to be delivered to Acquiror evidence of the release of all Liens on the assets or equity interests of any Transferred Entity pursuant to the WME Credit Agreement;

(vi)deliver or cause to be delivered to Acquiror a certificate executed by an officer of Transferor, dated as of the Closing Date, stating that the conditions set forth in Section 9.02(a) (that relate to the representations, warranties and covenants made by Transferor) and Section 9.02(i) have been satisfied; and

(vii)deliver or cause to be delivered to Acquiror the fully executed documentation in respect of (x) the transfer of the Company Equity Interests to OB Buyer pursuant to the closing of the OB Transaction and the transfer of the Company Equity Interests to OB Party immediately thereafter, and (y) the Pre-Closing Restructuring, substantially in the form made available to Acquiror prior to the Closing Date.

Section 2.05Withholding.  Each of the Company, Transferor and Acquiror (and their Affiliates) shall each be entitled to deduct or withhold from amounts payable pursuant to this Agreement such amounts as the Company, Transferor or Acquiror (or their Affiliates), as applicable, are required to deduct or withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Law, and the Company, Transferor or Acquiror, as applicable, shall timely remit such amounts to the appropriate Governmental Authority.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by any of the Company, Transferor or Acquiror (or their Affiliates), as applicable, such amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made by the Company, Transferor or Acquiror (or their applicable Affiliate), as applicable.  Transferor and Acquiror shall use commercially reasonable efforts to cooperate to reduce or eliminate the incurrence of withholding Taxes in connection with the transactions contemplated by this Agreement.  Transferor and Acquiror shall reasonably cooperate to promptly provide documentation and certifications required to mitigate or eliminate withholding Taxes.

Article III.

REPRESENTATIONS AND WARRANTIES OF TRANSFEROR AND OB PARTY

Except as disclosed in the Disclosure Letter, each of (i) Transferor and (ii) solely with respect to the representations and warranties related to OB Party as set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05 (other than the last sentence of Section 3.05(e)) and the first sentence of Section 3.12, OB Party hereby represents and warrants to Acquiror, the following as of the date hereof and as of the Closing:

Section 3.01Organization and Authority.

(a)Each of Transferor, OB Party and each of the Transferred Entities is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization.  Each of Transferor, OB Party and each of the Transferred Entities has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted, other than, in each case, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole.

(b)Each of Transferor, OB Party and the Company has all necessary power, authority and legal capacity to enter into this Agreement and each Ancillary Agreement to which it is or will be a party, to carry out its obligations hereunder and thereunder, and to consummate the Transaction.  This Agreement, the Ancillary Agreements, and the consummation of the Transaction have been (or will be at Closing) duly authorized by all necessary corporate (or similar) action by each of Transferor, OB Party and the Transferred Entities, as applicable, and no other approval, authorization or corporate (or similar) action on the part of each of Transferor, OB Party or any Transferred Entity is necessary to authorize this Agreement, any other agreement to which it is, or is specified to be, a party, the performance of its obligations hereunder and thereunder, and the consummation of the Transaction.  This Agreement has been, and each of the Ancillary Agreements to be executed and delivered prior to or at the Closing by Transferor, OB Party or the Company are, or will be, duly executed and delivered by Transferor, OB Party and the Company, and (assuming due authorization, execution and delivery by Acquiror or the applicable counterparty) constitute, or will constitute at the Closing, legal, valid and binding obligations of Transferor, OB Party and the Company, enforceable against Transferor, OB Party and the Company in accordance with their terms, except as enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or otherwise under applicable Law) (collectively, the “Remedies Exceptions”).

(c)No order has been made, petition presented, or resolution passed for the winding-up or provisional winding-up of Transferor, OB Party or any Transferred Entity.  None of Transferor, OB Party or any Transferred Entity is the subject of an application to the court for an administration order, a notice of appointment of an administrator, a notice of intention to appoint an administrator or has an administrator appointed over it.  No action has been taken for Transferor, OB Party or any Transferred Entity to enter into any arrangement or composition for the benefit of creditors, or for the appointment of a receiver, administrative receiver or similar officer of Transferor’s, OB Party’s or a Transferred Entity’s undertaking, interests, properties, revenues or assets.

Section 3.02No Conflict.  Assuming that all applicable requirements of the Regulatory Approvals have been satisfied, the execution, delivery, and performance of this Agreement and the Ancillary Agreements by Transferor, OB Party and the Company and the consummation of the Transaction do not and will not (a) violate or conflict with the Governing Documents of Transferor, OB Party or any Transferred Entity, (b) conflict with or violate any Law, Governmental Order or Applicable Gaming Law applicable to Transferor, OB Party or any Transferred Entity (or their assets, properties, or businesses), the Transferred Equity Interests, or the Business, (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any requirement of notice or rights of termination, amendment, acceleration or cancellation of, any Material Contract, or (d) result in the creation or imposition of any Lien on any of the Transferred Equity Interests or any properties or assets of any Transferred Entity (other than any Permitted Lien or any Lien that will be released or terminated at or prior to the Closing), except in the case of clauses (b), (c) or (d), to the extent such violation, default, required consent, notice, termination, or acceleration would not reasonably be expected to have, individually or in the aggregate, a materially adverse impact on the Transferred Entities, the Transferred Equity Interests, or the operation of the Business, taken as a whole.

Section 3.03Government Consents and Approvals.  Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement and except as may result from any facts or circumstances relating solely to Acquiror or any of its Affiliates, none of the execution, delivery, and performance by Transferor, OB Party and the Company of this Agreement or any Ancillary Agreement to which Transferor, OB Party or the Company is, or is to be, a party, or the consummation by Transferor, OB Party and the Company of the Transaction does or will require any Government Consent, except (a) where failure to obtain such Government Consent would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, or (b) applicable requirements of the Regulatory Approvals.

Section 3.04Brokers.  Except as set forth on Section 3.04 of the Disclosure Letter (whose fees and commissions will be paid by Transferor or its Affiliates (other than the Transferred Entities)), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, any Ancillary Agreement, or the Transaction based upon arrangements made by or on behalf of Transferor, OB Party or any Transferred Entity.

Section 3.05Capitalization.

(a)Transferor owns, and OB Party will own at the Closing, directly or indirectly, beneficially and of record, the Transferred Equity Interests, free and clear of all Liens other than restrictions under applicable securities Laws, there is no arrangement or obligation that would reasonably be expected to result in the creation of a Lien affecting any of the Transferred Equity Interests (other than any Lien that will be terminated or released at or prior to the Closing), and Transferor has good and valid title to the Transferred Equity Interests.  At the Closing, OB Party will transfer to Acquiror good and valid title to the Transferred Equity Interests, free and clear of any Liens other than restrictions under applicable securities Laws.

(b)Section 3.05(b)(i) of the Disclosure Letter sets forth a list of the Transferred Entities, and, with respect to each Transferred Entity (as applicable):  (i) its name, registered number (if applicable), and jurisdiction of incorporation or organization, as applicable, (ii) each jurisdiction in which it is licensed or qualified to do business and its registered office, (iii) its entity type, (iv) the members of the board of directors, board of managers or similar governing body, (v) the names and titles of its officers, and (vi) its current ownership (including the issued and outstanding equity interests and the owner thereof).  All of the equity interests of the Transferred Entities are duly authorized and validly issued, fully paid and nonassessable, and have been issued in compliance in all material respects with all applicable Laws and are not in violation of preemptive or similar rights of any other Person.  No Transferred Entity has any Subsidiary or owns, beneficially or of record, directly or indirectly, any other Person or any capital stock (including but not limited to any interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing entity or a right to control such entity) or other voting securities of, or other ownership interests in, any Person other than the other Transferred Entities or as set forth in Section 3.05(b)(ii) of the Disclosure Letter.  Except as set forth on Section 3.05(b)(iii) of the Disclosure Letter, no Person other than Transferor or OB Party (or a Transferred Entity) will own, beneficially or of record, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Transferred Entity as of immediately prior to the Closing.  No Transferred Entity is under any current or prospective obligation, understanding, or agreement to form or participate in, or provide funds to, make a loan or capital contribution or other investment in any Person.  The Transferred Equity Interests comprise all the issued and outstanding shares, membership interests, or other equity interests in the Transferred Entities.

(c)Other than pursuant to this Agreement or as set forth in Section 3.05(c) of the Disclosure Letter, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, call rights, redemption rights, phantom interests, profits interests, restricted units, other compensatory equity or equity-linked rights, convertible securities, subscription rights, exchange rights or conversion rights, in each case, either directly or indirectly, that relate to any securities or other interest of or in the Transferred Entities, that relate to any securities or instruments convertible into or exchangeable for securities or any other interests in any Transferred Entity, that give rise to a right to vote by any Person, or that obligate any Transferred Entity to issue, redeem, repurchase or otherwise acquire any equity interest in another Person.  There are no declared or accrued but unpaid dividends with respect to the Transferred Equity Interests.

(d)Section 3.05(d) of the Disclosure Letter sets forth a true and complete list of each Contract to which Transferor, OB Party or any Transferred Entity is a party with respect to the issuance, sale, or voting of any Transferred Equity Interests.  There are no outstanding contractual obligations of any Transferred Entity to repurchase, redeem or otherwise acquire any Transferred Equity Interests.  No equity securities of the Transferred Entities are reserved for issuance for any purpose.

(e)Each of the Governing Documents of the Transferred Entities is in full force and effect, and the Transferred Entities are not in default under or in violation of any provision of their Governing Documents.  Transferor has made available to Acquiror copies of the Governing Documents of each of the Transferred Entities as in effect as of the date hereof, and such copies are correct and complete as of the date hereof.

Section 3.06Qualification.  Each of Transferor (solely in respect of the Business), each Transferred Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the character of the assets or properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.07Financial Information.

(a)Section 3.07 of the Disclosure Letter includes (i) the unaudited consolidated profit and loss statements of the Business for the twelve (12) months ended as of December 31, 2022, December 31, 2023 and December 31, 2024, (ii) the unaudited statements of cash flows of the Business as of and for the twelve (12) months ended as of December 31, 2022, December 31, 2023 and December 31, 2024, and (iii) the unaudited consolidated balance sheet of the Business as of December 31, 2022, December 31, 2023 and December 31, 2024 (the “Financial Statements”).  The Financial Statements (i) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby, (ii) have been prepared from, and are consistent with, the books and records of the Transferor Group and (iii) fairly and accurately present, in all material respects, the financial condition, results of operations, assets, liabilities and changes in financial position of the Business for the period covered thereby except for the absence of footnotes and other presentation items and for normal year-end adjustments (none of which are, or are reasonably expected to be, material, in nature or amount, individually or in the aggregate).  Acquiror acknowledges that (i) the Business has not been conducted on a standalone basis, and no representations are made that the estimated stand-alone overhead costs included in the Financial Statements are an accurate reflection of the overhead costs that Acquiror would incur to operate the Business, (ii) stand-alone financial statements have not historically been prepared for the Business and (iii) the Financial Statements are not necessarily indicative of what the financial position and results of operations of the Business will be in the future.  Since December 31, 2024, there has been no material change in the accounting methods or principles of the Business that would be required to be disclosed in the Financial Statements in accordance with GAAP, except as described in the notes thereto.

(b)The Transferor Group has established and maintains a system of internal financial reporting and accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that (i) the Business’ transactions, including transactions between the Business, on the one hand, and the Transferor Group (other than the Business), on the other hand, are recorded as necessary based upon group accounting guidelines and procedures of the Transferor Group to permit preparation of the Transferor Group’s consolidated financial statements in conformity with GAAP and to maintain asset accountability therein, (ii) the Business’ transactions are recorded as necessary based upon group accounting guidelines and procedures of the Transferor Group to permit preparation of the Transferor Group’s consolidated financial statements that are free from material misstatement, and (iii) transactions are executed with management’s authorization, except, in the case of each of clauses (i) through (iii), for any deficiency that would not, individually or in the aggregate, reasonably be expected to be material to the Business, the Transferred Equity Interests, or the Transferred Entities, taken as a whole.  There are no material weaknesses or significant deficiencies (as such terms are defined in Regulation S-X of the Securities Act) in the Transferor Group’s internal controls that would reasonably be expected to materially adversely affect the Business’ or the Transferred Entities’ ability to record, process, summarize and report financial information.

(c)All accounts receivable of the Business, to the extent uncollected, (i) are collectible at their aggregate carrying values set forth in the Financial Statements in the Ordinary Course of Business, except to the extent reduced by reserves for uncollectible accounts applied in accordance with GAAP, (ii) are valid obligations owed to the applicable Transferred Entity by third parties, (iii) result from the operation and lawful conduct of the Business in the Ordinary Course of Business, and (iv) are not disputed or otherwise subject to any refund, discount, counterclaim, or right of setoff.

(d)Transferor has, and will have on the Closing Date, First Post-Closing Payment Date and the Final Post-Closing Payment Date, cash on hand or undrawn amounts immediately available under existing credit facilities necessary to make the applicable payments required pursuant to Section 2.03, and to satisfy all post-Closing payment obligations of Transferor under this Agreement.

(e)Transferor has maintained the stock record books, minute books, and other corporate governance records of each Transferred Entity in accordance with reasonable business practices and applicable Law.  At the Closing, all of the books and records of the Transferred Entities will be in the possession of the Transferred Entities unless otherwise directed by Acquiror in writing.

Section 3.08Absence of Undisclosed Liabilities.

(a)There are no Liabilities of the Transferred Entities or the Business (including those required to be reflected on a balance sheet prepared in accordance with GAAP), other than Liabilities (i) to the extent reflected as a liability or reserved against on the Financial Statements or the notes thereto, (ii) incurred since December 31, 2024 in the Ordinary Course of Business, (iii) incurred since December 31, 2024 that are Transaction Expenses of Transferor or any Transferred Entity that will be paid at or prior to the Closing, (iv) set forth on Section 3.08(a) of the Disclosure Letter or (v) that would not individually or in the aggregate reasonably be expected to be material to the Business or the Transferred Entities (taken as a whole).

(b)None of Transferor or any Transferred Entity or, to the Knowledge of the Business, any employee of the foregoing or any of the foregoing’s independent auditors has identified or been made aware of (i) any fraud that involves the management or other employees of Transferor or the Transferred Entities who have a role in the preparation of financial statements or the internal accounting controls utilized by any Transferred Entity or the Business or (ii) any written claim or written allegation regarding the foregoing.

Section 3.09Absence of Certain Changes.  Except as set forth in Section 3.09 of the Disclosure Letter, since December 31, 2024, (a) the Business has been conducted in the Ordinary Course of Business, (b) there has not been a Material Adverse Effect, and (c) none of the Transferred Entities or Transferor (with respect to the Business) have taken, or failed to take, any action that if taken, or failed to be taken, after the date hereof would have been required to be disclosed pursuant to Section 5.01 (other than Section 5.01(e), Section 5.01(f) and Section 5.01(g)).

Section 3.10Compliance with Laws.

(a)Except as set forth in Section 3.10 of the Disclosure Letter, (a) the Business is being, and has been for the past three (3) years, conducted in compliance with all applicable Laws of any applicable Governmental Authority, and each of Transferor (in respect to the Business) and each Transferred Entity is, and has been for the past three (3) years, in compliance with all applicable Laws of any applicable Governmental Authority, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole, and (b) no Transferred Entity or member of the Transferor Group (solely in respect of the Business) has, for the past three (3) years, (x) received or entered into, nor is there any basis for any material citations, complaints, consent orders, or other similar Governmental Orders or (y) received any written, or to the Knowledge of the Business, oral, notice or other communication from any Governmental Authority that indicates any material non-compliance with, or material liability under, any Laws.

(b)The Transferred Entities hold, or at the Closing will hold, all Consents of all Governmental Authority required to own, lease and operate their properties and assets and to conduct all business currently conducted by them and are in compliance with the terms of such Consents, except where the failure to hold or be in compliance with such Consents would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Transferred Entities, taken as a whole.  All such Consents are, or at the Closing will be, in full force and effect, and no Action is pending or, to the Knowledge of the Business, threatened, seeking the revocation, cancellation, suspension or adverse modification of any such Consent.  The Transferred Entities are in compliance with the terms of such Consents, and, to the Knowledge of the Business, (i) no condition exists that, with or without notice or lapse of time, or both, would constitute a default under such Consents, and (ii) there is no reasonable basis for the suspension, revocation, non-renewal, cancellation, or adverse modification of any such Consent, except, in each case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole.

Section 3.11Data Privacy and Cybersecurity.

(a)Except as set forth in Section 3.11(a) of the Disclosure Letter, for the past three (3) years, the Transferred Entities (solely in respect of the Business) are and have been in material compliance with all Privacy and Data Security Laws, and their obligations under any Contracts and their then-applicable privacy and security policies and procedures to which they are or were bound, relating to Personal Information and the acquisition, collection, storage, confidentiality, use, disclosure, transfer, cross-border transfer, destruction, and any other processing of Personal Information.  For the past three (3) years, the Transferred Entities have and have had in place, and have complied in all material respects, with their published written policies and procedures related to the privacy and security of Personal Information.

(b)For the past three (3) years, the Transferred Entities (solely in respect of the Business) have adopted and implemented reasonable, and not less than industry standard, administrative, physical, and technical safeguards, designed to protect the confidentiality, integrity, availability and security of Sensitive Data against unauthorized access, use, modification, disclosure or other misuse, except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole, the Transferred Entities (solely in respect of the Business) (x) require by written contract any vendor and other third party who has or has had access to Sensitive Data to have in written form, and to implement, substantively similar security programs and policies in accordance with Privacy and Data Security Laws and (y) carry out regular penetration tests and vulnerability assessments of the IT Systems and, during the past three (3) years, have remediated all identified critical or high risk vulnerabilities.  The IT Systems (i) are in good working order; (ii) function in all material respects in accordance with all specifications and any other descriptions under which they were supplied; and (iii) are sufficient for the existing needs of the Transferred Entities and the Business.  Except as set forth in Section 3.11(b) of the Disclosure Letter, for the past three (3) years, the Transferred Entities (solely with respect of the Business) have not suffered any material Data Breach.

(c)For the past three (3) years, to the Knowledge of the Business, the Business has not been under investigation by any Governmental Authority in respect of its use of Personal Information or otherwise under Privacy and Data Security Laws.  For the past three (3) years, the Business has not received any written notice of any claims or allegations of, or been charged in writing with, any material violation of any Privacy and Data Security Laws from any Person or Governmental Authority.  To the Knowledge of the Business, there are no facts or circumstances that are reasonably likely to form the basis for any such claims, investigations, or allegations which would, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole.

(d)The Transferred Entities (with respect to the Business) comply with their stated policy that any company with which the Transferred Entities do business has a current compliance initiation form on file that outlines the diligence conducted, results, and any conditions on approval, or has conducted a comparable process through Transferor’s vendor approval system.  For the past three (3) years, to the Knowledge of the Business, no vendor (in the course of providing services for or on behalf of the Business) has suffered a material Data Breach.

(e)The execution of this Agreement and the consummation of the transactions contemplated hereunder do not violate any privacy and security policies and procedures, terms of use, Contract or Privacy and Data Security Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole.

Section 3.12Litigation and Governmental Orders.  There are no Actions pending or, to the Knowledge of the Business, threatened against Transferor, OB Party or the Company that would reasonably be expected to prevent, delay, or materially affect the legality, validity or enforceability of this Agreement or any of the Ancillary Agreements against Transferor, OB Party or the Company or the consummation of the Transaction by Transferor or the Company.  There are no, and for the past three (3) years there have been no, Actions pending or, to the Knowledge of the Business, threatened against any Transferred Entity, the Business, or any assets or properties of the Transferred Entities, and, as of the date hereof, none of the Business, any Transferred Entity, or any member of the Transferor Group (solely in respect of the Business) is subject to any Governmental Order, in each case, that would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole.  For the past three (3) years, no Transferred Entity or any other member of the Transferor Group (in the case of a member of the Transferor Group, solely in respect of the Business or Business Employees as of the date hereof) has received any written notice (or, to the Knowledge of the Business, other notice) from any Governmental Authority indicating that it or any of its assets is subject to any material Governmental Order relating to the Business.  There is no, and for the past three (3) years has not been any, Governmental Order outstanding against any Transferred Entity or to which any Transferred Entity is subject that is material to the Business or that challenges and seeks to prevent or enjoin that would reasonably be expected to restrict or materially delay the consummation of the Transaction.

Section 3.13Permits.  Except as set forth on Section 3.13 of the Disclosure Letter, the Transferred Entities hold all Permits required for the conduct of the Business as it is currently conducted or for the ownership, lease, and operation of the rights, properties, or assets of the Transferred Entities, except where the failure to have such Permits would not, individually or in the aggregate, reasonably be expected to be material to the Business (taken as a whole).  (i) All of such Permits held by or issued to the Transferred Entities are in full force and effect, and no suspension, revocation, cancellation or modification of any of them has been, to the Knowledge of the Business, threatened, (ii) each Transferred Entity is in compliance with each such Permit held by or issued to it, and (iii) no condition exists that, with or without notice or lapse of time, or both, would constitute a default under such Permits, and, to the Knowledge of the Business, there is no reasonable basis for the withdrawal, suspension, revocation, non-renewal, cancellation or adverse modification of any such Permit, except as would not, in each case of clauses (i)-(iii), individually or in the aggregate, reasonably be expected to be material to the Business (taken as a whole).

Section 3.14Intellectual Property.

(a)Section 3.14(a) of the Disclosure Letter sets forth a true and complete list of all of the following to the extent included in the Transferred Intellectual Property:  (i) patents and patent applications, (ii) trademarks, service marks, trade names and corporate names that are registered or subject to an application, (iii) registered copyrights and copyright applications, (iv) domain name registrations (collectively, “Registered IP”) and (v) unregistered trademarks, service marks, trade names and corporate names that are material to the Transferred Entities or the conduct of the Business.  All Registered IP and all other Transferred Intellectual Property is subsisting, valid and enforceable.  In no instance have any rights in any Registered IP been abandoned, cancelled, invalidated, allowed to expire, or permitted to enter the public domain, except in the Ordinary Course of Business where the Business, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew any such Intellectual Property.

(b)Except as set forth in Section 3.14(b) of the Disclosure Letter, the Transferred Entities have good, valid, and legal title to, and solely and exclusively own all right, title, and interest in and to, all Registered IP and other Transferred Intellectual Property, and have the right to use all other Intellectual Property material or necessary to the Business as used or held for use by or on behalf of the Transferred Entities (“Business Intellectual Property”), in each case free and clear of all Liens other than Permitted Liens.  The Transferred Entities have the right to use and otherwise exploit all Business Intellectual Property in the manner currently used or exploited by the Transferred Entities, as well as in any manner necessary for the operation of the Business.  The consummation of the Transaction herein shall not impair, extinguish, or adversely impact, restrict, or otherwise alter any such rights in and to any Business Intellectual Property, and the Transferred Entities shall continue to have all such rights immediately following Closing.

(c)Section 3.14(c) of the Disclosure Letter sets forth a true, complete, and accurate list of all Third Party Intellectual Property Contracts under which the Transferred Entities (i) are licensed, granted, or otherwise receive or obtain any rights in, under, or with respect to Intellectual Property, or (ii) license, grant, or otherwise provide or convey any rights in, under, or with respect to Intellectual Property.  The Transferred Intellectual Property, the Intellectual Property licensed by the Transferred Entities under the Third Party Intellectual Property Contracts listed in Section 3.14(c) of the Disclosure Letter, the Intellectual Property licensed by the Transferred Entities pursuant to a Contract described by Section 3.19(a)(xii)(v)-(y), the Intellectual Property provided pursuant to the Transition Services Agreement, the IMG Arena Names and Marks licensed pursuant to Section 6.03 and the domains set forth on Exhibit K include all Intellectual Property used or held for use by the Transferred Entities and used in or necessary for the operation of the Business.  There exists no condition, restriction, or reservation affecting the title to, rights in, or utility of the Transferred Intellectual Property or any Intellectual Property licensed or otherwise received or obtained by the Transferred Entities under any Third Party Intellectual Property Contract that could prevent the Transferred Entities from enforcing or exploiting any rights with respect to any such Intellectual Property after the Closing to the same full extent that the Transferor Group or Transferred Entities might do so if the Transaction did not take place.

(d)No Transferred Intellectual Property or, to the Knowledge of the Business, no Intellectual Property licensed or otherwise received or obtained by the Transferred Entities under any Third Party Intellectual Property Contract is, or has been in the past three (3) years, subject to any Action that restricts or impairs, or otherwise imposes any obligation on any Transferred Entity with respect to, the validity, enforceability, disclosure, use, enforcement, prosecution, maintenance, transfer, licensing, or other exploitation of, or that otherwise relates to or affects, such Intellectual Property.

(e)To the Knowledge of the Business, there is not, and has at no time in the past three (3) years been, any activity by any Person that infringes, violates, dilutes, or misappropriates any Transferred Intellectual Property.  In the past three (3) years, there has been no claim made or threatened by any Transferred Entity or any member of the Transferor Group against any Person (and no Transferred Entity or member of the Transferor Group has been a party to any Action including such a claim) asserting any unauthorized use, disclosure, infringement, misappropriation, or violation of any Business Intellectual Property, and there is no basis for any such claim (or any Action including such a claim).

(f)Except as set forth in Section 3.14(f) of the Disclosure Letter, none of the following has in the past three (3) years infringed, misappropriated or otherwise violated, nor do any of the following infringe, violate, dilute or misappropriate, the Intellectual Property of any Person (including directly, as a contributory infringer, through inducement or otherwise) (i) the Transferred Entities, (ii) any of the products, services, or other offerings provided or made available by, on behalf of, or through the Transferred Entities (whether for sale, license, use, access, or otherwise), (iii) any of the processes or business methods used by or at the direction of the Transferred Entities, (iv) the conduct of the Business, or (v) the Business’s use of the Transferred Intellectual Property.  In the past three (3) years, no claim has been asserted or, to the Knowledge of the Business, threatened to any Transferred Entity or any member of the Transferor Group (solely in respect of the Business) (and no Transferred Entity or member of the Transferor Group (solely in respect of the Business) has been a party to any Action including such a claim), no Transferred Entity or member of the Transferor Group (solely in respect of the Business) has received or been provided notice of any such claim or other communication, and there is no basis for any such claim or other communication (i) asserting the infringement, misappropriation, or other violation of any Intellectual Property, including that the use of any Transferred Intellectual Property or the conduct of the Business infringes, violates, dilutes, or misappropriates the Intellectual Property of any third party, (ii) challenging the applicable Transferred Entity’s or member of the Transferor Group’s ownership of or rights to use, license or otherwise exploit any Intellectual Property; (iii) asserting that any Transferred Entity or member of the Transferor Group has engaged in unfair competition, false advertising, or other unfair business practices; or (iv) offering an “invitation to license” as a means to avoid infringement or potential infringement of any Intellectual Property.  In the past three (3) years, no Transferred Entity or member of the Transferor Group has sent any written claim asserting or threatening to assert any Action against any Person relating to any Transferred Intellectual Property.

(g)The Transferor Group and the Transferred Entities have taken and continue to take commercially reasonable steps to protect (i) the rights of the Transferred Entities in and to all Transferred Intellectual Property; (ii) the confidentiality of any Trade Secrets included in the Transferred Intellectual Property and all other confidential or proprietary information and trade secrets of any Person in the possession or control of Transferor Group or the Transferred Entities (the “Business Trade Secrets”); and (iii) the IT Systems.  There has not been any unauthorized use or disclosure of any such Business Trade Secret.

(h)The IT Systems operate in all material respects in accordance with their documentation and specifications and are sufficient to support the operation of the Business.  All IT Systems have been maintained by technically competent personnel in accordance with standards set by the manufacturers or otherwise in accordance with reasonable industry standards.

There are no material problems or defects in any IT Systems that prevent or would prevent such IT Systems from operating substantially as described in its applicable documentation or specifications.  In the past eighteen (18) months, the IT Systems have not experienced any material malfunction or failure.  The IT Systems do not contain any Malware.  The Transferor Group and the Transferred Entities have in place commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems and the Business.

(i)RESERVED.

(j)All Persons who are or were current or former employees, officers, consultants, and contractors of any Transferred Entity or member of the Transferor Group who have had access to any material Business Trade Secrets or have authored, invented, created, developed, conceived, or reduced to practice any material Intellectual Property during the course of their employment or work for the Transferred Entities have each duly executed and delivered valid and binding written agreements with the applicable Transferred Entity or member of the Transferor Group:  (i) preventing them from disclosing any Business Trade Secrets to any Person or making unauthorized use of any Business Trade Secrets and otherwise protecting the confidentiality and secrecy of all Business Trade Secrets; and (ii) irrevocably assigning, without additional consideration, to the Transferred Entities complete and exclusive ownership of all right, title, and interest in and to all Intellectual Property, authored, invented, created, developed, conceived, or reduced to practice during the course of their employment or work for the Transferred Entities and waiving all moral rights with respect to the foregoing, without exclusion of any Intellectual Property from any such agreement.  No current or former employee, officer, consultant or contractor of the Transferor Group or the Transferred Entities is in breach of any such agreement and no current or former employee, officer, consultant or contractor of any Transferred Entity or member of the Transferor Group has any claim, right or interest in or to any Business Intellectual Property.  The Transferred Entities have not made use of or employed any Intellectual Property created by any current or former employees, officers, consultants and contractors that is not Transferred Intellectual Property.

(k)None of the Transferred Intellectual Property was developed by or on behalf of, or using grants or any other subsidies of, any governmental or public entity or authority, university, corporate sponsor, charitable foundation or other third party.

(l)No Transferred Entity or member of the Transferor Group is currently and has been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Transferred Entity or member of the Transferor Group to grant or offer to any other Person any license or right to any Transferred Intellectual Property or that could, following Closing, require or obligate Acquiror to grant or offer to any other Person any license or right to any Transferred Intellectual Property.

(m)Except as set forth in Section 3.14(m) of the Disclosure Letter, no material Software included in Business Intellectual Property (“Business Software”) or in any product, service or other offering to customers of the Transferred Entities imbeds, is bundled with or incorporates, is distributed, delivered, or hosted with, is developed or maintained through the use of, uses or interacts with, or is otherwise reliant for its operation upon, any Open Source.  The Transferred Entities have not distributed, embedded, modified, incorporated, or otherwise made any use of any

Open Source in a manner that:  (i) imposes or would impose a requirement or condition that any Transferred Entity or member of the Transferor Group grant a license to any Intellectual Property; (ii) could require that any Business Software or part thereof be disclosed to others or made available to any Person at no or nominal charge; (iii) could require any Transferred Entity or member of the Transferor Group to disclose or license to any Person any Source Code or Business Trade Secret; or (iv) otherwise limits or restricts the right or ability of any Transferred Entity or member of the Transferor Group to use or distribute any Intellectual Property.  The Transferor Group and the Transferred Entities (solely in respect of the Business) (i) are and have at all times been in compliance in all material respects with all licenses for Open Source and (ii) have not received any notices concerning any allegation of breach of any licenses for Open Source.

(n)The Business Software owned or purported to be owned by the Transferred Entities (“Owned Software”) includes, and the Transferred Entities have possession and control of complete copies of, all current and past versions of and revisions made by or on behalf of the Transferred Entities to such Software.  The Source Code for all Owned Software is in the sole possession and custody of the Transferred Entities.  None of the Transferred Entities, members of the Transferor Group, or any Person acting on their behalf, has provided, disclosed or delivered, or permitted the disclosure or delivery to any other Person of, any Source Code for any Business Software.  No event has occurred, and no breach or similar condition exists, that (with or without notice or lapse of time, or both) could require the disclosure or delivery to any other Person of any Source Code for any Business Software.  Neither the execution of this Agreement nor the consummation of the Transaction could be expected to result in the release of any Source Code for any Owned Software from or into escrow.  The Transferor Group and the Transferred Entities have at times obtained and maintained all licenses (in sufficient quantities and under sufficient terms) necessary or required for the Transferred Entities to make valid and non-infringing use of all Software or other Intellectual Property owned by any other Person used or held for use by the Transferred Entities or in connection with the Business.

Section 3.15Real Property.

(a)No Transferred Entity owns, or has ever owned, any real property in fee.

(b)Section 3.15(b) of the Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, all Transferred Leased Real Property, and of all leases, subleases, licenses, occupancy agreements, access agreements, lease guaranties, agreements and documents (including any guaranties), and all amendments, modifications and addenda thereto, in each case pursuant to which the Transferred Entities lease, license, occupy or otherwise have the right to use any Transferred Leased Real Property (the “Transferred Real Property Leases”) including a description of each Transferred Real Property Lease (including the name of the third-party lessor or lessee, licensee, licensor, grantee or grantor, as applicable), the address of the real property covered by each such Transferred Real Property Lease, and the date of each such Transferred Real Property Lease and all amendments, modifications and addenda thereto.  Transferor has delivered or made available to Acquiror a true, correct, and complete copy of each of the Transferred Real Property Leases, together with the following to the extent in existence: all annexes, side letters and extension notices and other material correspondence, handover protocols, alterations and fit-out works documentation, estoppel certificates, and subordination, non-disturbance and attornment agreements related thereto.  With respect to the Transferred Real Property Leases, (i) the

Transferred Real Property Leases are valid, binding and enforceable against the Transferred Entity party thereto and, to the Knowledge of the Business, any other party thereto in accordance with their terms subject to the Remedies Exceptions and are in full force and effect, (ii) no Transferred Entity nor, to the Knowledge of the Business, any other party to any Transferred Real Property Lease, is in arrears, material breach or material default under such Transferred Real Property Lease, including rent or service charges payments, remuneration or costs reimbursement for copyrights, design, alterations and fit-out works made for the Transferred Real Property Leases, (iii) no event has occurred or circumstance exists that (whether with or without notice, lapse of time or both) would reasonably be expected to result in a material breach or material default, or permit the termination, modification or acceleration of rent thereunder on the part of any Transferred Entity, (iv) any Transferred Entity submitted all required cash security deposit and insurance policies in accordance with the respective Transferred Real Property Lease, and no security deposit, insurance policy or portion thereof deposited with respect to any Transferred Real Property Lease has been used or applied in respect of a breach or default under any Transferred Real Property Lease which has not been re-deposited or renewed in full, (v) no party to any Transferred Real Property Lease has exercised any termination rights with respect thereto and (vi) to the Knowledge of the Business, there is no pending rent review or application for consent in respect of any Transferred Real Property Lease.  The applicable Transferred Entity holds a valid leasehold interest under each Transferred Real Property Lease, free and clear of all Liens, other than Permitted Liens.  No Transferred Entity has subleased, sublicensed, assigned, or otherwise granted to any other third party the right to use or occupy any part of the Transferred Leased Real Property.  No Transferred Entity has pledged, assigned, mortgaged or otherwise encumbered any of the Transferred Real Property Leases or the leasehold estates, rights or interests created by such Transferred Real Property Leases.

(c)No Transferred Entity has received any written notice in the past three (3) months from any Governmental Authority that the Transferred Leased Real Property (or any portion thereof) is not in material compliance with applicable Laws including fire, health, building, use, occupancy and zoning Laws.  All of the Transferred Entities’ rights and easements to continue the existing use and enjoyment of the Transferred Leased Real Property for the purposes of the Business exist and are enforceable.  To the Knowledge of the Business, all Transferred Leased Real Properties were adjusted for their intended use, have been equipped with all utilities infrastructure, and are in material compliance with the Transferred Real Property Leases’ intended purpose, and except as set forth on Section 3.15(c) of the Disclosure Letter, no Transferred Entity has commenced any additional fit-out or renovation works in any Transferred Leased Real Property without obtaining all necessary consents.

(d)No Transferred Entity owns or holds, or is obligated under or is a party to, any option, right of first refusal or other contractual (or other) right or obligation to purchase, sell, assign or dispose of any real property or interest therein.

(e)There does not exist any actual, and, to the Knowledge of the Business, there is no threatened or contemplated, condemnation or eminent domain proceeding (or any consensual agreement in lieu thereof) or rezoning application with respect to any Transferred Leased Real Property.

(f)Section 3.15(f) of the Disclosure Letter lists, as of the date of this Agreement, all real property that is leased by a member of the Remaining Transferor Group, as tenant, that is used by the Business (the “Retained Leased Real Property”), and all of the leases, subleases, licenses, occupancy agreements, access agreements, lease guaranties, agreements and documents, and all amendments, modifications and addenda thereto, in each case pursuant to which the Remaining Transferor Group leases, licenses, occupies or otherwise has the right to use any Retained Leased Real Property (the “Retained Real Property Leases”).  None of the Transferred Entities has (i) any obligations under, or have any Liabilities under or with respect to the Retained Real Property Leases other than the Chiswick Floor 3 Lease, or (ii) any relationship (contractual or otherwise) with any party with respect to the Retained Real Property Leases other than the Chiswick Floor 3 Lease, including any tenants, subtenants, licensees or sublicensees that are a party thereto.  Without limitation of the foregoing, no Transferred Entity directly or indirectly guarantees nor acts as a surety with respect to any Retained Real Property Lease, nor has posted any letter of credit, bond or other credit support with respect to any Retained Real Property Lease.

Section 3.16Employee Benefit Matters.

(a)Section 3.16(a) of the Disclosure Letter lists, as of the date of this Agreement, each Assumed Benefit Plan and each material Transferor Plan and indicates whether such Benefit Plan is an Assumed Benefit Plan or a Transferor Plan and separately identifies the non-U.S. jurisdiction applicable to each Foreign Plan, in each case, excluding (i) employment contracts or agreements (A) with employees whose annual base salary or annualized wage rate is below $125,000 or (B) that provide for severance payments or benefits equal to or less than three (3) months of base compensation or, if greater, the amount required by applicable Law and (ii) individual consulting or independent contractor agreements with Business Contractors that are terminable with thirty (30) days’ notice and without Liability (other than fees accrued but unpaid).  Transferor has made available to Acquiror (i) a true and complete copy of each Assumed Benefit Plan and all amendments thereto and each material Transferor Plan and all material amendments thereto or a summary of the material terms thereof and (ii) with respect to each Assumed Benefit Plan, as applicable, (A) the most recent summary plan description and any summaries of material modifications thereto; (B) any trust documents or funding arrangements relating thereto (including group insurance contracts); (C) the most recent annual report with accompanying schedules and attachments, filed with the IRS or other equivalent Governmental Authority; (D) the most recent opinion or determination letter from the IRS or other equivalent Governmental Authority; (E) any nondiscrimination, coverage, top-heavy and Code 415 testing performed with respect to the three (3) most recently completed plan years; and (F) all material written correspondence with any Governmental Authority with respect to the last three (3) years.

(b)Each Assumed Benefit Plan, and except as would not result in Liability to the Transferred Entities, each Transferor Plan, and each related trust or other funding instruments has been established, administered, operated, and maintained in all material respects in accordance with its terms and the requirements of all applicable Laws.  Other than routine claims for benefits, there is no material claim or lawsuit pending or, to the Knowledge of the Business, threatened, against or arising out of an Assumed Benefit Plan, or except as would not result in Liability to the Transferred Entities, a Transferor Plan. No Assumed Benefit Plan, or Transferor Plan that is subject to Title IV of ERISA, is, or was during the last three (3) years, the subject of a material audit or other material inquiry from the IRS, U.S. Department of Labor or other Governmental

Authority, nor is any Assumed Benefit Plan the subject of an active filing under any voluntary compliance, amnesty, closing agreement or other similar program sponsored by any Governmental Authority, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any material Tax, interest or penalty that has not been satisfied.

(c)Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the IRS, (ii) has been established under a pre-approved plan for which a current favorable IRS opinion letter has been obtained by the pre-approved plan provider, or (iii) has time remaining under applicable Law to apply for a determination letter from the IRS or to make any amendments necessary to obtain a favorable determination letter from the IRS, and, in each case, to the Knowledge of the Business, there are no facts and circumstances that would reasonably be expected to adversely impact such qualification.

(d)No Assumed Benefit Plan or Transferor Plan is, and neither the Company nor any of its Subsidiaries nor any of the Transferred Entities nor any of their respective ERISA Affiliates maintain, sponsor, contribute to or have any obligation to contribute to, or have in the past six (6) years maintained, sponsored, contributed to, or had any obligation to contribute to, or had any Liability under or with respect to any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan subject to the funding requirements of Section 412 or 430 of the Code or Section 302 or Title IV of ERISA (including any “multiemployer plan” (as defined in Section 3(37) of ERISA)).  No Transferor Plan is, and neither the Company nor any of its Subsidiaries nor any of the Transferred Entities sponsor or maintain, a “multiple employer plan” (as defined in Section 413(c) of the Code or Section 210 of ERISA), a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or a voluntary employees’ beneficiary association (as defined in Section 501(c)(9) of the Code).

(e)No Assumed Benefit Plan provides for post-retirement or post-termination medical, life insurance or other similar benefits (other than health continuation coverage required by COBRA, for which the covered individual pays the full cost of coverage).  No Assumed Benefit Plan provides benefits to any individual who is not a current or former employee of the Transferred Entities, Transferor or their Affiliates, or a dependent or beneficiary of any such current or former employee.

(f)None of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of the Transaction could (either alone or in combination with another event) result in (i) any of the following with respect to any Business Employee:  (A) any increase in severance pay upon any termination of employment or service, (B) any payment, compensation or benefit becoming due under a Benefit Plan, or (C) the acceleration of the payment timing, vesting or funding of any compensation or benefit under a Benefit Plan, (ii) any limitation or restriction on the right of any of the Transferred Entities’ ability to merge, amend or terminate any of the Assumed Benefit Plans or (iii) the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  Neither the Company nor any of its Subsidiaries nor any of the Transferred Entities is a party to or has any obligation under any Benefit Plan to gross-up or indemnify any person for Taxes payable pursuant to Section 409A, Section 105(h) and/or Section 4999 of the Code or otherwise.

(g)Each Assumed Benefit Plan that is or forms part of a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d) of the Code) has been administered, documented and maintained in all respects in accordance with Section 409A of the Code and the rules and regulations promulgated thereunder, and no Tax, interest or penalty is or has, in the past three (3) years, been due and owing under Section 409A of the Code in respect of any Business Employee.  No award (and no agreement or promise by the Company to make an award) under any Benefit Plan that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity has been backdated or has been granted with a purchase price that is less than the fair market value of such equity as of the applicable grant date.

(h)Except as would not result in material Liability to the Transferred Entities, (i) each, Foreign Plan has been established, maintained, and administered in all material respects in accordance with its terms and applicable Law, and, if intended to qualify for special tax treatment, meets all the requirements for such treatment and, to the Knowledge of the Business, there are no existing circumstances or events that have occurred that would reasonably be expected to adversely affect such special tax treatment; (ii) all employer and employee contributions to each Foreign Plan required by its terms or applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Plan have been timely paid in full, in each case in all material respects; (iii) the fair market value of the assets of each funded Foreign Plan, the Liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuation most recently used to determine employer contributions for such Foreign Plan, and no transactions contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iv) each Foreign Plan required to be registered has been registered and, to the Knowledge of the Business, has been maintained in good standing with applicable regulatory authorities.

Section 3.17Labor Matters.

(a)As of the date hereof, the Transferred Entities do not directly employ any employees other than the Business Employees and the Excluded Employees.

(b)The Transferor Group has provided a true, correct, and complete list of all of the Business Employees, as of March 1, 2025, along with each such Business Employee’s name or unique identifier, job title, employing entity, annual salary or hourly wage rate, any profit sharing, commission, incentive or discretionary bonus arrangements, full-time or part-time status, and location of employment (the “Business Employee List”), each to the extent permitted by applicable Law.  For each Business Employee located in the United Kingdom, the Business Employee List also accurately sets forth for each employee the employee’s date of birth and start date.  Transferor has also provided a list of each Business Contractor.

(c)Except as set forth in Section 3.17(c) of the Disclosure Letter, (i) no Transferred Entity is party to or bound by any (A) collective bargaining agreement, works council, labor union, trade union or similar labor agreement (each, a “Labor Agreement”), (B) card check, neutrality or other similar Contract with any labor union, works council or similar employee representative organization (each, a “Labor Union”) facilitating the union organizing process (each, a “Union Facilitation Agreement”), or (C) duty to bargain with any Labor Union, (ii) no member of the Transferor Group is party to or bound by any Labor Agreement or duty to bargain with any Labor Union with respect to any Business Employees, and (iii) no Labor Agreement is being negotiated by any Transferred Entity or other member of the Transferor Group with respect to any Business Employees with any Labor Union.  To the Knowledge of the Business, within the past three (3) years, and except as may be applicable to any organized workforce subject to a Labor Agreement as set forth in Section 3.17(c) of the Disclosure Letter, no Labor Union has (x) attempted to organize any Business Employees with respect to their employment with the Transferred Entities or any other member of the Transferor Group, (y) demanded recognition from any Transferred Entity or any other member of the Transferor Group with respect to any Business Employees, or (z) filed a petition for recognition with any Governmental Authority with respect to any Business Employees.  Except as set forth in Section 3.17(c) of the Disclosure Letter, within the past three (3) years, there has been no actual or, to the Knowledge of the Business, threatened labor strike, walk out, slowdown, boycott, handbilling, picketing, demonstration, leafletting, sit-in, sick-out, lockout, labor disturbance, work stoppage or other form of material organized labor disruption with respect to a Transferred Entity or any other member of the Transferor Group (solely in respect of the Business).

(d)The Transferred Entities are, and have been for the past three (3) years, and the other members of the Transferor Group (solely in respect of the Business Employees) are, in material compliance with applicable Laws, respecting labor relations, employment and employment practices, including those related to workers’ compensation, occupational safety and health requirements, plant closings, hiring, termination of employment, wages and hours, employee classification, employment discrimination, harassment, retaliation, disability rights or benefits, equal employment opportunity, visa and work status, background checks, vacation and paid time off, employee leave and unemployment insurance.

(e)As of the date of this Agreement, the Transferred Entities have in all material respects paid to all Business Employees or adequately accrued for all wages, salaries, commissions, bonuses, accrued and unused vacation and paid time off, benefits and other compensation due to or on behalf of such Business Employees, and there is no material claim with respect to payment of any wages, salary or overtime pay that is now pending or, to the Knowledge of the Business, threatened before any Governmental Authority with respect to any Business Employees or Former Business Employees.

(f)There are no pending or, to the Knowledge of the Business, threatened material claims against any of the Transferred Entities by or on behalf of any Business Employee, Former Business Employee, Business Contractor, or Former Business Contractor relating to the classification of such individual, or investigation, audit or other proceeding relating to such a Business Employee, Former Business Employee, Business Contractor, or Former Business Contractor, by or before any Governmental Authority with respect to the classification of such Business Contractor or Former Business Contractor.

(g)None of the Transferred Entities is a party to, or otherwise bound by, any material consent decree with any Governmental Authority relating to employees or employment practices with respect to the Business Employees that remains outstanding.

(h)Each Business Employee has all work permits, immigration permits, visas or other work authorization required by applicable Law for such Business Employee.  Except as set forth in Section 3.17(h) of the Disclosure Letter, no Business Employee who is working the United Kingdom has limited leave to remain in the United Kingdom or is subject to any other form of immigration control, and no past employee of a Transferred Entity has a right to return to work or to be reinstated or re-engaged.

(i)In the last twelve (12) months no material contractual terms of any Business Employee have been varied during employment with any Transferred Entity in a way that would make such terms void under Regulation (4) of the Transfer of Undertakings (Protection of Employment) Regulations 2006.

(j)With regard to the UK Entities, the Contracts of employment and/or service to which they are a party are terminable at any time on three (3) months’ notice or less without compensation (other than with respect to compensation or a statutory redundancy payment in accordance with the UK Employment Rights Act 1996).  Further, each UK Entity has at all times complied with its automatic enrolment obligations as required by the UK Pensions Act 2008 and associated legislation.  No employee or former employee of any UK Entity has any rights in connection with an occupational pension scheme which have become obligations or liabilities of a UK Entity pursuant to or the Transfer of Undertakings (Protection of Employment) Regulations 2006 or the Acquired Rights Directives (EC Directive 2001/23/EC).

(k)In the twelve (12)-month period ending on the date of this Agreement, no Transferred Entity has given notice of any redundancies to the Secretary of State or started consultations with any appropriate representatives under the provisions of part IV of the UK Trade Union and Labour Relations (Consolidation) Act 1992, nor has any Transferred Entity failed to comply with any obligation under that statute.

(l)No Current Business Employee or Former Business Employee, in each case, providing services outside of the United States, has been made redundant or has been given notice of redundancy and no Transferred Entity is obliged or accustomed to make any severance payments to any such employee on redundancy other than a statutory redundancy payment.

(m)There is no ongoing outstanding material claim against any Transferred Entity by any employee, former employee, consultant, former consultant or any Labor Union.

(n)Except as set forth on Section 3.17(n) of the Disclosure Letter, at all times in the past three (3) years, (i) no management or executive-level Business Employee has been or is being investigated by the Transferred Entities in connection with any misconduct in such individual’s capacity as a Business Employee, nor is subject to any disciplinary action in connection with such misconduct, in any case that could reasonably be expected to cause any material damage to the reputation or business of the Transferred Entities or Transferor Group; and (ii) to the Knowledge of the Business, no Business Employee has engaged in any conduct or cover-up of such conduct that would cause or has caused any material damage to the reputation or business of the Transferred Entities or Transferor Group, including any conduct constituting sexual misconduct, harassment (including sexual harassment), discrimination, or retaliation.  No Business Employee is subject to a live final written disciplinary warning.

Section 3.18Taxes.

(a)all material Tax Returns required to have been filed by the Transferred Entities have been filed with the proper Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects;

(b)all material amounts of Taxes due and payable by the Transferred Entities (whether or not shown on any Tax Return) (or Taxes for which a Transferred Entity would be responsible) have been paid in full;

(c)all material amounts of Taxes required to be deducted or withheld by any Transferred Entity have been deducted and withheld and have been paid to the proper Governmental Authority and the Transferred Entities have complied in all material respects with all related information reporting (and related withholding), record retention and backup withholding provisions of applicable law;

(d)no Tax deficiency, proposed adjustment or underpayment of any material amounts of Taxes or Tax Returns has been asserted or assessed by a Governmental Authority in writing (or, to the Knowledge of the Business, otherwise) against any Transferred Entity that has not been satisfied by payment, settled, withdrawn or otherwise resolved;

(e)there are no ongoing or pending Tax audits, Actions, investigations, inquiries, examinations or other judicial or administrative proceedings with respect to any material amounts of Taxes or any Tax Returns implicating material amounts of Taxes of any of the Transferred Entities (or with respect to any material amounts of Taxes for which a Transferred Entity would be responsible) and no such proceeding has been threatened in writing;

(f)there are no Tax Liens on any assets of any Transferred Entity (other than Permitted Liens);

(g)the entity classification of each Transferred Entity for U.S. federal income tax purposes is set forth in Section 3.18(g) of the Disclosure Letter;

(h)no Transferred Entity has any outstanding agreements, consents or waivers extending the statutory period of limitations (or requests for any such extension) applicable to the payment or assessment of any Taxes, which extension is currently in effect (other than automatic extensions arising from an extension of the due date for filing a Tax Return or other extensions obtained in the ordinary course);

(i)no Transferred Entity (i) has any unpaid Tax liability of any material amount that is required to have been paid as a result of its participation in an affiliated group filing a combined, consolidated or unitary U.S. federal income Tax Return (other than a group of which a Transferred Entity is the common parent) or other comparable group for state, local or foreign Tax purposes or (ii) has any unpaid liability or obligation in respect of any material amount that is required to have been paid for Taxes of another Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law) or as a transferee or successor under any provision of applicable Law or by Contract (other than a Contract entered into in the Ordinary Course of Business the primary purpose of which is not Taxes);

(j)no Transferred Entity is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation, or Tax indemnity Contract in respect of material amounts of Taxes (other than Contracts entered into in the Ordinary Course of Business the primary purpose of which is not Taxes);

(k)no Transferred Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any (A) “closing agreement” as described in Section 7121 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law) entered into prior to the Closing; (B) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provisions of state, local or non U.S. Law) with respect to transactions entered into prior to the Closing; (C) change in method of accounting for a Tax period (or portion thereof) ending on or prior to the Closing Date that was made or required to be made prior to the Closing; (D) installment sale or open transaction doctrine made prior to the Closing; (E) prepaid amount received or deferred revenue accrued outside the Ordinary Course of Business by a Transferred Entity prior to the Closing; (F) any gain recognition agreement to which any Transferred Entity is or was a party at or prior to the Closing under Code Section 367 (or any corresponding or similar provision of state, local or non-U.S. Law); (G) any application of Section 965 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); (H) any “subpart F income” within the meaning of Section 951(a) of the Code or “global intangible low-taxed income” within the meaning of Section 951A of the Code, in each case, as a result of a transaction occurring prior to the Closing; or (I) investment in “United States property” (as defined in Section 956(c) of the Code) made at or prior to the Closing by any Transferred Entity that is a “controlled foreign corporation” within the meaning of Section 957 of the Code;

(l)each Transferred Entity is in compliance in all material respects with all applicable transfer pricing Laws (including Section 482 of the Code and its corresponding Treasury Regulations), including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of such Transferred Entity;

(m)all material amounts of sales Taxes, use Taxes, value-added Taxes, and similar Taxes required by Law to be collected and remitted by each Transferred Entity have been properly collected and timely remitted in all material respects to the appropriate Governmental Authority, and the Transferred Entities have complied in all material respects with respect to the collection of resale certificates, exemption certificates and other documentation required to be collected by each Transferred Entity to qualify for any exemption from the collection of any such Taxes;

(n)none of the Transferred Entities is or within the last seven (7) years has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return;

(o)no claim has ever been made in writing (or, to the Knowledge of the Business, otherwise) by any Governmental Authority within the last three (3) years in a jurisdiction where a Transferred Entity does not file a Tax Return that such Transferred Entity is or may be subject to any material amounts of Taxes by, or required to file any material Tax Returns with respect Taxation in that jurisdiction;

(p)with respect to any taxable period for which the applicable statute of limitations remains open as of the date hereof, no Transferred Entity is a party to or has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations (or any comparable, analogous or similar provision of state, local or foreign Law);

(q)within the past three (3) years, no Transferred Entity has been a “controlled corporation” or “distributing corporation” in a distribution intended to qualify under Section 355 of the Code;

(r)each Transferred Entity has complied in all material respects with all escheat and abandoned or unclaimed property Laws applicable to any property or obligation of any Transferred Entity; and

(s)for U.S. federal income Tax purposes, (i) Transferor is treated as an entity that is disregarded as separate from Endeavor Parent, LLC; and (ii) Endeavor Parent, LLC is classified as tax partnership.

Section 3.19Certain Contracts.

(a)Section 3.19(a) of the Disclosure Letter lists, as of the date of this Agreement, each of the following Contracts to which a Transferred Entity is a party or by which any of its properties or assets are bound (other than Assumed Benefit Plans) (such Contracts required to be listed in Section 3.15(b) and Section 3.19(a) of the Disclosure Letter, whether or not so listed, being “Material Contracts”):

(i)all Contracts that had total annual payments to third parties by a Transferred Entity or any other member of the Transferor Group (solely in respect of the Business) in excess of $250,000 in fiscal year 2024 or that are reasonably expected to have total annual payments to third parties by a Transferred Entity or any other member of the Transferor Group (solely in respect of the Business) in excess of $250,000 in fiscal year 2025;

(ii)all Contracts that had total annual payments to a Transferred Entity or any other member of the Transferor Group (solely in respect of the Business) by third parties in excess of $250,000 in fiscal year 2024 or that are reasonably expected to have total annual payments to a Transferred Entity or any other member of the Transferor Group (solely in respect of the Business) by third parties in excess of $250,000 in fiscal year 2025;

(iii)all distributor agreements, sales representative agreements, reseller agreements, commission arrangements, or similar agreements that provide for, or are reasonably expected to provide for, annual payments by a Transferred Entity or any other member of the Transferor Group (solely in respect of the Business) of $100,000 or more;

(iv)leases of personal property under which a Transferred Entity or any other member of the Transferor Group (solely in respect of the Business) is the lessee and is obligated to make payments in excess of $100,000 per annum;

(v)all Contracts securing Indebtedness or evidencing Indebtedness, other than intercompany balances;

(vi)all Contracts that limit the ability of the Transferred Entities or another member of the Transferor Group (solely in respect of the Business) (or, following the Closing, Acquiror or its Affiliates) to compete with any Person or in any geographic area, engage in any line of business, or acquire any entity;

(vii)all Contracts of the Transferred Entities that grant the other party or any third Person “most favored nation” status, rights of first offer or refusal, first notice, first negotiation rights or similar protective terms or require the Transferred Entities or any other member of the Transferor Group (solely in respect of the Business) to deal on an exclusive basis with any Person;

(viii)all Contracts that involve fixed pricing or fixed volume arrangements or that contain a minimum purchase requirement, required purchase allocation, minimum sales requirement, or any required sales or production allocation for the Business, in each case involving payments in excess of $250,000 in fiscal year 2024 or that are reasonably expected to involve payments in excess of $250,000 in fiscal year 2025;

(ix)all Contracts with any Governmental Authority, other than (A) any Relevant License or (B) any Contract entered into by any Governmental Authority in its capacity as a customer, client, distributor, supplier, service provider or vendor to the Business in the Ordinary Course of Business that is otherwise disclosed pursuant to any other clause of this Section 3.19(a) or would be required to be disclosed pursuant to any other clause of this Section 3.19(a) in the absence of any applicable monetary threshold;

(x)all Contracts that relate to the acquisition of any Person or any business division, capital stock or other equity interest thereof (whether by merger, transfer of stock, transfer of assets or otherwise) or the disposition of any material assets of the Business, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or contingent payment obligations;

(xi)all joint venture Contracts, partnership agreements, limited liability company agreements, or similar Contracts, including any Contracts governing the ownership and investment in any Person or any business or enterprise other than the Business, and Contracts with a third party that involve the sharing of profits, losses or revenues with such Person or the making of an equity investment in any Person (other than Contracts with customers, clients, distributors, suppliers, service providers or vendors of the Business entered into by the Transferred Entities in the Ordinary Course of Business);

(xii)all licenses or other grants of rights of (A) Intellectual Property from any Person (other than a Transferred Entity) to a Transferred Entity and (B) any Transferred

Intellectual Property to any Person (other than a Transferred Entity) (collectively, “Third Party Intellectual Property Contracts”), except, in each case, as applicable: (v) Contracts with employees or contractors granting rights in Transferred Intellectual Property or other Intellectual Property to a Transferred Entity entered into in the Ordinary Course of Business; (w) non-disclosure, confidentiality and similar agreements entered into in the Ordinary Course of Business; (x) Standard Software Contracts; (y) licenses to Open Source; and (z) Contracts with rightsholders or customers of the Business entered in the Ordinary Course of Business that include licenses of Intellectual Property in association with the sale of goods and services of Business;

(xiii)all Contracts (including with a Governmental Authority) relating to the settlement of any current or former Action, conciliation agreement, consent decree or other similar arrangements or agreements (A) that imposes any material obligations or restrictions on the Transferred Entities or the operation of the Business or otherwise materially limits the operation of the Business, in each case, as currently conducted (taken as a whole) or (B) that would require the Transferred Entities or Acquiror to pay consideration of more than $250,000 after the date of this Agreement;

(xiv)all Contracts providing for the license, assignment, or other grant of rights, development, distribution, modification, delivery, or deposit into or release from escrow of any Business Intellectual Property, independently or jointly, by, for, or involving any of the Transferred Entities or that otherwise materially affects or would affect or limit the freedom of Transferor, the Transferred Entities, or Acquiror or any of their respective successors, assigns, or Affiliates to use, enjoy, enforce, or defend any Business Intellectual Property or otherwise conduct the Business (including any release, immunity from suit, settlement agreement, trademark co-existence agreement, or covenant not to assert) (other than Contracts entered into in the Ordinary Course with employees, consultants or independent contractors of the Transferred Entities that are on the Transferred Entities’ standard forms, copies of which have been made available to Acquiror);

(xv)all Contracts pursuant to which any Transferred Entity settled any dispute related to Intellectual Property or Sensitive Data (A) in the past three (3) years or (B) that (x) imposes any material obligations or restrictions on the Transferred Entities or the operation of the Business or otherwise materially limits the operation of the Business, in each case, as currently conducted (taken as a whole) or (y) would require the Transferred Entities or Acquiror to pay consideration of more than $250,000 after the date of this Agreement;

(xvi)all Labor Agreements and Union Facilitation Agreements; and

(xvii)all Contracts relating to any future capital expenditures by the Business or the Transferred Entities in excess of $250,000 in the aggregate over the next twelve (12) months.

(b)Each Material Contract is valid, binding and enforceable in accordance with its terms on the member of the Transferor Group party thereto and, to the Knowledge of the Business, the counterparties thereto, and is in full force and effect, subject to the Remedies Exceptions.  No member of the Transferor Group nor, to the Knowledge of the Business, any other counterparty to any Material Contract is in material breach of, or material default under, any Material Contract.  During the past twelve (12) months, no party to any Material Contract has indicated in a written communication, or to the Knowledge of the Business, in any other communication, any claim or notice of a material breach of or material default under any such Material Contract, nor has any event occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or default under any such Material Contract (in each case, with or without notice, lapse of time or both).  No event has occurred which, with or without the lapse of time or giving of notice, or both, would reasonably be expected to result in a breach of or default under any Material Contract, give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract or the right to accelerate the performance of any obligation under, or cancel, modify or terminate, any Material Contract, except, in each case, as would not reasonably be expected to be material to the Business (taken as a whole).  There exists no actual or, to the Knowledge of the Business, threatened termination, material adverse modification, or cancellation of any Material Contract.  True and complete copies of each such written Material Contract (or written summaries of the terms of any such oral Material Contracts) have been made available to Acquiror.

Section 3.20Customers and Suppliers.

(a)Section 3.20(a) of the Disclosure Letter sets forth the top twenty (20) customers, clients, or distributors of the Business (based on the dollar amount of sales to such customers) for the twelve (12)-month period ended December 31, 2024 (the “Material Customers”).  No Material Customer has provided written notice or, to the Knowledge of the Business, otherwise indicated to the Transferor Group that it (i) has terminated or will terminate its relationship with the Business, (ii) has ceased or will cease to use the products or services of the Business, or (iii) has materially reduced or will materially reduce the use of products or services of the Business.

(b)Section 3.20(b) of the Disclosure Letter sets forth the top thirty (30) suppliers, service providers, and vendors of the Business (based on the dollar amount of purchases made by the Transferor Group in connection with the Business) for the twelve (12)-month period ended December 31, 2024 (the “Material Suppliers”).  No Material Supplier has provided written notice or, to the Knowledge of the Business, otherwise indicated to the Transferor Group that it (i) has terminated or will terminate its relationship with the Business, (ii) has ceased or will cease to supply products or services to the Business, or (iii) has materially reduced or will materially reduce the supply of products or services to the Business.

Section 3.21Environmental Matters.

(a)(i) The Transferred Entities and each other member of the Transferor Group (solely in respect of the Business) are, and for the past three (3) years have been, in compliance with all Environmental Laws and (ii) the Transferred Entities hold, and are in compliance with, all Permits required under applicable Environmental Laws to permit the Transferred Entities to operate their assets in a manner in which they are now operated and maintained and to conduct their business as currently conducted, except as would not, in each case of clauses (i) and (ii), individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole.

(b)There are no pending or, to the Knowledge of the Business, threatened Actions or Governmental Orders alleging material violations of or material liability under Environmental Laws against the Transferred Entities or any other member of the Transferor Group (solely in respect of the Business).

(c)None of the Transferred Entities or any other member of the Transferor Group (solely in respect of the Business) is conducting or paying for any material responsive or corrective action under any Environmental Law at any location or is party to any judgment, order, decree, writ, injunction or award of a Governmental Authority that imposes any obligations under any material Environmental Law.

Section 3.22Insurance.  Section 3.22 of the Disclosure Letter contains a list of all material insurance policies, bonds, or other risk transfer arrangements maintained by, on behalf of, or for the benefit of the Transferred Entities whose policy periods are in effect as of the date hereof (other than in connection with any Assumed Benefit Plan) (such policies, bonds and risk transfer arrangements, together will all such policies, bonds and risk transfer arrangement maintained at any time in the past three (3) years (which, for the avoidance of doubt, are not listed on Section 3.22 of the Disclosure Letter to the extent they are not in effect as of the date hereof), the “Insurance Policies”).  All Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no written notice of cancellation or termination or of a material increase in premium has been received by any Transferred Entity with respect to any such Insurance Policy.  No Transferred Entity is in default under any Insurance Policy or has failed to give notice of or present any material claim under any such coverage in a due and timely fashion, and there are no outstanding material claims relating to the Business under any Insurance Policy.  The Insurance Policies are in amounts and provide coverages as required, in each case solely with respect to the Business, by applicable Governmental Authority, applicable Laws, and any Material Contract to which any Transferred Entity is a party or by which any of its assets or properties is bound, and are of the type and in amounts customarily carried by Persons conducting businesses similar to the business of the Transferred Entities, as currently conducted and as conducted as of immediately prior to the Closing.  For the last three (3) years, no Transferred Entity has (i) had a material insurance claim rejected or payment with respect thereto denied or disputed by its insurance provider for such claim, (ii) had a material insurance claim in which there is an outstanding reservation of rights that has not been resolved or (iii) had the policy limit under any insurance policy exhausted or materially reduced.  The Transferred Entities have made available to Acquiror, loss runs for each Insurance Policy showing any claims, with respect to the Business, made in the past three (3) years.  No Transferred Entity has or participates, whether directly or indirectly, in any self-insurance, captive insurance, or co-insurance programs.  No Insurance Policy contains any collateralization or other securitization requirements nor does any Insurance Policy contain any retrospective rating or similar premium adjustment mechanism, in each case as may result in any liability to the Business or any Transferred Entity or for which the Business or any Transferred Entity may be responsible.

Section 3.23Related Party Transactions; Transferor Guarantees.

(a)Except for (i) this Agreement, the Ancillary Agreements and the Transaction, (ii) as set forth in Section 3.23(a) of the Disclosure Letter, and (iii) Benefit Plans, no member of the Transferor Group (other than the Transferred Entities) or any officer, director, manager, member or key employee of the Transferor Group or, to the Knowledge of the Business, any immediate family member of any such Person or any entity in which any such Person owns any beneficial interest (i) is party to any Contract or involved in any material business arrangement with a Transferred Entity (including any arrangement pursuant to which a Transferred Entity has pledged any assets or guaranteed any obligations on behalf of any such Person), (ii) owns or has the right to use any material asset or property of the Business, (iii) has any material financial interest, direct or indirect, in any competitor, supplier, distributor, or customer of, or other business which has any transactions or other business relationship with the Business or any Transferred Entity (other than, for the avoidance of doubt, interests in the Remaining Transferor Group), or (iv) has any Liabilities owing to or from any member of the Transferor Group that will not have been terminated, discharged or paid off on or prior to the Closing Date.

(b)Section 3.23(b) of the Disclosure Letter sets forth as of the date hereof (i) all outstanding performance guarantees, letters of credit, performance bonds, or similar guarantees entered into by or on behalf of the Transferred Entities and (ii) all outstanding performance guarantees, letters of credit, performance bonds, or similar guarantees entered into by or on behalf of the Remaining Transferor Group in connection with the Business (the items referred to in clause (ii) and set out in Section 3.23(b)(ii) of the Disclosure Letter together the “Transferor Guarantees”).

Section 3.24Title and Sufficiency of Assets.

(a)The Transferred Entities have good and marketable title to, a valid leasehold interest in or a valid right to use, all of the material assets, rights, and properties, whether tangible or intangible, free and clear of all Liens except Permitted Liens, (i) that are used in the conduct of the Business as presently conducted or as conducted as of immediately prior to the Closing (as applicable) or (ii) that are reflected in the Financial Statements or that have been acquired after December 31, 2024 (except for properties and assets disposed of in the Ordinary Course of Business since December 31, 2024).  Other than property or assets in which a Transferred Entity has a valid leasehold interest or a valid right to use, no such property or assets are in the possession of others.  The tangible assets of the Transferred Entities are structurally sound, are in reasonably good operating condition and repair (normal wear and tear not caused by neglect excepted) and are reasonably suitable for the uses to which they are being put.

(b)Except as described in Article VI or as set forth in Section 3.24(b) of the Disclosure Letter, the assets, properties and rights that will be owned, leased or licensed by the Transferred Entities as of the Closing, and the personnel employed immediately following the Closing by the Transferred Entities, and the licenses and services to be provided through the Transition Services Agreement (subject to obtaining any necessary consents thereunder) and in Section 6.03 will constitute all the assets, properties, rights, and personnel, real and personal, tangible and intangible, used by the Transferred Entities or held for use in or necessary to the conduct of the Business in all material respects in the manner in which it is currently conducted and as conducted as of immediately prior to the Closing.

Section 3.25International Trade and Anti-Corruption Matters.

(a)Since April 24, 2019, none of the Transferred Entities, nor any of their respective officers, directors or employees, nor, to the Knowledge of the Business, any agent or other third-party representative (when acting on behalf of the Transferred Entities) is or has been:  (i) a Sanctioned Person, (ii) directly or indirectly, holding any assets located in any Sanctioned Country or engaging in any dealings or transactions with, in or involving any Sanctioned Person or Sanctioned Country, to the extent such activities violate applicable Sanctions Laws, or (iii) otherwise in violation of applicable Sanctions Laws.

(b)For the past five (5) years, none of the Transferred Entities, nor any of their respective officers, directors, nor, to the Knowledge of the Business, any employee or agent or other third-party representative (when authorized to act on behalf of the Transferred Entities), has (i) given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person, including any Government Official, in violation of any Anti-Corruption Laws; (ii) has accepted, agreed to accept, requested, or solicited any money or thing of value, directly or indirectly, from any Person in violation of any Anti-Corruption Laws;  (iii) established or maintained any unrecorded or “off-book” fund, asset or account for any purpose in violation of any Anti-Corruption Laws; or (iv) engaged in any conduct in violation of Anti-Corruption Laws.

(c)The Transferred Entities are in compliance with and for the past five (5) years, the Transferred Entities have conducted their businesses in material compliance with all applicable Anti-Money Laundering Laws and Trade Laws.

(d)For the past three (3) years, the Transferred Entities have implemented and maintained policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Trade Laws and Sanctions Laws.  During the past five (5) years and with respect to Sanctions Laws, since April 24, 2019, the Transferred Entities have not received any report or allegation, and have not conducted or initiated any internal investigation, relating to any actual or suspected violation of applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Trade Laws or Sanctions Laws.

(e)For the past five (5) years and with respect to Sanctions Laws, since April 24, 2019, none of the Transferred Entities, has been convicted of violating any Anti-Corruption Law, Anti-Money Laundering Law, Trade Law or Sanctions Law; to the knowledge of the Transferred Entities, been the subject of any investigation or proceeding by a Governmental Authority for any potential violation of any Anti-Corruption Law, Anti-Money Laundering Law, Trade Law or Sanctions Law, as applicable; or received from any Governmental Authority any notice or inquiry or made any voluntary, directed or involuntary disclosure to any Governmental Authority, in each case concerning any actual or potential violation or wrongdoing related to any Anti-Corruption Laws, Anti-Money Laundering Laws, Trade Laws or Sanctions Laws.

(f)No part of the Closing Date Payment, First Post-Closing Payment or Final Post-Closing Payment will be, directly or knowingly indirectly, used, lent, contributed or otherwise made available to any Person, (i) to fund any activity, business or transaction of, with, or involving any Sanctioned Person or Sanctioned Country in violation of applicable Sanctions Laws, or (ii) in any manner that would result in a violation of Anti-Corruption Laws, Anti-Money Laundering Laws, Trade Laws or Sanctions Laws by any Person (including Acquiror or any of its Affiliates).

Section 3.26Gaming.

(a)As of the date hereof, none of the Transferred Entities have (i) made any application for a license, certificate, registration or finding of suitability from any Gaming Regulatory Authority that has not been issued, granted or given or (ii) withdrawn any such application, in each case except as would not reasonably be expected to materially adversely affect the operation of the Business (taken as a whole).

(b)All directors, officers, employees and contractors of the Transferred Entities have obtained and hold personal management licenses (or jurisdictional equivalent license) to the extent required to do so under Applicable Gaming Law or as required by any Gaming Regulatory Authority, and those licenses are in full force and effect, in each case except as would not reasonably be expected to materially adversely affect the operation of the Business (taken as a whole).

(c)As of the date of this Agreement, the Business is being, and has been for the past three (3) years, conducted in compliance with all Applicable Gaming Laws in every jurisdiction in which it operates (including, without limitation, by holding all Relevant Licenses in such jurisdictions), except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole.

(d)None of the Transferred Entities have been or are subject to any material investigation, inquiry or criminal proceeding or other disciplinary action, whether pending or, to the Knowledge of the Business, threatened, relating to Applicable Gaming Law.

Section 3.27No Additional Representations or Warranties.  No member of the Transferor Group has made, or is making, any representation or warranty to Acquiror or its respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives relating to the Transferor Group (including the Transferred Entities) or the Business (except the specific representations and warranties of Transferor set forth in this Article III as modified by the Disclosure Letter, in any Ancillary Agreement, or in the certificate delivered at Closing pursuant to Section 2.04(b)(vi) of this Agreement).

Article IV.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror hereby represents and warrants to Transferor, the following as of the date hereof and as of the Closing:

Section 4.01Organization and Authority of Acquiror.  Acquiror is a joint stock corporation (Aktiengesellschaft) duly organized, validly existing and in good standing under the Laws of Switzerland and has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which it is or will be a party, to conduct its business as it is now being conducted, to carry out its obligations hereunder and thereunder and to consummate the

Transaction.  Acquiror is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially adversely affect the ability of Acquiror to carry out its obligations under this Agreement and to consummate the Transaction.  The execution and delivery of this Agreement and the Ancillary Agreements by Acquiror, the performance by Acquiror of its obligations hereunder and thereunder and the consummation by Acquiror of the Transaction have been or will be duly and validly authorized and approved by all requisite action on the part of Acquiror.  This Agreement has been duly executed and delivered by Acquiror, and (assuming due authorization, execution and delivery by Transferor and the other parties hereto) this Agreement constitutes the legal, valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with its terms, except as enforcement hereof may be limited by the Remedies Exceptions.

Section 4.02No Conflict.  Assuming that all applicable requirements of the Regulatory Approvals have been satisfied, the execution, delivery and performance of this Agreement by Acquiror do not and will not (a) violate, conflict with or result in the breach of Governing Documents of Acquiror, (b) conflict with or violate any Law or Governmental Order applicable to Acquiror or its assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any Contract to which Acquiror is a party or by which Acquiror may be bound, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of Acquiror to carry out its obligations under this Agreement and to consummate the Transaction.

Section 4.03Government Consents and Approvals.  Assuming the truth and completeness of the representations and warranties of Transferor contained in this Agreement and except as may result from any facts or circumstances relating solely to Transferor or any of its Affiliates, the execution, delivery and performance of this Agreement or any Ancillary Agreement to which Acquiror is, or is to be, a party, by Acquiror or the consummation by Acquiror of the Transaction does not and will not require any Government Consent, except applicable requirements of the Regulatory Approvals and except as would not materially and adversely affect the ability of Acquiror to carry out its obligations under this Agreement and to consummate the Transaction.

Section 4.04Solvency.  Acquiror is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors.  Assuming (x) the satisfaction of all conditions to Closing set forth in Article IX and (y) that the representations and warranties of Transferor contained in this Agreement are true and correct in all material respects (for such purpose without giving effect to any “materiality” or “Material Adverse Effect” qualifications or exceptions therein), and after giving effect to the Closing, at and immediately after the Closing, Acquiror and its Subsidiaries (on a combined basis) (a) will be solvent (in that either the fair value of its assets will not be less than the sum of its debts or that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 4.05Litigation.  No Action by or against Acquiror or any of its Affiliates is pending or, to Acquiror’s knowledge, threatened, that would reasonably be expected to prevent, delay, or materially affect the legality, validity or enforceability of this Agreement or any of the Ancillary Agreements against Acquiror or the consummation of the Transaction by Acquiror.  There is no unsatisfied judgment or any open injunction binding upon Acquiror or its Affiliates which would materially and adversely affect the ability of Acquiror to carry out its obligations under this Agreement and to consummate the Transaction.

Section 4.06Qualification; Investment Purpose; Investor Status.

(a)Acquiror is legally qualified to acquire the Transferred Equity Interests and to own the Company, and there are no facts that would, under existing Laws, disqualify Acquiror as the transferee of the Transferred Equity Interests.

(b)Acquiror is acquiring the Transferred Equity Interests for its own account solely for the purpose of investment, not as nominee or agent, and not with a view to, or for sale in connection with, any distribution of the Transferred Equity Interests in violation of the Securities Act, and Acquiror has no present intention of selling, granting any participation in, or otherwise distributing the same, in violation of the Securities Act.  Acquiror agrees that the Transferred Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such state laws.  Acquiror has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Transferred Equity Interests.

(c)Acquiror certifies and represents to Transferor that Acquiror is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.  Acquiror’s financial condition is such that it is able to bear the risk of holding the Transferred Equity Interests for an indefinite period of time and the risk of loss of its entire investment.  Without limiting the representations and warranties set forth in Article III and the Ancillary Agreements, Acquiror has sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Company.

Section 4.07Brokers.  Except for UBS Financial Services Inc. (whose fees and commissions will be paid by Acquiror or its Affiliates), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Acquiror for which Transferor or any of the Remaining Transferor Group may become liable from and after the Closing.

Section 4.08Gaming Approvals and Licensing Matters.  None of Acquiror or any of its officers, directors or Affiliates or any existing beneficial owner of five percent (5%) or more of the voting stock of Acquiror, in each case who or which will be required to be licensed or found suitable under any Applicable Gaming Law in connection with the consummation of the Transaction has ever been denied a gaming license, approval or related finding of suitability by any Gaming Regulatory Authority, or had any gaming license or approval revoked or suspended and Acquiror is not otherwise aware of any fact or circumstance that would reasonably be expected to lead to a denial of a Relevant License.

Section 4.09No Additional Representations or Warranties.  None of Acquiror, any of its representatives or Affiliates, or any other Person acting on their behalf has made or is making any representation or warranty to Transferor or its respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives (except the specific representations and warranties of Acquiror set forth in this Article IV, in any Ancillary Agreement, or in the certificate delivered at Closing pursuant to Section 2.04(a)(iii) of this Agreement).

Article V.

ADDITIONAL AGREEMENTS

Section 5.01Conduct of the Business.  Each of Transferor and (following completion of the OB Transaction) OB Party covenants and agrees that, except (w) for the transfer of the Company Equity Interests to OB Buyer in connection with the OB Transaction, the transactions specified in Exhibit E, and the transfer of any Business Employee to the Transferred Entities or any transfer of any Excluded Employees to Transferor or any of its Affiliates (other than the Transferred Entities), (x) as required by applicable Law (including any Applicable Gaming Law or Labor Agreement), a Governmental Authority or any Contract (including any collective bargaining agreement) to which a member of the Transferor Group is a party at the date of this Agreement or becomes, or following completion of the OB Transaction OB Party or any of its Affiliates becomes, a party after the date of this Agreement in compliance with the terms hereof, (y) as described in Section 5.01 of the Disclosure Letter, or (z) as otherwise contemplated by this Agreement (including the Exhibits) or the Ancillary Agreements or as consented to by Acquiror in writing (which consent shall, except in case of Section 5.01(w), not be unreasonably conditioned, withheld, delayed or denied), between the date of this Agreement and the earlier of the Closing or the termination of this Agreement pursuant to Article XI (the “Pre-Closing Period”), (1) Transferor and (following completion of the OB Transaction) OB Party shall cause the Transferred Entities to conduct the Business in the Ordinary Course of Business (taking into account any material event or change in circumstance that occurs following the date of this Agreement) in all material respects and (2) Transferor and (following completion of the OB Transaction) OB Party (solely with respect to the Business and the Transferred Entities) shall not, and shall cause the Transferred Entities not to:

(a)issue, sell, lease, mortgage, license, abandon, pledge, assign, transfer, dispose of, or create any Lien on (i) any equity interest of the Transferred Entities or (ii) any Transferred Assets or material assets of the Transferred Entities, in each case, other than Permitted Liens or otherwise in the Ordinary Course of Business;

(b)split, combine, reclassify, repurchase, or redeem any Transferred Equity Interests;

(c)amend, modify, or restate in any material respect, or waive any material provision of, the Governing Documents of the Transferred Entities;

(d)declare, set aside, make or pay any non-cash dividend or other non-cash distribution with respect to the equity interests of the Transferred Entities;

(e)except as required pursuant to the terms of a Benefit Plan or Labor Agreement, in connection with actions otherwise permitted under Section 5.01(f) or Section 5.01(g), or to the extent such action would not result in any liability to the Transferred Entities or the Acquiror, as an Assumed Employee Liability or otherwise, (i) grant or provide any severance, retention bonus, change-in-control or equity or equity-based compensation or benefits to any Business Employee, except for severance payments calculated consistent with any Benefit Plan or Labor Agreement (or otherwise do not exceed $[***] more than such calculation) or otherwise in connection with the Ongoing Reductions in Force, (ii)(A) establish, adopt, renew, modify or terminate any material Assumed Benefit Plan or any plan, program, scheme, agreement, practice, arrangement or policy that would be such a material Assumed Benefit Plan had it been in effect on the date hereof, or (B) take any action to accelerate the vesting, payment or funding or otherwise securing the payment of, any compensation or benefit under any Assumed Benefit Plan to any Business Employee, Former Business Employee, or Business Contractor, in each case of subsection (A) or (B), except for (x) increases in compensation or benefits that are in the Ordinary Course of Business for individuals who have an annual base salary or annualized base wages of less than $[***] or that do not materially increase costs to the Transferred Entities or the Acquiror, (y) in connection with annual or other customary periodic compensation or benefit plan review (including extensions, renewals or terminations of health and welfare plans) in the Ordinary Course of Business or (z) in connection with new hires, promotions or employment extensions or renewals for individuals who have an annual base salary or annualized base wages of less than $[***], (iii) take any action to accelerate the vesting, payment or funding or otherwise securing the payment of, any equity or equity-based awards to any Business Employee, Former Business Employee, or Business Contractor, (iv) grant or forgive any loans to Business Employees, Former Business Employees, or Business Contractors outside of any Benefit Plan that is qualified under Section 401(a) of the Code, or (v) waive, release or limit any material restrictive covenant obligation of any Business Employee who has an annual base salary or annualized base wages of more than $[***], (vi) enter into any Labor Agreement or Union Facilitation Agreement, or (vii) recognize any Labor Union as the bargaining representative of any Business Employees (except for those Labor Unions already recognized as of the date hereof), except in the case of each of (vi) and (vii), as required under applicable Law and with thirty (30) days’ written notice to Acquiror;

(f)except (i) as required pursuant to the terms of a Benefit Plan or Labor Agreement, (ii) in connection with actions otherwise permitted under Section 5.01(e) (including actions described in subsections (x) through (z) of section (ii) thereof) or Section 5.01(g), (iii) to the extent such action would not result in any liability to the Transferred Entities, increase the base compensation payable or owed to any current Business Employee;

(g)except (i) in connection with actions otherwise permitted under Section 5.01(e) or Section 5.01(f) or (ii) to the extent such action would not result in any liability to the Transferred Entities, hire any individual as a Business Employee with an annual base compensation in excess of $[***] (other than in the Ordinary Course of Business (including to fill a vacancy)) or terminate the employment of any Business Employee as of the date hereof earning annual base compensation in excess of $[***] (other than for cause (as determined by Transferor or its applicable Affiliate or (following completion of the OB Transaction) OB Party or its applicable Affiliate in good faith));

(h)change in any material respect any method of financial accounting or financial accounting practice or policy used by the Business, other than such changes required by GAAP or applicable Law;

(i)except in the Ordinary Course of Business:  (i) make, change or revoke any material election of the Transferred Entities with respect to Taxes in a manner materially inconsistent with past practice; or (ii) settle or compromise any material Tax proceeding or claim of the Transferred Entities in each case to the extent such action could reasonably be expected to have any non-de minimis adverse effect on Acquiror or any of its Affiliates (including, after the Closing, the Transferred Entities);

(j)permit any Transferred Entity to (i) acquire (by merger, consolidation or combination, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material properties, equity interests or assets (tangible or intangible), from any third party or (ii) enter into any joint venture or other similar partnership with any third party that is material to the Business, taken as a whole;

(k)other than borrowings in the Ordinary Course of Business (including any borrowings pursuant to the Transferor Group’s credit facility), incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money with an aggregate principal amount in excess of $[***], other than (i) indebtedness that will be repaid, settled, cancelled or terminated prior to the Closing, and (ii) intercompany indebtedness between wholly-owned Transferred Entities;

(l)make any material loans of money or capital contributions to any Person (other than a Transferred Entity) that would constitute Transferred Liabilities or permit a Transferred Entity to make any material loans of money or capital contributions to any Person (other than another Transferred Entity), except, in each case, for any advances to Business Employees as of the date hereof for expenses incurred or loans or capital contributions made in the Ordinary Course of Business;

(m)(i) change the overall character of its business, operations, activities and business practices in any material respect or enter into any new line of business, (ii) enter into or voluntarily terminate or materially amend, or waive, release or assign any material right or claim under, any Material Contract, or (iii) enter into any Contract that would be a Material Contract if entered into prior to the date of this Agreement;

(n)other than amendments or modifications to any Relevant License required in connection with the OB Transaction or satisfaction of the conditions set forth in Article IX, terminate, suspend, fail to renew, or materially amend or modify, any material Permit held by any Transferred Entity;

(o)adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than in connection with the OB Transaction or as set out in Exhibit E) or voluntarily file for bankruptcy;

(p)sell, pledge, dispose of, assign, transfer, license, abandon, create any Lien (other than Permitted Liens) or permit or authorize any of the foregoing on or with respect to any Transferred Intellectual Property;

(q)release, compromise or settle any Action (i) involving payments (exclusive or attorney’s fees) by the Transferred Entities in excess of $[***] individually or $[***] in the aggregate, (ii) granting injunctive or other equitable remedy against the Transferred Entities or the Business or (iii) which imposes any material restrictions on the operation of the Business (taken as a whole);

(r)commence any Action against a Material Customer or a Material Supplier (other than Actions relating to any termination (or purported termination) by such Material Customer or Material Supplier of any Material Contract to which it is a party);

(s)waive any material benefits of, or agree to modify any material confidentiality, standstill, non-solicitation, or similar restrictive agreement to which it is a party;

(t)enter into any new Transferred Real Property Lease, terminate, amend, modify, or supplement in any way any Transferred Real Property Lease (other than renewals or extensions entered into in the Ordinary Course of Business), or acquire any real property;

(u)authorize, or make any commitment with respect to, any capital expenditures that are, in the aggregate in any fiscal year, in excess of 10% over the aggregate amount of capital expenditures set forth in the capital expenditures projections of the Business for the applicable fiscal year made available to Acquiror prior to the date hereof;

(v)amend, extend, modify or restate any Transferor Guarantee in a manner that would increase any Liability for which Acquiror or any of its Affiliates (including the Transferred Entities) would be responsible following the Closing;

(w)terminate the [***] (as defined in the Disclosure Letter);

(x)[***]; or

(y)agree in writing to take any of the actions specified in Section 5.01(a) through Section 5.01(w).

Notwithstanding anything to the contrary in this Agreement, Acquiror may not, prior to the Closing, manage or unreasonably interfere with the Transferor Group’s or OB Party’s ability to conduct the Business in the Ordinary Course of Business and nothing contained in this Agreement is intended to give Acquiror or its Affiliates, directly or indirectly, the right to control or direct the Business prior to the Closing.

Section 5.02Access to Information and Collaboration.

(a)During the Pre-Closing Period, upon reasonable advance notice, Transferor and (following completion of the OB Transaction) OB Party shall, (i) at Acquiror’s sole cost and expense, afford Acquiror and its authorized representatives reasonable access to the offices, properties, key personnel (including directors, officers, other key employees and outside accountants), books and records and any other information of or relating to the Transferred Entities and the other members of the Transferor Group (solely in respect of the Business) as such Acquiror and such representatives may reasonably request for purposes of consummating the Transaction or preparation therefor; (ii) at Acquiror’s sole cost and expense, direct the officers, directors, other key employees, outside accountants, legal counsel, consultants, and other representatives of the Transferred Entities and the other members of the Transferor Group (solely in respect of the Business) to make themselves reasonably available to Acquiror and its representatives for discussions and meetings regarding the Business (provided, that Transferor shall at all times have its own designated representatives present in such discussions and meetings), (iii) keep Acquiror reasonably informed of any material developments concerning the Business and the financial condition, and operations of the Transferred Entities and (iv) comply with its obligations pursuant to Exhibit H (provided that, notwithstanding anything herein to the contrary, it is understood and agreed that the conditions to Closing set forth in Section 9.02, as applied to Transferor’s obligations under this clause (iv), shall be deemed to be satisfied unless (i) Transferor has willfully breached its obligations under this clause (iv) and (ii) Transferor shall have failed to take appropriate steps to cure such willful breach within fourteen (14) days after Transferor’s receipt of written notice of such willful breach from Acquiror); provided, however, that any such access shall be conducted during normal business hours, under the supervision of Transferor’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Business or the Transferor Group and shall at all times be conducted in compliance with the terms of the Clean Team Agreement (to the extent applicable).  Notwithstanding anything to the contrary in this Agreement, Transferor shall not be required to disclose any information to Acquiror if (x) such disclosure would reasonably be expected to:  (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law (including any other Antitrust Laws), fiduciary duty, confidentiality obligation or Contract to which any member of the Transferor Group is a party, or (y) Transferor or any of its Affiliates (including the Transferred Entities), on the one hand, and Acquiror or any of its Affiliates, on the other hand, are adverse parties in any Action and such information is reasonably pertinent thereto; provided that if disclosure is restricted pursuant to the foregoing clause (x), Transferor shall, to the extent legally permissible, reasonably necessary and practicable, cooperate with Acquiror and make appropriate substitute arrangements.  Neither the auditors nor the independent accountants of Transferor or their respective Affiliates (including the Transferred Entities) shall be obligated to make any work papers available to any Person under this Agreement unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.  If so reasonably requested by Transferor at any time during the Pre-Closing Period or following the Closing Date, Acquiror shall, and shall cause its Affiliates (as applicable) to, enter into a customary joint defense agreement with Transferor or other members of the Transferor Group with respect to any information to be provided to Acquiror pursuant to this Section 5.02 during the Pre-Closing Period or following the Closing Date.

(b)No access to information provided to Acquiror pursuant to Section 5.02(a) shall in any way amend or diminish Acquiror’s obligations under the confidentiality agreement between Sportradar Group AG and Endeavor Group Holdings, Inc., dated as of July 17, 2023 (the “Confidentiality Agreement”) or the Clean Team Agreement.  Acquiror acknowledges and agrees that any Confidential Information (as defined in the Confidentiality Agreement) provided to

Acquiror pursuant to Section 5.02(a) or otherwise by any Transferor Related Party shall be subject to the terms and conditions of the Confidentiality Agreement and may be further subject to the terms and conditions of the Clean Team Agreement.  The terms of the Confidentiality Agreement and the Clean Team Agreement are hereby incorporated herein by reference with respect to such information (to the extent applicable).

(c)After the Closing Date, Acquiror, Transferor and OB Party shall, and shall cause their respective controlled Affiliates to, grant to the other reasonable access upon reasonable advance notice to any financial records and other information related to the conduct of the Business prior to the Closing Date in possession of Acquiror, Transferor and OB Party (as the case may be) and cooperate in good faith with respect to such cooperation and assistance, in each case, as shall be reasonably required to enable their compliance with their legal, Tax, regulatory, stock exchange and financial reporting requirements and is not otherwise available to the requesting party through publicly accessible sources.  Each party shall promptly reimburse the other for such other’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 5.02(c), but no other charges shall be payable by the requesting party to the other party in connection with complying with such requests.  Notwithstanding the foregoing, no party shall be required to disclose any information to any other party hereunder to the extent (x) such disclosure would reasonably be expected to: (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law (including any other Antitrust Laws) or confidentiality obligation of such party or any of its Affiliates, or (y) such requested party or any of its Affiliates, on the one hand, and the requesting party or any of its Affiliates (which may include the Transferred Entities), on the other hand, are adverse parties in any Action and such information is reasonably pertinent thereto; provided that if disclosure is restricted pursuant to the foregoing clause (x), the requested party shall, to the extent legally permissible and reasonably necessary, cooperate with the requesting party and make appropriate substitute arrangements.

(d)Acquiror acknowledges and agrees that (i) certain records may contain information relating to the Remaining Transferor Group, OB Party or their respective Affiliates, other than information relating solely to the Business and the Transferred Entities, and that the Remaining Transferor Group, OB Party or such Affiliates may retain copies thereof and (ii) prior to making any records available to Acquiror, Transferor, OB Party or such Affiliates may redact any portions thereof to the extent that such portions relate to any member of the Remaining Transferor Group, OB Party or any of their respective Affiliates (other than the Business or the Transferred Entities).

(e)This Section 5.02 shall not govern access to Tax Returns and Tax information, which shall instead be governed by Article VIII.

Section 5.03Regulatory and Other Authorizations.

(a)Subject to the other provisions of this Agreement, including Section 5.03(d), each of Acquiror, Transferor and (following completion of the OB Transaction) OB Party shall use their reasonable best efforts to promptly obtain the Regulatory Approvals required on its part, and will cooperate fully with each other in promptly seeking to obtain all such Regulatory Approvals.

(b)In furtherance, and not in limitation of the foregoing, as set out in Section 9.01(b) of the Disclosure Letter, Acquiror and/or, respectively, Transferor and (following completion of the OB Transaction) OB Party shall (i) make or cause to be made the registrations, declarations, filings and, in the case of the United Kingdom, the submission of a draft merger notice to commence pre-notification, required of such party to obtain the Regulatory Approvals as promptly as reasonably practicable, and in no event later than forty-five (45) Business Days, after the date of this Agreement, or such later date as mutually agreed by the parties hereto (or, with respect to any such filings that are required by Transferor, OB Party (following completion of the OB Transaction) or Acquiror (or any of their respective Affiliates) in respect of licenses under Applicable Gaming Laws granted to the Company or any other Transferred Entity after the date of this Agreement, no later than thirty (30) days after the granting of any such license); (ii) furnish to the other parties (and, with respect to Acquiror, cause its Affiliates to furnish) as promptly as reasonably practicable all information required for any application or other filing to be made by the other parties pursuant to any applicable Law in connection with the Transaction; (iii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by any Governmental Authority in relation to such registrations, declarations and filings or such transactions; (iv) promptly notify the other parties of any material communication between that party and any Governmental Authority and of any material communication received or given in connection with any Action by a private party, in each case regarding the Transaction (including any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)), and to the extent permitted by the Governmental Authority, give the other parties the opportunity to attend and participate in any meeting, telephone call or conference with any Governmental Authority; (v) furnish the other parties promptly with copies of all material correspondence, filings and communications relating to any Regulatory Approval, Law or any Action pursuant to any Law between them and their Affiliates and their respective representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Transaction; (vi) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all material written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under such Laws) with a Governmental Authority under any Law; and (vii) act in good faith and reasonably cooperate with the other parties in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Law with respect to any such registration, declaration and filing.  The parties shall be entitled to redact any privileged, competitively sensitive or commercially sensitive information from any documents or correspondence provided to another party pursuant to this clause, but their respective representatives shall share unredacted documents or correspondence between themselves on an external counsel basis.  The parties shall and, shall cause their respective Affiliates to, supply as promptly as reasonably practicable thereafter to the appropriate Governmental Authorities any additional information and documentary material that may be reasonably requested related to the transactions contemplated by this Agreement.

(c)Notwithstanding anything to the contrary set forth herein, and subject to Section 5.03(d), Acquiror agrees to use reasonable best efforts to, and to cause its Affiliates to, take any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority, so as to enable the parties hereto to expeditiously close the Transaction as soon as commercially practicable, but in any event no later than the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such assets, properties or businesses of the Transferred Entities as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Governmental Order in any Action, which would otherwise have the effect of materially delaying or preventing the consummation of the Transaction, without the imposition of any Unacceptable Condition.

(d)Notwithstanding anything herein to the contrary, (A) Acquiror and its Affiliates shall not be required (and Transferor and (following completion of the OB Transaction) OB Party shall not be permitted, without Acquiror’s prior written consent) to take or to refrain from taking any action to the extent such action would reasonably be expected to have a Material Adverse Effect on the Business or the Transferred Entities, taken as a whole, (B) Acquiror and its Affiliates (excluding the Transferred Entities) shall not be required to (i) take or agree to take any action, or (ii) refrain from taking any action, with respect to any of their respective businesses or assets (other than with respect to the Business and the Transferred Entities) and (C) Acquiror and its Affiliates shall not be required to initiate or defend any litigation in connection with the Regulatory Approvals (each of (A), (B) and (C) being an “Unacceptable Condition”).

(e)In addition, from the date of this Agreement through the earlier of Closing or the termination of this Agreement, Acquiror and its Affiliates shall not, directly or indirectly, make or agree to make any acquisition or investment in any Person engaged in any business that competes with the Business, if doing so would reasonably be expected to impair, prevent or materially delay its ability to (x) obtain all Regulatory Approvals or (y) consummate the Transaction, in each case, prior to the Outside Date.

(f)For the avoidance of doubt, Acquiror shall not require any member of the Transferor Group or (following completion of the OB Transaction) OB Party or any of its Affiliates to, and no member of the Transferor Group or (following completion of the OB Transaction) OB Party or any of its Affiliates shall be required to, take any action with respect to any order or any applicable Law that would bind any member of the Transferor Group or (following completion of the OB Transaction) OB Party or any of its Affiliates prior to the Closing or in the event the Closing does not occur.

Section 5.04Further Assurances; Support of Transaction.

(a)Subject to the limitations set out in Section 5.03 and Article VI, the parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate and give effect to the Transaction as soon as practicable (but in any event prior to the Outside Date).

(b)Subject to the limitations set out in Section 5.03 and Article VI and without limiting any covenant contained in this Article V, during the Pre-Closing Period, Transferor shall use reasonable best efforts to obtain (and Acquiror shall reasonably cooperate with Transferor’s efforts to obtain) all Consents of third parties that Transferor and Acquiror mutually agree be obtained in connection with the Transaction (the “Specified Third-Party Consents”); provided, that no such Specified Third-Party Consent shall be required to be obtained as a condition to Closing other than as specifically required pursuant to Section 9.02(d).  To the extent the Closing occurs and one or more such Specified Third-Party Consents have not been obtained, upon request of Acquiror, Transferor shall continue to use reasonable best efforts post-Closing to obtain any such Specified Third-Party Consents not obtained prior to Closing in accordance with Section 6.01(b).  Notwithstanding the foregoing, in no event shall any party be required to commence, defend or participate in any litigation, or offer or grant any additional consideration or other accommodation (financial or otherwise) to any third party (each an “Extraordinary Action”) in connection with obtaining any Consents pursuant to this Section 5.04 in connection with the consummation of the Transaction.

(c)Transferor shall cause the Pre-Closing Restructuring to be completed in accordance with Exhibit E and all applicable Law prior to Closing.  Transferor shall (x) provide to Acquiror copies of all material documents to be entered into in connection with the Pre-Closing Restructuring, and give Acquiror reasonable time to review and comment on such documents, and (y) inform Acquiror promptly upon the completion of each of the Pre-Closing Restructuring, the OB Transaction and the transfer of the Company Equity Interests to OB Party.  Notwithstanding anything to the contrary herein, Transferor shall be permitted to amend or modify the Pre-Closing Restructuring if such amendment or modification is determined by Transferor to be reasonably necessary or appropriate to effect the transactions contemplated thereby; provided, however, that Acquiror’s prior written consent (not to be unreasonably conditioned, withheld or delayed) shall be required with respect to any amendments or modifications that (x) would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction (including by reason of any newly required Consents or other approvals in connection with the Transaction), or (y) are non-de-minimis.

(d)Transferor shall use reasonable best efforts to ensure that the measures set forth on Exhibit I shall be completed in accordance with the requirements set forth on Exhibit I as soon as reasonably practicable following the date of this Agreement, but in any event prior to the Outside Date. Transferor shall (i) keep Acquiror fully informed of any progress and developments made in connection with the measures set forth on Exhibit I and (ii), promptly upon completion of a measure set forth on Exhibit I, provide Acquiror with appropriate evidence confirming such completion.

(e)The parties acknowledge and agree that the taking of any action (or inaction) required by the terms of this Agreement (including as expressly described in the Exhibits to this Agreement) by the Transferor Group or OB Party shall not be deemed a breach of any other covenant or requirement of such party under this Agreement or any Ancillary Agreement.

Section 5.05Indemnification of Directors and Officers.

(a)Acquiror agrees that all rights of indemnification, advancement of expenses, exculpation and limitation of liabilities existing in favor of the current or former directors and officers of the Transferred Entities (collectively, the “D&O Indemnitees”) as provided in the Transferred Entities’ Governing Documents as in effect on the date of this Agreement with respect to matters occurring prior to the Closing, shall survive the Closing and continue in full force.  For a period of six (6) years after the Closing, Acquiror shall (i) cause the Governing Documents of the Transferred Entities to contain provisions no less favorable with respect to indemnification, exculpation and limitation of liabilities of the D&O Indemnitees and advancement of expenses than are set forth as of the date of this Agreement in the Governing Documents of the Transferred Entities and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of the D&O Indemnitees thereunder.  Nothing in this Section 5.05(a) shall (i) limit Acquiror’s rights to liquidate, dissolve or carry out any other restructuring or reorganization with respect to any Transferred Entity or (ii) require Acquiror to make or cause to be made any amendments to the Governing Documents of the Transferred Entities following the Closing; provided that, in the case of clause (i), Acquiror shall make proper provision that Acquiror or a credit-worthy surviving Subsidiary of Acquiror shall succeed to all of such Transferred Entity’s obligations to the D&O Indemnitees as described in this Section 5.05(a).

(b)The provisions of this Section 5.05 shall (i) survive the Closing, (ii) are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnitees, their respective heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.  Following the Closing, in the event that Acquiror or the Transferred Entities or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or if Acquiror dissolves the Transferred Entities, then, and in each such case, Acquiror shall cause proper provision to be made so that the successors and assigns of Acquiror or the Transferred Entities assume the obligations set forth in this Section 5.05.

Section 5.06Contact with Customers and Suppliers.  Prior to the Closing, Acquiror shall not, and shall cause its Affiliates and its and their representatives not to, contact or communicate with (directly or indirectly and whether in writing, verbally or otherwise) any customers or licensors (including rightsholders) of the Business, or any other Persons having a material business relationship with the Transferor Group concerning the Transaction unless, in each case, Acquiror has consulted with Transferor and obtained Transferor’s prior written consent before communicating with such Persons (directly or indirectly and whether in writing, verbally or otherwise), except for any contacts or communications expressly required by the terms of this Agreement or any Ancillary Agreement.

Section 5.07R&W Insurance Policy.  Acquiror has negotiated coverage under the R&W Insurance Policy to be bound as of the date hereof and has delivered the substantially final form of the R&W Insurance Policy to Transferor.  Acquiror and Transferor shall each bear fifty percent (50%) of the costs of the R&W Insurance Policy (with respect to premiums, underwriter diligence fees and surplus line taxes).  Acquiror shall not take affirmative action (nor shall Acquiror permit any Affiliate to take such action) to amend or waive the subrogation provision of the R&W Insurance Policy in any manner that would allow the insurer thereunder to subrogate or any related provision or otherwise make or bring any claim against Transferor, OB Party, their respective Affiliates and any representatives of any of the foregoing (the “R&W Parties”) except in the case of Fraud by such Person.  The R&W Parties shall be intended third party beneficiaries of the subrogation provision applicable to the R&W Parties with the right of enforcement.

Section 5.08Certain Other Agreements.

(a)Between the date hereof and the earlier of the termination of this Agreement in accordance with its terms and the Closing, Transferor shall comply with its obligations as set forth on Section 5.08(a) of the Disclosure Letter, which include, amongst others, the negotiation and entry into binding agreements with the counterparties set forth on Section 5.08(a) of the Disclosure Letter on the terms described on Section 5.08(a) of the Disclosure Letter or as may otherwise be reasonably approved by Acquiror.  Notwithstanding anything herein to the contrary, it is understood and agreed that the conditions to Closing set forth in Section 9.02, as applied to Transferor’s obligations under this Section 5.08(a), shall be deemed to be satisfied unless (i) Transferor has willfully breached its obligations under this Section 5.08(a) and (ii) Transferor shall have failed to take appropriate steps to cure such willful breach within fourteen (14) days after Transferor’s receipt of written notice of such willful breach from Acquiror.

(b)To the extent that the Closing has not occurred by such date, Transferor shall cause the applicable Transferred Entity to provide timely written notice of non-renewal on or prior to [***].

(c)Transferor shall cause all intercompany accounts between a Transferred Entity on the one hand and a member of the Remaining Transferor Group on the other hand (excluding any payables or receivables owed pursuant to the Surviving Intercompany Agreements) to be fully settled, cancelled, wound down or otherwise terminated prior to the Closing, and if not so fully, settled, cancelled, wound down or otherwise terminated prior to the Closing, shall be fully settled, wound down or otherwise terminated at the Closing (the foregoing transactions, the “Intercompany Settlements”).

(d)Prior to the Closing, the Transferor shall take, and shall cause its applicable Affiliates to take, all measures required to remove [***] from the Transferor's VAT group (including making the relevant filings).

(e)Prior to the Closing, Transferor and Acquiror shall use their respective reasonable best efforts to agree on the continued usage by the Business Employees of their laptops, computers, and other hardware to be used in the Business after Closing (whether on a transitional basis or by a transfer of such equipment to the Transferred Entities).

Section 5.09Lien Releases.  Between the date of the completion of the OB Transaction and the Closing, Transferor shall use reasonable best efforts to (i) cause the release of and (ii) deliver or cause to be delivered to Acquiror evidence of the release of, any recorded Liens (other than Permitted Liens) relating to the assets or equity interests of any Transferred Entity (if any).

Article VI.

SEPARATION MATTERS

Section 6.01Services from Affiliates; Transferor Guarantees.

(a)Acquiror acknowledges that the Business currently receives or benefits from certain shared management, administrative and corporate services and benefits provided by Transferor or other members of the Remaining Transferor Group, including management, operations and information technology (including information technology support and website hosting and data center services), customer service, finance, accounting and payroll and back office services and processing, financial systems, treasury services (including banking, insurance, administration, taxation and internal audit), office space, facilities and office management services, business development and marketing services, product support services, procurement services, risk management, corporate communications, general administrative services, executive and management services, legal services, human resources, analytics services, personnel services and travel services.  Other than as may be provided pursuant to the terms of this Agreement or an Ancillary Agreement, Acquiror further acknowledges that all such services and benefits shall cease, and any agreement in respect thereof (other than the agreements set forth on Section 6.01(a) of the Disclosure Letter (the “Surviving Intercompany Agreements”), the Transition Services Agreement or any other Ancillary Agreement related thereto) shall terminate with respect to the Business, as of the Closing Date, and thereafter, Transferor’s and its respective Affiliates’ sole obligation with respect to the provision of any services with respect to the Business shall be specifically as set forth in this Agreement and the Ancillary Agreements.

(b)It is understood that no Transferor Guarantees are intended to continue after the Closing.  Prior to the Closing, Acquiror shall take all commercially reasonable steps necessary to put in place, conditional upon and effective as of the Closing, instruments to replace the Transferor Guarantees.  Acquiror shall use commercially reasonable efforts, and Transferor shall cooperate as reasonably requested by Acquiror to, cause Acquiror to be substituted in all respects for the member of the Remaining Transferor Group that is party to any Transferor Guarantee, effective as of the Closing Date, in respect of all obligations of the applicable member of the Remaining Transferor Group that is party to such Transferor Guarantee, so that as a result of such substitution, the member of the Remaining Transferor Group that is party to such Transferor Guarantee shall, from and after the Closing, cease to have any obligation whatsoever arising from or in connection with such Transferor Guarantees.  If the parties are not successful in obtaining the complete release of the member(s) of the Remaining Transferor Group that is party to the Transferor Guarantee from the Transferor Guarantees by the Closing Date, then from the Closing until the earlier of expiry or termination of the relevant Contract being subject to the respective Transferor Guarantee and the date that the Remaining Transferor Group is completely and unconditionally released from each Transferor Guarantee (i) Transferor shall cause any such Transferor Guarantee to remain in effect (provided that the Remaining Transferor Group shall be under no obligation to renew or extend the term of any existing Transferor Guarantee), (ii) Acquiror shall continue to use commercially reasonable efforts to obtain promptly the complete and unconditional release of the member of the Remaining Transferor Group that is party to the Transferor Guarantee from each Transferor Guarantee following the Closing; (iii) Acquiror shall indemnify the Remaining Transferor Group for any demand or draw upon, or withdrawal from, any Transferor Guarantee after the Closing and from and against any and all Liability incurred by the Remaining Transferor Group after the Closing, directly or indirectly, as a result of the Remaining Transferor Group continuing to keep the Transferor Guarantees outstanding following the Closing; and (iv) Acquiror shall not amend, modify or renew any Contract subject to a Transferor Guarantee without the consent of the member of the Remaining Transferor Group that is party to the Transferor Guarantee in its sole discretion to the extent that such amendment, modification or renewal would create any new Liability or extend or increase any existing Liability of the Remaining Transferor Group under such outstanding Transferor Guarantee.  This Section 6.01(b) shall not apply with respect to any Transferor Guarantee if and to the extent the Contract being subject to such Transferor Guarantee does not continue to be held by any Transferred Entity, Acquiror or any of their respective Affiliates as of the Closing, or is terminated before the Closing, including in the case that the applicable condition set out in Section 9.02(d) is not fulfilled.

(c)The parties hereto will take the actions set forth on Section 6.01(c) of the Disclosure Letter.

Section 6.02Third-Party Consents.

(a)If following the Closing any Specified Third-Party Consent under any Contract between any Transferred Entity and any third party (a “Specified Third-Party Contract”) remains outstanding or is discovered to exist, Acquiror and Transferor shall cooperate and use reasonable best efforts to obtain such Specified Third-Party Consent from the applicable third party.  Notwithstanding the foregoing, in no event shall any party be required to take any Extraordinary Action in connection with the foregoing sentence.

(b)If such Specified Third-Party Contract is not able to be obtained following the application of the efforts required under Section 6.02(a), then, subject to Transferor’s compliance with the terms of this Agreement, including Section 6.02(a), Transferor will be deemed to have fulfilled its obligations under this Agreement with respect to such Specified Third-Party Consent and no member of the Remaining Transferor Group will be subject to any Liability (and no condition to Acquiror’s obligations to close the Transactions, other than pursuant to Section 9.02(d), shall be deemed not satisfied) solely on account of the failure to obtain the Specified Third-Party Consent.

Section 6.03Transferor Names and Marks and Domains.

(a)Except as expressly set forth in this Section 6.03, after the Closing, Acquiror shall not, and shall not permit the Business to, use any of the Transferor Names and Transferor Marks.  Acquiror, for itself and its Affiliates, acknowledges and agrees that, neither Acquiror nor any of its Affiliates shall have any rights in any of the Transferor Names and Transferor Marks and neither Acquiror nor any of its Affiliates shall contest or challenge the ownership or validity of any rights of Transferor or any of its Affiliates in or to any of the Transferor Names and Transferor Marks.  Notwithstanding the foregoing, the Transferred Entities shall be entitled to use (i) any Transferor Names and Transferor Marks that incorporate fully the terms or associated logos of “IMG Arena” (in particular, the “IMG Arena” marks) (the “IMG Arena Names and Marks”) and (ii) the domains set forth on Exhibit K in substantially the same manner and scope as used by the Transferred Entities with respect to the Business in the last 18 months prior to the Closing for a transitional period until the one (1) year anniversary of the Closing Date.  Additionally, Transferor acknowledges that the IMG Arena Names and Marks may have been utilized prior to the Closing in connection with Contracts of the Business and any invoices, letters or other documentation related thereto, and that continued use of the “IMG Arena” mark solely in connection with such Contracts, and solely in the manner in which they currently appear shall, subject to the remainder of this Section 6.03, not be deemed a breach of this Section 6.03.  From the Closing Date until the one (1) year anniversary of the Closing Date, (i) Transferor shall cause the IMG Arena Names and Marks and the domains set forth on Exhibit K  and their registrations to be duly maintained and extended, if necessary, and (ii) Transferor shall not, and shall procure that none of its Affiliates will, use any IMG Arena Names and Marks in any manner that is, directly or indirectly, competitive with or related to the Business and/or the Transferred Entities.  As soon as practicable following the one (1) year anniversary of the Closing Date, but in any event within 180 days thereafter, Acquiror shall, and shall cause the Transferred Entities to, at Transferor’s cost, file such documents and take, or cause to be taken, such necessary actions, to file with competent Governmental Authorities to change the legal entity name of the Transferred Entities to remove any Transferor Names (and any costs associated therewith shall, to the extent possible, be directly paid by Transferor).

(b)Upon Transferor’s request and at Transferor’s cost, Acquiror shall, and shall cause each Transferred Entity to, execute all assignment, transfer and other documents, and take all steps, in each case, that are reasonably necessary to confirm, effectuate or otherwise evidence Transferor’s and its Affiliates’ (excluding, after the Closing, any Transferred Entity) rights, title and interests in and to, and control over, the IMG Arena Names and Marks (subject to Section 6.03(a)) (and any costs associated therewith shall, to the extent possible, be directly paid by Transferor).

(c)Acquiror agrees that neither Transferor nor any other member of the Remaining Transferor Group shall have any responsibility for claims by third parties arising out of, or relating to, the use by Acquiror or its Affiliates of the IMG Arena Names and Marks after the Closing.  Acquiror shall defend, indemnify and hold harmless the Transferor Indemnified Parties in accordance with Article X from and against any and all Actions and Losses that result from the use of the IMG Arena Names and Marks by the Business, Acquiror or its Affiliates Business in violation of or outside the scope permitted by this Section 6.03.  Notwithstanding anything in this Agreement to the contrary, Acquiror hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 6.03, Transferor, in addition to any other remedies available to it, (A) shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Acquiror and any of its Affiliates (including, after the Closing, the Business) from any such breach or threatened breach and (B) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

Section 6.04Insurance; Litigation.

(a)From and after the Closing Date, the Business and Transferred Entities shall cease to be insured by the Remaining Transferor Group’s insurance policies or by any of the Remaining Transferor Group’s self-insured programs (collectively, which for the avoidance of doubt includes all of the Insurance Policies, the “Transferor Insurance Policies”), and any Transferor Insurance Policies shall continue in force only for the benefit of the Remaining Transferor Group and not for the benefit of Acquiror, the Transferred Entities or the Business and Acquiror and the Transferred Entities shall arrange for their own insurance policies with respect to the Business, Transferred Entities and the Transferred Assets; provided that the Business shall continue to have the benefit of any “occurrence basis” policy that, by its terms, covers and permits claims by the Transferred Entities in respect of occurrences, incidents, events or acts occurring before the Closing (to the extent any such claim relates to the Business), irrespective of whether those occurrences, incidents, events or acts are discovered or an Action is brought before or after the Closing, and Acquiror and the Transferred Entities shall reimburse Transferor for any reasonable costs and expenses (including increased premiums) directly incurred thereby as a result of such claims and shall exclusively bear any deductibles, retentions, or uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with such claims.

(b)From and after the Closing Date, with respect to any pending or threatened Action that involves a third party, a Transferred Entity and any member of the Remaining Transferor Group, as between the Transferred Entities and the Remaining Transferor Group (each, a “Shared Action”), then each of the Remaining Transferor Group and Acquiror shall be entitled to defend such Shared Action to the extent of any claims brought against such party or its Affiliate named thereto or to the extent of any Liabilities for which such party is responsible in respect thereof.  With respect to any Shared Action relating to a Material Contract or a Transferor Guarantee, unless a conflict of interest exists between the Remaining Transferor Group and Acquiror with respect to the defense of such Shared Action (including if there are specific defenses available to the Remaining Transferor Group that are different from or additional to those available to Acquiror and that could be materially adverse to the Remaining Transferor Group), Acquiror shall have the right to decide, at its sole discretion, to control such Shared Action and the Remaining Transferor Group shall reasonably cooperate with the Transferred Entities with respect thereto; provided that Acquiror shall keep Transferor timely informed of the status of such Shared Action (including any material developments in connection therewith) and shall not abandon, settle, waive or otherwise compromise any of the Remaining Transferor Group’s rights or defenses in connection with such Shared Action without Transferor’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).  Any other Shared Actions shall be controlled jointly by Acquiror and Transferor in good faith, and each party shall, and shall cause its Affiliates and their respective representatives to, (i) not abandon, settle, waive or otherwise compromise any of the other party’s and its Affiliates’ rights in connection with such Shared Actions without the other party’s prior consent; provided, however, that (x) each party shall be entitled to consent to the entry of any judgement, or enter into any settlement or compromise of a portion of such Shared Action, to the extent solely related to any liabilities for which such party is responsible under this Section 6.04(b), so long as such judgment, settlement or compromise does not materially and adversely impact the ability of the other party to defend, settle or compromise any remaining portion of such Shared Action or otherwise materially increase such other party’s exposure or liability under such remaining portion of such Shared Action and (y) in the event that either party or its Affiliates is a named party to such Shared Action, but such Shared Action relates solely to liabilities for which the other party is responsible under this Section 6.04(b), then the parties will cooperate with each other and use reasonable best efforts to have the non-responsible party removed and released as a named party to such Shared Action, and (ii) reasonably cooperate with the other party and its counsel in the prosecution and potential settlement of such Shared Actions, including (A) promptly forwarding to the other party all notices and other correspondence relating to such Shared Actions received by such party or its Affiliates, and (B) making available to the other party all records related thereto as well as appropriate personnel as reasonably requested by Transferor in connection with the administration of such Shared Actions.  Each of the Remaining Transferor Group, on the one hand, and Acquiror and the Transferred Entities, on the other hand, shall be responsible for all Liabilities, Losses and expenses arising out of any Shared Action in proportion to which such Liabilities, Losses and expenses relate to the business of the Remaining Transferor Group, on the one hand, or the Transferred Entities, on the other hand.

Section 6.05Wrong-Pockets.

(a)If at any time during the two- (2-) year period after the Closing (i) any of Acquiror or its Affiliates (including the Transferred Entities) receives (x) any refund or other amount which is an Excluded Asset or is otherwise due and owing to any member of the Remaining Transferor Group in accordance with the terms of this Agreement, or (y) any refund or other amount which is related to claims or other matters for which Transferor is expressly responsible hereunder, and which amount is not a Transferred Asset, or is otherwise due and owing to any member of the Remaining Transferor Group in accordance with the terms of this Agreement or (ii) any member of the Remaining Transferor Group pays any amounts that are in respect of a Transferred Liability, then, in each case, subject to Acquiror’s good faith review and confirmation of Transferor’s entitlement, Acquiror promptly shall remit, or shall cause to be remitted, such amount to Transferor, net of any out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount.

(b)If at any time during the two- (2-) year period after the Closing, Acquiror or any of its Affiliates (including the Transferred Entities) receives or otherwise possesses any asset that should not have been transferred pursuant to this Agreement, Acquiror shall promptly notify and transfer, or cause to be transferred, such asset to Transferor or any of its Affiliates at Transferor’s sole cost and expense.  If at any time during the Pre-Closing Period or the two- (2-) year period after the Closing, any member of the Remaining Transferor Group receives or otherwise possesses any Transferred Liability that is required to be transferred to Acquiror under this Agreement, Transferor shall, subject to (i) Transferor providing written notice identifying the liability with reasonable specificity and (ii) Acquiror’s good faith confirmation that such liability should be transferred pursuant to this Agreement, promptly notify and transfer, or cause to be transferred, such Transferred Liability to Acquiror or any of its Affiliates (the recipient of such Transferred Liability being at Acquiror’s sole discretion) at Transferor’s sole cost and expense.  Prior to any such transfer of assets by Acquiror pursuant to this Section 6.05(b), Transferor and Acquiror agree that Acquiror or its Affiliates (including the Transferred Entities) who receive or possess such asset shall hold such asset in a custodial capacity and not as trustee or fiduciary, solely for the limited purpose of facilitating its transfer in accordance with this Agreement, for each member of the Remaining Transferor Group to whom such asset should rightfully belong pursuant to this Agreement.  Neither Acquiror nor any of its Affiliates shall have any duty to use, maintain, or otherwise safeguard such asset in any manner beyond reasonable commercial efforts.  Transferor shall promptly reimburse Acquiror for all reasonable out-of-pocket costs incurred in holding, safeguarding, or transferring such asset.

(c)If at any time during the Pre-Closing Period or the two- (2-) year period after the Closing (i) any member of the Remaining Transferor Group receives any refund or other amount which is a Transferred Asset or is otherwise due and owing to any Transferred Entity in accordance with the terms of this Agreement, hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to any Transferred Entity in accordance with the terms of this Agreement or (ii) Acquiror or any Transferred Entity pays any amounts that are in respect of any Excluded Liability, then, in each case, subject to Transferor’s good faith review and confirmation of Acquiror’s entitlement, Transferor, or another member of the Remaining Transferor Group, promptly shall remit, or shall cause to be remitted, such amount to Acquiror or the applicable Transferred Entity, net of any out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount.

(d)If at any time during the Pre-Closing Period or the two- (2-) year period after the Closing, any member of the Remaining Transferor Group receive or otherwise possesses any asset that should belong to the Transferred Entities pursuant to this Agreement, Transferor shall promptly notify and transfer, or cause to be transferred, such asset to the applicable Transferred Entity.  If at any time during the Pre-Closing Period or the two- (2-) year period after the Closing, any Transferred Entity receives or otherwise possesses any Excluded Liability, the applicable Transferred Entity shall promptly notify and transfer, or cause to be transferred, such Excluded Liability to Transferor or any other member of the Remaining Transferor Group.  Prior to any such transfer of assets by Acquiror pursuant to this Section 6.05(d), Transferor and Acquiror agree that Transferor or the applicable member of the Remaining Transferor Group who receive or possess such asset shall hold such asset in trust for each Transferred Entity to whom such asset should rightfully belong pursuant to this Agreement.  Neither Transferor nor any of its Affiliates shall have any duty to use, maintain, or otherwise safeguard such asset in any manner beyond reasonable commercial efforts.  Acquiror shall promptly reimburse Transferor for all reasonable out-of-pocket costs incurred in holding, safeguarding, or transferring such asset.

(e)Acquiror and Transferor shall cooperate with each other and shall set up procedures and notifications as are reasonably necessary or advisable to effectuate the transfers contemplated by this Section 6.05.

(f)For the avoidance of doubt, the transfer or assumption of any assets or Liabilities under this Section 6.05 shall be effected without any additional consideration payable by any party hereto.

Article VII.

EMPLOYEE MATTERS

Section 7.01Benefit Plan Participation.  On and from Closing, Acquiror shall cause the Transferred Entities to assume and honor (or cause any of its relevant Affiliates to assume and honor) in accordance with their existing terms, the Assumed Benefit Plans and be solely responsible and liable (or cause its relevant Affiliates to be responsible and liable) for the operation and administration of, and any and all Liabilities relating to, any Assumed Benefit Plan. Notwithstanding anything to the contrary in this Agreement or otherwise, neither Acquiror nor any of its Affiliates shall be required to accept individual rollovers from the Endeavor 401(k) Plan into any defined contribution plan maintained by Acquiror or any of its Affiliates.

Section 7.02Retention Bonuses.  Acquiror shall cause the Transferred Entities shall pay all applicable retention bonuses to Business Employees as of the Closing Date in accordance with the Retention Bonus Agreements, as in effect as of the Closing.  To the extent the Retention Bonus Amount exceeds the actual amount of retention bonuses required to be paid under the Retention Bonus Agreements, Acquiror shall pay the Transferor an amount equal to such excess within thirty (30) days following the six-month anniversary of the Closing.  To the extent the Retention Bonus Amount falls short of the actual amount of retention bonuses required to be paid under the Retention Bonus Agreements, Transferor shall pay the Acquiror an amount equal to such shortfall within thirty (30) days following the six-month anniversary of the Closing.

Section 7.03Annual Bonuses.

(a)Acquiror shall cause the Transferred Entities shall, at the time the Prior Year Annual Bonuses would be paid in the Ordinary Course of Business (but in any event prior to March 15 immediately following the applicable fiscal year), pay all applicable bonuses to the Business Employees in accordance with a schedule to be provided by the Remaining Transferor Group and the terms of the applicable Benefit Plan, subject to the applicable Business Employee’s continued employment through the applicable payment date.  To the extent the Prior Year Bonus Amount exceeds the actual amount of bonuses payable to Business Employees in respect of the fiscal year ending immediately prior to the Closing, including the employer portion of payroll or similar Taxes relates thereto (and without regard for any discretionary increases implemented by Acquiror or any of its Affiliates), Acquiror shall pay Transferor an amount equal to such excess within thirty (30) days following payment of the bonuses in respect of such fiscal year. To the extent the Prior Year Bonus Amount falls short of the actual amount of bonuses required to be paid in accordance with this Section 7.03(a) (and without regard for any discretionary increases implemented by Acquiror or any of its Affiliates), Transferor shall pay the Acquiror an amount equal to such shortfall within thirty (30) days following payment of the bonuses in respect of such fiscal year.

(b)Acquiror shall ensure that the Transferred Entities shall, at the time the Closing Year Bonuses would be paid in the Ordinary Course of Business, pay all applicable bonuses to the Business Employees in accordance with the terms and conditions of the applicable Benefit Plan, subject to the applicable Business Employee’s continued employment through the applicable payment date.  To the extent the Closing Year Bonus Amount exceeds a prorated portion of the actual amount of bonuses payable to Business Employees in respect of the fiscal year in which the Closing occurs (based on actual performance and without regard for any discretionary increases implemented by Acquiror or any of its Affiliates, and such proration being consistent with the methodology for purposes of the calculation of the Closing Year Bonus Amount), Acquiror shall pay Transferor an amount equal to such excess within thirty (30) days following payment of the bonuses in respect of the fiscal year in which Closing occurs. To the extent the Closing Year Bonus Amount falls short of a prorated portion of the amount of Closing Year Bonuses required to be paid to Business  Employees in accordance with this Section 7.03(b) (calculated assuming target performance through the end of the year in which Closing occurs and without regard for any discretionary increases implemented by Acquiror or any of its Affiliates),

Transferor shall pay the Acquiror an amount equal to such shortfall within thirty (30) days following payment of the bonuses in respect of the fiscal year in which Closing occurs; provided that, for the avoidance of doubt, Transferor shall not be obligated to pay Acquiror any additional amount hereunder resulting from any performance of the Transferred Entities in excess of target or any bonuses earned in respect of the period following Closing.

Section 7.04No Third-Party Beneficiaries.  Nothing contained in this Agreement shall, or shall be construed so as to (i) prevent or restrict in any way the right of the Acquiror or any of its Affiliates to terminate, reassign, promote or demote any employee, independent contractor, director or other service provider of a Transferred Entity (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers at any time following the Closing; (ii) constitute an amendment or modification of any Benefit Plan, Acquiror Plan or other compensation or employee benefit plan, policy, program, agreement or other arrangement; (iii) create any third-party rights in any such current or former service provider of the Transferor Group or a Transferred Entity (including any beneficiary or dependent thereof); (iv) create any third-party rights with respect to any labor union, works council or union Contract applicable to the Business or (v) obligate Acquiror or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Acquiror from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

Article VIII.

TAX MATTERS

Section 8.01Certain Tax Return and Other Matters.

(a)Transferor shall be entitled to prepare (or cause to be prepared) all Pre-Closing Flow-Thru Tax Returns for taxable periods of the Transferred Entities that end on or before or include the Closing Date, whether filed before, on or after the Closing Date (each such Tax Return that Transferor is entitled to prepare, a “Transferor Tax Return”).  Any such Transferor Tax Return shall be prepared in a manner consistent with this Article VIII and the most recent past practices of the Transferred Entities except as otherwise required by Law or as provided herein, and the Transferred Entities and Acquiror will cooperate with Transferor with respect to the preparation and filing of any such Tax Return.  In addition, all Transferor Tax Returns shall be provided to Acquiror for its review, comment and approval (not to be unreasonably withheld, conditioned or delayed) at least twenty (20) days prior to the deadline (taking into account applicable extensions) for filing such Tax Return.  Acquiror shall timely prepare and file (or cause to be timely prepared and filed) any Tax Returns of the Transferred Entities that Transferor does not prepare pursuant to this Section 8.01(a) (“Acquiror Tax Returns”).  Any Acquiror Tax Returns that pertain to Pre-Closing Tax Periods shall be prepared by the Acquiror in a manner consistent with the most recent past practices (as of the Closing Date) of the applicable Transferred Entity, except as otherwise required by Law or as provided herein.  In addition, any Acquiror Tax Returns implicating Tax liabilities for which Transferor or its Affiliates are responsible under this Agreement or that pertain to Pre-Closing Tax Periods shall be provided to Transferor for its review and approval (not to be unreasonably withheld, conditioned or delayed) at least twenty (20) days prior to the deadline (taking into account applicable extensions) for filing such Tax Return.  To the extent supported at a “more likely than not” or higher level of comfort, any Transaction Deductions shall be reported as attributable to taxable periods (or portions thereof) ending on or before the Closing Date (and, with respect to any Pre-Closing Flow-Thru Tax Returns, as allocable to Transferor or its direct or indirect owners).  Except as otherwise directed by Transferor, to the extent available under applicable Law, the election provided for in Revenue Procedure 2011-29 (and any similar election available under provisions of applicable Law) shall be made by any applicable Transferred Entity with respect to any fees, expenses or amounts incurred in connection with the Transaction.  For purposes of making allocations with respect to taxable periods (or portions thereof) ending on or around the Closing Date, the parties hereto agree that, except as otherwise provided herein, the Transferred Entities shall make such allocations on a “closing of the books” basis as of the close of business on the Closing Date to the extent permitted by applicable Law.

(b)Notwithstanding anything to the contrary in this Agreement or otherwise, Transferor and its Affiliates (other than the Transferred Entities) shall be responsible for preparing and filing all Transferor Tax Filings, and Transferor shall have sole and absolute discretion regarding the preparation, filing and content of such Tax Returns and the conduct and resolution of any Tax audit, examination or other proceeding with respect thereto.

(c)With respect to any matter that could reasonably be expected to result in a material Tax liability of Transferor (including as a result of any indemnification obligation under the terms of this Agreement), without Transferor’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), Acquiror and the Transferred Entities shall not (and shall not permit any of their respective Affiliates to), (i) file, re-file, supplement or amend any Tax Return with respect to any Transferred Entity or the Business for any taxable period ending on or before or including the Closing Date; (ii) enter into any voluntary disclosure program, Tax amnesty program or similar Tax program; (iii) waive or agree to extend the statute of limitations with respect to the assessment of any Tax pertaining to a taxable period of the Transferred Entities ending on or before or including the Closing Date; or (iv) make any material Tax election or take any other material Tax position with respect to the Transferred Entities or the Business that would have effect in any taxable period ending on or before or including the Closing Date, except in the case of items (i) through (iv) unless the specific action that is prohibited by this Section 8.01(c) is required by applicable Law or Tax filing requirements.  In case Transferor fails to object to a consent request in accordance with this Section 8.01(c) within five (5) Business Days, consent shall be deemed granted.

(d)Within one hundred and twenty (120) days after the Closing, Acquiror shall deliver to Transferor a reasonable allocation of value among the assets acquired (or deemed acquired) for U.S. federal income tax purposes (the “Allocation”), which Allocation shall be determined consistent with the terms of this Agreement and the requirements of the Code and Treasury Regulations promulgated thereunder and which shall be consistent with Exhibit D.  Transferor shall have thirty (30) days to review the proposed Allocation following Acquiror’s delivery thereof and shall notify Acquiror of any comments and/or disputed allocations with respect to the Allocation prior to the conclusion of such thirty (30) day period.  Transferor and Acquiror shall negotiate in good faith to agree upon the Allocation if there are any disputes.  If Transferor and Acquiror are not able to reach agreement regarding the Allocation after an additional thirty (30)

days following the provision of any comments and/or disputed allocations by Transferor, then any remaining matters in dispute shall be referred to the Independent Auditor (or if the Independent Auditor is not available, to another firm acceptable to Acquiror and Transferor, acting reasonably) for prompt resolution.  The parties hereto agree to (and to cause their Affiliates to) report the Transaction in a manner consistent with the Allocation (as agreed by Acquiror and Transferor, or as determined by the Independent Auditor) for U.S. federal income tax purposes.

(e)For the avoidance of doubt, notwithstanding anything else in this Agreement, in no event will any withholding Taxes or Taxes imposed on the basis of income, profits or gains in connection with the payment of the Closing Date Payment, the First Post-Closing Payment or the Final Post-Closing Payment (including for this purpose any amounts which are directed to be paid to the Commercial Counterparties in connection with this Agreement) result in any reduction in amounts payable to any Transferor Indemnified Party or any increase in amounts payable to Acquiror or any other Acquiror Indemnified Party (and in no event will any such Taxes be taken into account as a liability in the calculation of the Closing Date Payment, or constitute Transfer Taxes, Transferor Group Tax Liabilities, or otherwise be subject to indemnification in favor of the Acquiror Indemnified Parties under this Agreement).

Section 8.02Certain Tax Matters.

(a)Acquiror, the Transferred Entities and Transferor shall cooperate, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns and the conduct of any Tax audit, examination or other proceeding relating to the Transferred Entities, the Business or the Transaction.  Such cooperation shall include the provision of records and information required for the other parties to complete their tax reporting responsibilities and to conduct Tax proceedings. The parties agree to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder to the extent reasonably requested by another party.  Following the Closing, Acquiror shall retain all books and records with respect to Tax matters pertinent to the Transferred Entities relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) of the applicable taxable period, and to abide by all record retention agreements entered into with any taxing authority.  Notwithstanding the foregoing or anything else in this Agreement, in no event will Acquiror (or any of its Affiliates) after the Closing have any right to review or access Transferor Tax Filings.

(b)For purposes of allocating Tax liabilities and Tax assets with respect to any Straddle Period for purposes of this Agreement, the portion of any Tax that is allocable to the portion of such Tax period ending on the Closing Date shall be (i) in the case of any property or other similar Taxes assessed on a periodic basis, determined by allocating such Taxes on a per diem basis, and (ii) in the case of all other Taxes, determined as though the Tax period of the Transferred Entities terminated as of the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on a periodic basis shall be allocated on a per diem basis, unless such allocation is not permitted by applicable Law.

Section 8.03Transfer Taxes.  All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer or gain Taxes) and fees incurred in connection with the transfer of the Transferred Equity Interests pursuant to this Agreement (“Transfer Taxes”) shall be borne and timely paid by Transferor (and Transferor shall indemnify and hold harmless Acquiror and its Affiliates from any Transfer Taxes).  Transferor hereby agrees to file in a timely manner all necessary documents (including all Tax Returns) with respect to all such amounts for which Transferor is so liable.  Transferor shall provide Acquiror with evidence reasonably satisfactory to Acquiror that such Transfer Taxes have been duly paid and such Tax Returns have been duly filed by Transferor.

Section 8.04Intended Tax Treatment.  For U.S. federal income tax purposes (and applicable state and local income tax purposes in jurisdictions that conform to the U.S. federal income tax treatment), the parties intend that:  (a) Endeavor Parent, LLC (the entity from which Transferor is disregarded as separate for U.S. federal income tax purposes) shall be treated as the owner of the Transferred Entities until the Closing and (b) the acquisition pursuant to Section 2.01 shall be treated as a taxable acquisition of the assets of the Company (which is treated as a “disregarded entity” for US federal income tax purposes) from Endeavor Parent, LLC.  The parties agree to (and to cause their Affiliates to) file any U.S. federal income Tax Returns (including, for the avoidance of doubt, any applicable IRS Form 8594, which shall identify WME IMG, LLC (an entity disregarded as separate from Endeavor Parent, LLC for U.S. federal income tax purposes) as the party to the applicable Transfer) reporting the transactions contemplated hereby in a manner consistent with the foregoing intended tax treatment; provided, however, that nothing contained herein shall be construed so as to prevent Acquiror, Transferor, the Company or their respective Affiliates from settling, or require any of them to litigate, any proposed deficiency or adjustment initiated by any Governmental Authority challenging the foregoing intended tax treatment after making good faith efforts to defend such intended tax treatment.

Section 8.05Tax Contests.  To the extent Acquiror or any Transferred Entity (or any of their respective Affiliates) receives written notice from any taxing authority of any proposed audit, assessment, examination, claim or other controversy or proceeding involving Taxes or Tax Returns with respect to the Transferred Entities in respect of any Pre-Closing Tax Period or that could give rise to any Tax liability for which Transferor or any of its Affiliates or direct or indirect owners could reasonably be expected to be responsible for associated Losses (including as a result of any indemnification obligation under the terms of this Agreement) or that could affect amounts payable to Transferor under this Agreement, Acquiror shall promptly notify Transferor thereof in writing (any such claim or proceeding, a “Tax Contest”).  Transferor shall be entitled to control any Tax Contest, at Transferor’s sole cost and expense, and Acquiror shall take all actions reasonably necessary to enable Transferor to exercise its control rights as set forth in this Section 8.05; provided, that Transferor shall keep Acquiror reasonably informed with respect to the conduct of any Tax Contest of the Transferred Entities that it controls, Acquiror shall be entitled to reasonable participation rights in respect of any such Tax Contest (which participation shall be undertaken at Acquiror’s own expense), and Transferor shall not settle, compromise or otherwise resolve (or take any action that would resolve the allocation of liability for) any such Tax Contest that it controls without the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed).  Acquiror shall control any Tax Contest of a Transferred Entity that Transferor does not control pursuant to this Section 8.05, provided that Acquiror shall keep Transferor reasonably informed with respect to the conduct of any Tax Contest that Acquiror controls, Transferor shall be entitled to reasonable participation rights in respect of such Tax Contest (which participation shall be undertaken at Transferor’s own expense), and Acquiror shall not (and shall cause its Affiliates not to) settle, compromise or otherwise resolve (or take any action that would resolve the allocation of liability for) any Tax Contest that could adversely impact Transferor or any of its Affiliates without the prior written consent of Transferor (not to be unreasonably withheld, conditioned or delayed).  For the avoidance of doubt, Acquiror and Transferor agree (on behalf of themselves and all of their Affiliates (including, with respect to Acquiror and the Transferred Entities for periods after the Closing)) that (i) all contractual indemnification or reimbursement obligations, if any, requiring Transferor (or any of its Affiliates or direct or indirect equity holders) to indemnify or reimburse any Transferred Entity with respect to any Tax shall be void and of no further force or effect as of the Closing and (ii) the indemnification or reimbursement obligations set forth in clause (i) shall include any such obligation included in an operating agreement of a Transferred Entity (provided, that this sentence shall not modify the obligations of any person pursuant to the express terms of this Agreement).  For the avoidance of doubt, this Article VIII, and not Section 10.05 or Section 6.05, shall govern the control and conduct of Tax Contests and Tax-related proceedings (excluding proceedings in which Taxes only represent ancillary Losses incurred in connection with a non-Tax claim).

Section 8.06Tax Refunds.  Any Tax refunds (or credits in lieu thereof) of the Transferred Entities that are attributable to Pre-Closing Tax Periods and any Tax refunds that are refunds of Taxes that constitute Transferor Group Tax Liabilities shall be for the benefit of Transferor.  To the extent Acquiror, any Transferred Entity or their Affiliates receive or obtain the benefit of any such refund or credit after the Closing, Acquiror shall pay the amount of such refund (or credit) to Transferor within twenty (20) Business Days of receipt thereof by Acquiror or its Affiliate (or, with respect to any applicable credit, within twenty (20) Business Days of the due date for filing the Tax Return for the taxable period in which such credit was generated), by wire transfer of immediately available funds to the account(s) designated by Transferor.  Tax refunds and credits that are attributable to Straddle Periods shall be allocated in a manner consistent with the principles of Section 8.02(b), with any net overpayment of Tax as of the close of business on the Closing Date considered a Tax refund that is actually received by the applicable Transferred Entity on the date the Tax Return for the relevant Tax period is required to be filed (taking into account extensions obtained).  The amounts payable to Transferor under this Section 8.06 shall be net of reasonable out of pocket costs and fees, expenses or Taxes incurred by Acquiror or its Affiliates (including the Transferred Entities) in connection with receiving the applicable refund.

Section 8.07Certain Additional Matters.

(a)With respect to any “dual consolidated loss” generated during a Pre-Closing Tax Period by a “combined separate unit” (in each case, within the meaning of Section 1503(d) of the Code and the Treasury Regulations thereunder) comprised in part of one or more of the Transferred Entities, Acquiror shall (and shall cause its Affiliates to) use reasonable efforts to cause there to be no foreign use (as defined in Section 1.1503(d)-3(a) of the Treasury Regulations), unless otherwise required by applicable Law, or other triggering event with respect to such dual consolidated losses and shall use reasonable best efforts to provide Transferor with the information necessary to comply with the annual certification requirements of Section 1.1503(d)-6(g) of the Treasury Regulations for the remainder of the “certification period” (as defined in Section 1.1503(d)-1(b)(20) of the Treasury Regulations) with respect to such dual consolidated loss as required to avoid a “triggering event” requiring recapture of such dual consolidated loss.  Transferor shall reimburse any reasonable out-of-pocket costs and expenses incurred by Acquiror in connection with the covenant obligations set forth in this Section 8.07(a) (provided, that in no event shall Acquiror incur greater than fifty thousand dollars ($50,000) of such costs and expenses without the prior consent of Transferor).

(b)The parties agree that no payment shall be treated as having been made to the Acquiror under the principles of James M. Pierce Corp. v. Commissioner, 326 F.2d 67  (8th Cir. 1964) or Rev. Rul. 71-450.

(c)In no event will any Acquiror Indemnified Party be entitled to make any indemnification claim in respect of (i) contingent liabilities in respect of Taxes, or (ii) Taxes attributable to a third party claim in respect of Taxes prior to the time that a Governmental Authority has issued a proposed adjustment, deficiency or other claim with respect to such Taxes or initiated an audit or other Tax proceeding with respect to such Taxes.

Article IX.

CONDITIONS TO CLOSING

Section 9.01Conditions to Obligations of Transferor, OB Party and the Company.  The obligations of Transferor, OB Party and the Company to consummate the Transaction shall be subject to the fulfillment or written waiver by Transferor and OB Party, at or prior to the Closing, of each of the following conditions:

(a)Representations, Warranties and Covenants.

(i)The representations and warranties of Acquiror contained in this Agreement (other than the Fundamental Representations and Warranties of Transferor) (without giving effect to any materiality or other similar qualification contained therein) shall be true and correct as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, a Material Adverse Effect on the ability of Acquiror to consummate the Transaction;

(ii)The Fundamental Representations and Warranties of Acquiror shall be true and correct in all but de minimis respects as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of such date); and

(iii)The covenants and agreements contained in this Agreement to be complied with by Acquiror on or before the Closing shall have been complied with in all material respects.

(b)Regulatory.  All approvals of any Governmental Authority or Gaming Regulatory Authority set forth in Section 9.01(b) of the Disclosure Letter shall have been obtained or deemed to have been obtained under such applicable Laws (the “Regulatory Approvals”).

(c)No Order.  No Governmental Authority shall have issued any Governmental Order that has the effect of making the Transaction illegal or otherwise restraining or prohibiting the consummation of the Transaction.

Without limiting Article X, any condition specified in this Section 9.01 that shall not have been satisfied or waived at or prior to the Closing shall be deemed to have been waived by Transferor and OB Party if the Closing occurs, notwithstanding the failure of such condition to have been satisfied or waived in writing.

Section 9.02Conditions to Obligations of Acquiror.  The obligations of Acquiror to consummate the Transaction shall be subject to the fulfillment or written waiver by Acquiror, at or prior to the Closing, of each of the following conditions:

(a)Representations, Warranties and Covenants.

(i)The representations and warranties of Transferor and OB Party in this Agreement (other than the Fundamental Representations and Warranties of Transferor and OB Party) (without giving effect to any materiality, Material Adverse Effect or other similar qualification contained therein) shall be true and correct as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect;

(ii)The Fundamental Representations and Warranties of Transferor and OB Party shall be true and correct in all but de minimis respects as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all but de minimis respects as of such date); and

(iii)The covenants and agreements contained in this Agreement to be complied with by Transferor, OB Party and the Company at or before the Closing shall have been complied with in all material respects.

(b)Regulatory.  All Regulatory Approvals shall have been obtained or deemed to have been obtained under such applicable Laws without the imposition of any Unacceptable Condition.

(c)No Order.  No Governmental Authority shall have issued any Governmental Order that has the effect of making the Transaction illegal or otherwise restraining or prohibiting the consummation of the Transaction.

(d)Specified Third-Party Consent.  The Specified Third-Party Consent set forth on Section 9.02(d) of the Disclosure Letter shall have been obtained.

(e)Further Pre-Closing Measures.  The conditions set forth on Exhibit I shall have been fulfilled in accordance with the requirements set forth on Exhibit I.

(f)Pre-Closing Restructuring.  The Pre-Closing Restructuring shall have been properly consummated in accordance with this Agreement, other than in de minimis respects, and in accordance with the Governing Documents of Transferor, each Transferred Entity involved, and each other entity involved.

(g)OB Transaction.  The OB Transaction shall have been properly consummated in accordance with this Agreement, other than in de minimis respects, and in accordance with the Governing Documents of Transferor, each Transferred Entity involved, and each other entity involved.

(h)OB Follow-On Transfer.  OB Buyer shall have properly transferred the Company Equity Interests to OB Party in accordance with the Governing Documents of OB Buyer and OB Party.

(i)No Material Adverse Effect.  No Material Adverse Effect shall have occurred.

Without limiting Article X, any condition specified in this Section 9.02 that shall not have been satisfied or waived by Acquiror at or prior to the Closing shall be deemed to have been waived by Acquiror if the Closing occurs, notwithstanding the failure of such condition to have been satisfied or waived in writing.

Section 9.03Frustration of Conditions.  None of Transferor, OB Party, the Company nor Acquiror may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of Transferor, OB Party or the Company, on the one hand, or Acquiror, on the other hand, respectively, to (a) use reasonable best efforts to consummate the Transaction and (b) otherwise comply with its obligations under this Agreement.

Article X.

SURVIVAL AND INDEMNIFICATION

Section 10.01Survival.

(a)None of the representations and warranties set forth in this Agreement or in any certificate delivered in connection herewith shall survive the Closing and no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy may be brought after the Closing with respect thereto, and no member of the Transferor Group, nor any of their respective officers, directors, employees, agents, representatives or Affiliates (collectively, the “Transferor Related Parties”), or OB Party, nor any of its officers, directors, employees, agents, representatives or Affiliates (collectively, the “OB Related Parties”), shall have any liability in respect thereof, regardless of whether such liability accrued prior to, on or after the Closing; provided, however, that the Fundamental Representations and Warranties shall survive the Closing and remain in full force and effect until 11:59 p.m. Eastern Standard Time on the date that is four (4) years following the Closing Date (the “Survival Date”); provided, further, that the foregoing shall not limit Transferor’s, OB Party’s or Acquiror’s liability for Fraud.  With respect to any claims in relation to a breach of any Fundamental Representation and Warranty of Transferor or OB Party, it shall be at the sole discretion of Acquiror to make a claim for indemnification with respect to such breach pursuant to this Article X prior to the Survival Date or to pursue a claim under the R&W Insurance Policy.

(b)Each covenant and obligation contained in this Agreement that is required by its terms to be performed at or prior to the Closing shall terminate as of the Closing.  Each covenant and obligation contained in this Agreement that is required by its terms to be performed following the Closing shall survive the Closing in accordance with the term of its performance and then shall be terminated (a “Surviving Covenant”).  The covenants set forth in Section 10.02(a)(v) and Section 10.03(c) shall survive the Closing until expiry of a period of 60 Business Days following the expiration of the applicable statute of limitations for the assessment or collection of the relevant Taxes under applicable Law and shall thereafter terminate (provided, that the indemnification obligations set forth in Section 10.02(a)(v) in respect of [***] shall survive until [***] and shall thereafter terminate).  The indemnification obligations of Transferor set forth in Section 10.02(a)(ii) shall survive until the first (1st) anniversary of the Closing Date and shall thereafter terminate.  (i) The indemnification obligations of Transferor set forth in Section 10.02(a) (other than and Section 10.02(a)(i), Section 10.02(a)(ii), Section 10.02(a)(iii) and Section 10.02(a)(v)), and (ii) the indemnification obligations of Acquiror set forth in Section 10.03 (other than Section 10.03(a) and Section 10.03(c)), shall survive the Closing indefinitely.

Section 10.02Indemnification by Transferor and OB Party.

(a)Subject to the provisions of this Article X, effective as of and after the Closing, Transferor shall indemnify, defend and hold harmless Acquiror and its Affiliates (including, following the Closing, the Transferred Entities) (collectively, the “Acquiror Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Acquiror Indemnified Parties to the extent resulting from or arising out of:  (i) any breach or failure of any of the Fundamental Representations and Warranties of Transferor to be true and correct; (ii) any breach by Transferor or OB Party of Section 5.01, (iii) any breach of any Surviving Covenant of Transferor; (iv) the OB Transaction, the Pre-Closing Restructuring, the transfer of the Company Equity Interests to OB Party and/or the matter set forth on Section 10.02(a)(iv) of the Disclosure Letter, (v) Transferor Group Tax Liabilities, (vi) any Excluded Liability arising as a result of the consummation of the Transaction, (vii) the matters set forth on Exhibit J and (viii) the consummation of the Intercompany Settlements as required by Section 5.08(c).

(b)Notwithstanding anything herein to the contrary, Transferor shall not have any indemnification obligation pursuant to this Section 10.02(a) with respect to and to the extent to which a specific indebtedness item, liability, reserve or other amount was actually included and actually taken into account in the determination of the Final Closing Date Payment (including a component thereof), provided that Transferor shall remain liable hereunder to the extent such specific indebtedness item, liability, reserve or other amount exceeds the amount that was actually included and actually taken into account in the determination of the Final Closing Date Payment.

(c)Subject to the provisions of this Article X, effective as of and after the Closing, OB Party shall indemnify, defend and hold harmless the Acquiror Indemnified Parties, from and against any and all Losses incurred or suffered by any of the Acquiror Indemnified Parties to the extent resulting from or arising out of: (i) any breach or failure of any of the Fundamental Representations and Warranties of OB Party to be true and correct and (ii) any breach of any Surviving Covenant of OB Party; provided, that OB Party shall not have any indemnification obligation hereunder with respect to and to the extent to which a specific indebtedness item, liability, reserve or other amount was actually included and actually taken into account in the determination of the Final Closing Date Payment  (including a component thereof).

(d)The aggregate indemnification obligations of Transferor and OB Party pursuant to Section 10.02(a) and Section 10.02(c) (other than Transferor’s obligations in respect of the payment of the Purchase Price in accordance with the terms of Section 2.03) shall be capped at [***].

Section 10.03Indemnification by Acquiror.  Subject to the provisions of this Article X, effective as of and after the Closing, Acquiror shall indemnify, defend and hold harmless Transferor and its Affiliates (collectively, the “Transferor Indemnified Parties”) from and against any and all Losses incurred or suffered by any of the Transferor Indemnified Parties to the extent resulting from or arising out of:  (a) any breach or failure of any of the Fundamental Representations and Warranties of Acquiror to be true and correct, (b) any breach of any Surviving Covenant of Acquiror, (c) Acquiror Group Tax Liabilities and (d) any Transferred Liability arising as a result of the consummation of the Transaction and not satisfied by the Transferred Entities.  The indemnification obligations of Acquiror pursuant to this Section 10.03 shall be capped at [***].

Section 10.04Materiality Scrape.  Any qualifications or limitations as to materiality, material or similar qualifiers in the Fundamental Representations and Warranties in this Agreement shall be disregarded for purposes of determining whether a breach of any of such Fundamental Representations and Warranties has occurred and for purposes of calculating the amount of Loss.

Section 10.05Procedures.

(a)Any Person entitled to be indemnified under this Article X (the “Indemnified Party”) shall promptly give written notice to the party hereto from whom indemnification may be sought (the “Indemnifying Party”) of any pending or threatened Action against the Indemnified Party of which the Indemnified Party becomes aware that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Action (a “Third-Party Claim”), indicating, with reasonable specificity, the nature of such Third-Party Claim, the basis therefor, a copy of any material documentation received from the third party, the amount and calculation of the Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X.  A failure by the Indemnified Party to give notice of a Third-Party Claim pursuant to this Section 10.05(a) or to tender the defense of the Third-Party Claim pursuant to Section 10.05(b) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby.

(b)With respect to any Third-Party Claim, the Indemnifying Party under this Article X shall have the right, but not the obligation, to assume the control and defense, at its own expense and by counsel of its own choosing (who shall be reasonably acceptable to the Indemnified Party), of such Third-Party Claim and any Third-Party Claims related to the same set of facts by providing written notice to the Indemnified Party as soon as reasonably possible, but in any event within thirty (30) days of receiving notice of the Third-Party Claim pursuant to Section 10.05(a); provided that (A) subject to and in accordance with the other provisions of this Section 10.05, the Indemnifying Party shall only be entitled to assume the control and defense of such Third-Party Claim if it agrees to be responsible for and indemnify and hold harmless the Indemnified Party from the Third Party Claims, and (B) the Indemnifying Party shall not be entitled to assume the control and defense of such Third-Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if:  (i) such Third-Party Claim relates to, or arises in connection with, a criminal Action; (ii) a conflict of interest exists between the applicable Indemnified Party and the Indemnifying Party with respect to the defense of such Third-Party Claim (including if there are specific defenses available to the Indemnified Party or any of its Affiliates that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnifying Party); (iii) upon petition by the Indemnified Party, an appropriate court of competent jurisdiction rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third-Party Claim; or (iv) the Third-Party Claim seeks an order, injunction or other equitable relief or relief for other than monetary damages against the Indemnified Party (or, in case of Acquiror being the Indemnified Party, any of its Affiliates, including the Transferred Entities).

(c)If the Indemnifying Party so undertakes to control and defend any such Third-Party Claim pursuant to Section 10.05(b), (i) the Indemnified Party shall, at the Indemnifying Party’s cost and expense, reasonably cooperate with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third-Party Claim and (ii) the Indemnifying Party shall keep the Indemnified Party timely appraised of any material developments (including all proposed settlement offers) with respect to such Third-Party Claim and the Indemnified Party shall be entitled to receive copies of, and a reasonable opportunity to provide comments to, all pleadings, notices and communications with respect to such Third-Party Claim the Indemnified Party reasonably requests, and the Indemnifying Party shall consider in good faith any such comments or recommendations made by the Indemnified Party with respect thereto; provided, however, that the Indemnifying Party shall not settle any such Third-Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement (A) does not involve any non-monetary relief against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party or any of its Affiliates, (B) expressly and unconditionally releases the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third-Party Claim and (C) any monetary damages are borne solely by the Indemnifying Party and, in such case, the Indemnifying Party shall notify the Indemnified Party in writing prior to effecting any settlement and shall make available a copy of the settlement agreement for the Indemnified Party’s review prior to execution thereof.  Subject to the foregoing, if the Indemnifying Party so undertakes to control and defend any such Third-Party Claim, the Indemnified Party shall have the right to participate in, but not control, the defense of such Action at its own cost and expense, and to employ separate legal counsel, which legal counsel shall cooperate with the Indemnifying Party and its legal counsel.

(d)In the event the Indemnifying Party does not elect, or is not permitted, to assume control of the defense of a Third-Party Claim pursuant to Section 10.05(c), then the Indemnified Party shall have the right to assume the control and defense (the reasonable costs and expense of which will be borne by the Indemnifying Party) of such Third-Party Claim at its sole discretion with counsel of its own choosing.  In such case, (i) the Indemnifying Party shall reasonably cooperate with the Indemnified Party and its counsel in the defense against, and settlement of, any such Third-Party Claim and (ii) the Indemnified Party shall keep the Indemnifying Party timely appraised of any material developments (including all proposed settlement offers) with respect to such Third-Party Claim and the Indemnifying Party shall be entitled to receive copies of such pleadings, notices and communications with respect to any Third-Party Claim as the Indemnifying Party may reasonably request; provided however, that the Indemnified Party may not settle any Third-Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).  If the Indemnifying Party does not assume the control and defense of a Third-Party Claim, it shall nevertheless be entitled to participate in, but not control, the defense of such Action at its own cost and expense and to employ separate legal counsel at its own cost and expense, and the Indemnifying Party shall keep the Indemnified Party reasonably advised of the status of such Third-Party Claim and the defense thereof and shall consider in good faith recommendations made by the Indemnified Party with respect thereto.  For the avoidance of doubt, Article VIII, and not this Section 10.05, shall govern the control and conduct of Tax Contests and Tax-related proceedings (excluding proceedings in which Taxes only represent ancillary Losses incurred in connection with a non-Tax claim that is otherwise described in this Section 10.05).

(e)In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article X that does not involve a Third-Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such claim, the basis therefor and the amount and calculation of the Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X.  A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 10.05(e) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby.  If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 12.11(a).

(f)Subject to the provisions of this Section 10.05, Acquiror and the Transferred Entities shall be permitted to take reasonable provisional measures to the extent necessary to defend Acquiror, the Transferred Entities and/or the Business against Third-Party Claims.

Section 10.06Mitigation; Recoveries.

(a)Each of the parties hereto agrees to use, and to cause its Affiliates to use, commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder (and the reasonable and documented costs and expenses of such mitigation shall be indemnifiable Losses hereunder).  No Indemnified Party shall be entitled to be indemnified, paid or reimbursed more than once for the same Loss.  Any Losses will be calculated net of insurance proceeds or other indemnification payments actually received (net of the cost of recovery, including any increases to any insurance premiums or similar fees) by the Indemnified

Party on account of the Loss being claimed hereunder (provided that Acquiror shall not be obliged to pursue any claims under the R&W Insurance Policy with respect to indemnified matters and Losses pursuant to this Article X).  In the event that any Indemnified Party actually receives any insurance proceeds or indemnification payments subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds or indemnification payments relate, appropriate refunds (net of the cost of recovery, including any increases to any insurance premiums or similar fees), not to exceed the amount of the applicable indemnification payments against which such refunds are provided pursuant to this sentence, shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment previously received hereunder by such Indemnified Party.

(b)If any deduction or withholding is required under applicable Law from any indemnification payment required to be made to an Acquiror Indemnified Party or a Transferor Indemnified Party (the Acquiror Indemnified Parties and the Transferor Indemnified Parties, as applicable, the “Indemnified Parties”) under this Article X, then the amount payable by the indemnifying party shall be increased as necessary so that after such deduction or withholding has been made, the Indemnified Parties are put in the same economic position they would have been in had no such deduction or withholding been applicable (for the avoidance of doubt, taking into account any Tax benefit to the Indemnified Parties realized in connection with such deduction or withholding).  To the extent that the receipt of any indemnification payment required to be made by a party under this Article X is subject to taxation in the hands of the Indemnified Parties, then the amount of Losses subject to indemnification under this Article X shall include amounts in respect of such Taxes as and to the extent necessary to put the Indemnified Parties in the same economic position they would have been in had the Losses subject to indemnification not been incurred (for the avoidance of doubt, taking into account any Tax benefit to the Indemnified Parties realized in connection with such Losses).  To the extent that any Indemnified Party realizes a Tax benefit after the payment of an indemnity claim under this Article X that would have resulted in an adjustment to the amount of such indemnity claim had it been realized prior to the indemnity claim, an appropriate refund payment shall be made among the relevant parties.  The Parties each agree to (and to cause their Affiliates to) reasonably cooperate to minimize Taxes incurred in connection with this Agreement.

Section 10.07Independent Investigation.  Acquiror acknowledges that it has conducted its own independent investigation, review and analysis of the Business and the Transferred Entities, which investigation, review and analysis was done by Acquiror and its Affiliates and representatives.  Acquiror has had an opportunity to discuss the management, operations and finances of the Business with Transferor and certain of the Transferred Entities’ officers, directors, employees, agents, representatives and Affiliates.  Acquiror acknowledges that it and its representatives have been provided adequate access to certain personnel and records of the Business and the Transferred Entities for such purpose.  In making its decision to execute and deliver this Agreement, to consummate the Transaction, and to accept the Transferred Equity Interests at Closing, Acquiror has relied solely upon the aforementioned investigation, review and analysis, the specific representations and warranties of Transferor set forth in Article III (as modified by the Disclosure Letter) or in any Ancillary Agreement, and the covenants and indemnities set forth in this Agreement, and not on any other express or implied representations, warranties or opinions of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Transferor, any Transferred Entity or their respective representatives (except the specific representations and warranties of Transferor set forth in Article III as modified by the Disclosure Letter or in any Ancillary Agreement).

Section 10.08No Outside Reliance.

(a)Acquiror acknowledges and agrees that neither Transferor, OB Party nor the Company, or any of their respective directors, officers, employees, members, partners, agents, representatives or Affiliates (or any of such Affiliates’ directors, officers, employees, members, partners, agents or representatives), has made, nor is making, any representation or warranty whatsoever, express or implied (and neither Acquiror nor any of its Affiliates or their respective directors, officers, employees, stockholders, partners, members, agents or representatives) has relied on any representation, warranty or statement of any kind by any member of the Transferor Group or OB Party, beyond those expressly set forth in Article III of this Agreement (as modified by the Disclosure Letter), in the certificate delivered at Closing pursuant to Section 2.04(b)(vi) of this Agreement or in any Ancillary Agreement.  Without limiting the generality of the foregoing, in each case except as expressly set forth in Article III of this Agreement (as modified by the Disclosure Letter), in the certificate delivered at Closing pursuant to Section 2.04(b)(vi) of this Agreement or in any Ancillary Agreement, (i) it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Acquiror or any of its Affiliates, agents or representatives) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Transferor, OB Party, the Company or any of their respective directors, officers, employees, partners, members, agents, representatives or Affiliates (or any of such Affiliates’ directors, officers, employees, members, partners, agents or representatives) and (ii) no representation or warranty is made as to the accuracy or completeness of any of the foregoing or the omission of any material information, whether express or implied.  Acquiror understands and agrees that any inventory, equipment, assets, properties and business of the Business are furnished “as is,” “where is” and subject to the representations and warranties contained in Article III (as modified by the Disclosure Letter), and in the certificate delivered at Closing pursuant to Section 2.04(b)(vi) of this Agreement with all faults and without any other representation or warranty of any nature whatsoever.  For the avoidance of doubt, the foregoing shall not limit any rights and remedies in the event of Fraud.

(b)Each of Transferor and OB Party acknowledges and agrees that Acquiror, its Affiliates and its and its Affiliates’ respective directors, officers, employees, members, partners, agents and representatives or Affiliates have not made, nor are making, any representation or warranty whatsoever, express or implied, and each of Transferor and OB Party has not relied on any representation, warranty or statement of any kind by Acquiror, its Affiliates or its and its Affiliates’ respective directors, officers, employees, members, partners, agents and representatives, beyond those expressly given in Article IV of this Agreement, in the certificate delivered at Closing pursuant to Section 2.04(a)(iii) or in any Ancillary Agreement.  Without limiting the generality of the foregoing, it is understood that no representation or warranty is made as to the accuracy or completeness of any of the foregoing or the omission of any material information, whether express or implied, except as may be expressly set forth in Article IV of this Agreement, in the certificate delivered at Closing pursuant to Section 2.04(a)(iii) or in any

Ancillary Agreement.  For the avoidance of doubt, the foregoing shall not limit any rights and remedies in the event of Fraud.

Section 10.09Exclusive Remedy.

(a)Except (i) for any specific enforcement or other equitable remedy to which Acquiror may be entitled pursuant to Section 12.12, (ii) with respect to any Shared Actions (which shall be governed by Section 6.04(b)), (iii) with respect to any adjustments pursuant to Section 2.03 (which shall be governed by Section 2.03), and (iv) as specifically set forth in this Agreement, Acquiror, on behalf of itself and each of the other Acquiror Indemnified Parties under Section 10.02, agrees that its sole and exclusive remedy after the Closing with respect to (x) any and all claims arising from (A) any breach or failure of any of the Fundamental Representations and Warranties of Transferor or OB Party to be true and correct, (B) any breach of Section 5.01, (C) any breach of any Surviving Covenant of Transferor or OB Party, (D) the OB Transaction, the Pre-Closing Restructuring and/or the matter set forth on Section 10.02(a)(iv) of the Disclosure Letter, (E) Transferor Group Tax Liabilities, (F) any Excluded Liability arising as a result of the consummation of the Transaction, (G) the matters set forth on Exhibit J or (H) the Intercompany Settlements, and (y) any other claims arising after the Closing under, out of or relating to this Agreement and the Transaction (other than in respect of the Ancillary Agreements and the obligations of the parties thereunder) shall be pursuant to the indemnification provisions set forth in this Article X, and that no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all such other remedies, entitlements and recourse are expressly waived and released by Acquiror to the fullest extent permitted by applicable Law.

(b)Except (i) for any specific enforcement remedy to which Transferor may be entitled pursuant to Section 12.12, (ii) with respect to any Transferor Guarantees (which shall be governed by Section 6.01(b)), (iii) with respect to any Shared Actions (which shall be governed by Section 6.04(b)) and (iv) as specifically set forth in this Agreement, Transferor, on behalf of itself and each of the other Transferor Indemnified Parties under Section 10.03, agrees that its sole and exclusive remedy after the Closing with respect to (x) any and all claims arising from (A) any breach or failure of any of the Fundamental Representations and Warranties of Acquiror to be true and correct, (B) any breach of any Surviving Covenant of Acquiror, (C) Acquiror Group Tax Liabilities or (D) any Transferred Liability arising as a result of the consummation of the Transaction, and (y) any other claims arising after the Closing under, out of or relating to this Agreement and the Transaction (other than in respect of the Ancillary Agreements and the obligations of the parties thereunder) shall be pursuant to the indemnification provisions set forth in this Article X, and that no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all such other remedies, entitlements and recourse are expressly waived and released by Transferor to the fullest extent permitted by applicable Law.

(c)Notwithstanding the foregoing provisions of this Section 10.09, (i) no party hereto shall be deemed to have waived any rights, claims, causes of action or remedies against the other party for Fraud or willful misconduct by or on behalf of such party; and (ii) nothing herein shall limit the remedies, entitlements or recourse of the parties hereto under any Ancillary Agreement.

Section 10.10Acknowledgement.  Acquiror and Transferor acknowledge and agree that:

(a)the parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement;

(b)the provisions of and the limited remedies provided in this Article X were specifically bargained for among the parties and were taken into account by the parties in arriving at the Purchase Price;

(c)the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and the parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction; and

(d)this Agreement shall be deemed to have been jointly and equally drafted by Transferor and Acquiror, the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.

Section 10.11Release.

(a)Acquiror, on behalf of itself and its Affiliates (including, after the Closing, the Transferred Entities) and any of its and their respective agents, successors and permitted assigns (such Persons, including Acquiror, each a “Acquiror Releasing Party”), at the Closing, hereby releases, remises and forever discharges all claims (other than (i) claims under this Agreement or any Ancillary Agreement, (ii) claims under commercial agreements entered into in the Ordinary Course of Business between Acquiror or its Affiliates (including Transferred Entities), on the one hand, and any member of the Transferor Group (excluding the Transferred Entities), OB Party or their respective Affiliates, on the other hand, (iii) claims for Fraud (as defined herein), and (iv) claims against directors, managers, or officers of any Transferred Entity or of any member of the Transferor Group (solely in the event that such person is or becomes employed or engaged by Acquiror or its Affiliates (including the Transferred Entities) following the Closing) concerning violation of Law or willful misconduct or any counterclaims against such Person in respect of any requests for indemnification by such Person) that Acquiror or any of its Affiliates has had, now has or might have in the future against any Transferor Related Party or any OB Related Party arising under, in connection with or in any manner related to the conduct of the Business prior to the Closing (collectively, the “Acquiror Waived Matters”).  Acquiror hereby covenants and agrees that, other than claims under this Agreement or any Ancillary Agreement, it shall not, and it shall cause the other Acquiror Releasing Parties not to, assert any claim in respect of, or institute any Action in any way under, in connection with or in any manner related to, the Acquiror Waived Matters (whether at law or in equity or based on contract, tort, statute or otherwise) against any Transferor Related Party.

(b)Transferor, on behalf of itself and its Affiliates and any of its and their respective agents, successors and permitted assigns (such Persons, including Transferor, each a “Transferor Releasing Party,”), at the Closing, hereby releases, remises and forever discharges all claims (other than (i) claims under this Agreement or any Ancillary Agreement, (ii) claims under the commercial agreements entered into in the Ordinary Course of Business between Acquiror or its Affiliates (including the Transferred Entities), on the one hand, and any member of the Transferor Group (excluding the Transferred Entities) or its Affiliates, on the other hand, as described in Section 6.01(a) of the Disclosure Letter, and (iii) claims for Fraud (as defined herein)) that Transferor or any of its Affiliates has had, now has or might have in the future against Acquiror, any of its Affiliates (including the Transferred Entities), or Acquiror’s or its Affiliates’ officers, directors, employees, agents or representatives (a “Acquiror Related Party” and together with the Transferor Related Parties and the OB Related Parties, each a “Released Party”) arising under, in connection with or in any manner related to the conduct of the Business prior to the Closing (collectively, the “Transferor Waived Matters”).  Transferor hereby covenants and agrees that, other than claims under this Agreement or any Ancillary Agreement, it shall not, and it shall cause the other Transferor Releasing Parties not to, assert any claim in respect of, or institute any Action in any way under, in connection with or in any manner related to, the Transferor Waived Matters (whether at law or in equity or based on contract, tort, statute or otherwise) against any Acquiror Related Party.

(c)OB Party, on behalf of itself and its Affiliates and any of its and their respective agents, successors and permitted assigns (such Persons, including OB Party, each an “OB Releasing Party,” and together with the Acquiror Releasing Parties and the Transferor Releasing Parties, each a “Releasing Party”), at the Closing, hereby releases, remises and forever discharges all claims (other than (i) claims under this Agreement or any Ancillary Agreement, (ii) claims under commercial agreements entered into in the Ordinary Course of Business between Acquiror or its Affiliates (including Transferred Entities), on the one hand, and OB Party or its Affiliates, on the other hand, and (iii) claims for Fraud (as defined herein)) that OB Party or any of its Affiliates has had, now has or might have in the future against the Acquiror Related Parties arising under, in connection with or in any manner related to the conduct of the Business prior to the Closing (collectively, the “OB Waived Matters”).  OB Party hereby covenants and agrees that, other than claims under this Agreement or any Ancillary Agreement, it shall not, and it shall cause the other OB Releasing Parties not to, assert any claim in respect of, or institute any Action in any way under, in connection with or in any manner related to, the OB Waived Matters (whether at law or in equity or based on contract, tort, statute or otherwise) against any Acquiror Related Party.

(d)The foregoing releases extend to any and all claims of any nature whatsoever, whether known, unknown or capable or incapable of being known as of the Closing or thereafter, and include any and all claims, actions, demands, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, Contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, expenses, executions, affirmative defenses, demands and other obligations or liabilities whatsoever, in law or equity.  As of the Closing, each Releasing Party (in its capacity as such) hereby irrevocably agrees to refrain from, directly or indirectly, asserting, commencing, instituting or causing to be commenced, any Action, of any kind against any applicable Released Party, based upon any matter purported to be released hereby.  Without limiting the foregoing, each Releasing Party (in its capacity as such) hereby expressly waives any and all rights and benefits conferred by the provisions of Section 1542 of the California Civil Code (“Section 1542”) and by any similar provision of the applicable laws of any other jurisdiction and expressly consents that this release shall be given full force and effect according to each of its express terms, including, but not limited to, those relating to unknown or unsuspected claims.  Section 1542 states in full:  “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

Article XI.

TERMINATION, AMENDMENT AND WAIVER

Section 11.01Termination.  This Agreement may be terminated and the Transaction abandoned:

(a)By mutual written consent of Acquiror and Transferor at any time prior to the Closing.

(b)By either Acquiror or Transferor by written notice to the other, if the Closing has not occurred on or before the Outside Date, other than as a result of a breach of a representation, warranty, covenant or agreement on the part of the terminating party set forth in this Agreement that prevents the satisfaction of any of the conditions to the Closing set forth in Article IX or the Closing from occurring when required pursuant to Section 2.02; provided, that (i) if all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their terms or nature are to be satisfied at the Closing) other than the conditions set forth in Section 9.01(b) and Section 9.02(b), then the Outside Date may, at Transferor’s election (exercisable in its sole discretion) delivered in writing to Acquiror on or prior to the Outside Date, be extended by an additional ninety (90) days (such extended date, the “Extended Outside Date”).

(c)By either Acquiror or Transferor, by written notice to the other, if consummation of the Transaction is enjoined or prohibited by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

(d)By Acquiror, by written notice to Transferor, if either of Transferor or OB Party has breached or failed to perform any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 9.02 and (y) either (A) cannot be cured or (B) has not been cured by the date that is three (3) Business Days prior to the Outside Date or the Extended Outside Date, as applicable; provided that the consummation of the Transaction is not then being prevented by the willful and material breach by Acquiror of any of the representations, warranties or covenants contained in this Agreement.

(e)By Transferor, by written notice to Acquiror, if Acquiror has breached or failed to perform in respect of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.01 and (ii) either (A) cannot be cured or (B) has not been cured by the date that is three (3) Business Days prior to the Outside Date or the Extended Outside Date, as applicable; provided that the consummation of the Transaction is not then being prevented by the willful and material breach by Transferor of any of the representations, warranties or covenants contained in this Agreement.

(f)By Acquiror, by written notice to Transferor, upon such time at which any of the conditions to Closing set forth in items (m), (n)(i), (o) and (p)(i) of Exhibit I become incapable of being satisfied at or prior to the Closing.

Section 11.02Effect of Termination.  Except as otherwise set forth in this Section 11.02, in the event of termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any party hereto or its respective Affiliates, officers, directors or equity holders, other than (i) the liability of Acquiror or Transferor or OB Party, as the case may be, for any intentional and willful breach of any covenant under this Agreement occurring prior to such termination and (ii) the liability of either party hereto for Fraud, including, in each case, liability for any and all damages, costs, expenses, liabilities or other losses of any kind incurred or suffered by the non-breaching party in respect thereof.  The provisions of this Article XI and Article XII shall survive the termination of this Agreement.

Article XII.

GENERAL PROVISIONS

Section 12.01Expenses.  Except as otherwise specified in this Agreement, whether the Transaction is consummated or not, each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement.  Notwithstanding anything herein to the contrary, Acquiror shall be solely responsible for all governmental fees and charges applicable to any requests for Government Consents, including any filing fees related to obtaining Regulatory Approvals.

Section 12.02Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows:  (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt, (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing, (c) if sent by email transmission if receipt is confirmed, and (d) if otherwise actually personally delivered, when delivered; provided that such notices, requests, claims, demands and other communications are delivered to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a)if to Transferor, EOC or, prior to the Closing, the Company:

WME IMG, LLC
11 Madison Avenue
New York, NY 10010

Attention:	Jason Lublin
Seth Krauss
Courtney Braun
Robert Hilton
Email:	[###]
[###]
[###]
[###]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention:	Justin Hamill
Michael Anastasio
Sean Denvir
Email:	[###]
[###]
[###]

(b)if to Acquiror or, from and after the Closing, the Company:

Sportradar Group AG
Attention:	Michael Miller
Jason Barr
Email:	[###]
[###]

with a copy (which shall not constitute notice) to:

BRANDL TALOS Rechtsanwält:innen GmbH
VIO PLAZA Tower, Rechte Wienzeile 223/14th floor, A-1120 Vienna
Attention:	Dr. Thomas Talos
Roman Rericha
Stephan Strass
Email:	[###]
[###]
[###]

(c)if to OB Party or, prior to the Closing, the Company:

OB Global Arena Holdings LLC
Attention:	Jordan Levin
Email:	[###]

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauser & Feld LLP
One Bryant Park
New York, NY 10036-6745
Attention:	Jonathan Pavlich
Email:	[###]

Section 12.03Confidentiality; Public Announcements.

(a)Each party acknowledges and agrees that the provisions of this Agreement, all understandings, agreements and other arrangements between and among the parties hereto, shall be confidential, and shall not be disclosed to any other Person other than such party’s Affiliates and such party’s and its Affiliates’ directors, officers, employees, accountants, advisors and other representatives (so long as such Persons agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 12.03 or such confidentiality obligations by the recipients of its disclosure), in each case, without the prior written consent of the respective other party.  From and after Closing, without the prior written consent of Acquiror, each of Transferor and OB Party agrees that it shall, and shall procure that the Transferor Related Parties or the OB Related Parties, as applicable, will, treat in confidence and not use, disseminate or disclose, any Confidential Information (other than (w) as necessary in connection with any Action by and between the parties hereto, (x) to its respective directors, officers, employees, accountants, advisors and other representatives as reasonably required in connection with its compliance with its legal, Tax, regulatory, stock exchange and financial reporting requirements, (y) as contemplated by this Agreement or (z) as required by Law). “Confidential Information” means any and all confidential and proprietary information and trade secrets of the Transferred Entities and the Business including, but not limited to, (i) intellectual property, (ii) any financial, commercial, technical or other information, (iii) any information pertaining to the business, affairs and strategies of the Transferred Entities and the Business, (iv) the identity of and any information pertaining to any Person with which the Transferred Entities or the Business has a business relationship or prospective business relationship, (v) the terms, conditions and prices of any contract between the Transferred Entities and any other party, (vi) information pertaining to employees, contractors or the industry not generally known to the public, (vii) books, records, concepts, products, formulae, specifications, designs, processes, inventions, discoveries, technologies, trademarks, patents and know-how, and (viii) the terms and provisions of this Agreement.  Acquiror’s confidentiality obligations in the first sentence of this Section 12.03 shall also extend to all confidential and proprietary information of the Remaining Transferor Group made available to Acquiror and its Affiliates and representatives in connection with the Transaction.

(b)No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Transaction or otherwise communicate with any news media without the prior written consent of the other parties; provided that the parties may disclose such matters to their respective employees, accountants, advisors and other representatives as necessary in connection with the ordinary conduct of their respective businesses

(so long as such Persons agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 12.03 or such confidentiality obligations by the recipients of its disclosure).  Notwithstanding the foregoing, either party and its Affiliates may disclose such matters from time to time as required pursuant to applicable Law (including in any filings or otherwise pursuant to SEC or exchange requirements); provided that, the parties shall provide each other reasonable advance opportunity to review and comment upon, and consider in good faith any comments to, any such disclosure, including with respect to appropriate and legally permissible redactions to this Agreement, any Ancillary Agreements or any other documents or materials relating to this Agreement or the Transaction, prior to making such disclosure.  Notwithstanding anything in this Section 12.03 to the contrary, (i) Transferor, OB Party, Acquiror and their respective Affiliates (including, with respect to Transferor, Silver Lake Partners), may provide general information about the subject matter of this Agreement to any of their respective existing or prospective investors and limited partners in connection with their normal fundraising, marketing, informational or reporting activities.

Section 12.04Severability.  If any term or other provision of this Agreement is deemed by any court to be violative of Law or public policy and therefore invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.05Schedules.  The Disclosure Letter and Exhibits referenced herein are a part of this Agreement as if fully set forth herein.  All references herein to any Disclosure Letter or Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.  Any disclosure made by a party in the Disclosure Letter with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules of this Agreement to the extent such disclosure is reasonably applicable on its face.  Certain information set forth in the Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 12.06Entire Agreement.  This Agreement (including the Disclosure Letter and Exhibits), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among Transferor, OB Party and Acquiror with respect to the subject matter hereof and thereof.  No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the Transaction exist between the parties, except as expressly set forth in this Agreement, the Ancillary Agreements and the Confidentiality Agreement.  As of Closing, the Confidentiality Agreement and the Clean Team

Agreement shall be terminated in their entirety and shall be without further force and effect, and no party thereto (nor any of their respective successors in interest) shall have any further rights, duties, liabilities or obligations of any nature whatsoever with respect to, in connection with or otherwise arising under the Confidentiality Agreement or the Clean Team Agreement.

Section 12.07Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors, permitted assigns, heirs, executors and administrators.  No party to this Agreement may assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each of the other parties to this Agreement (which consent may be granted or withheld in such parties’ sole discretion); provided that Acquiror may assign any of its rights and obligations hereunder to an Affiliate without the other parties’ consent, in each case, solely to the extent that such assignment(s) would not reasonably be expected to prevent or materially delay the ability of Acquiror (or such assignee) to consummate the Transaction in accordance with this Agreement and the Ancillary Agreements (including obtaining all Regulatory Approvals hereunder).  No assignment permitted by this Section 12.07 shall relieve the assignor of its obligations hereunder.  Any attempted assignment or transfer in violation of this Section 12.07 shall be null and void. If and to the extent an assignment by Acquiror pursuant to this Section 12.07 increases any Transfer Taxes payable by Transferor under this Agreement, Acquiror shall pay to Transferor such excess amount as is required to put Transferor in the same position that it would have been in had no such assignment been undertaken.

Section 12.08Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Transferor and Acquiror or (b) by a waiver in accordance with Section 12.09.  Any amendment or modification to the representations, warranties or covenants of OB Party hereunder shall require the written agreement of OB Party.

Section 12.09Waiver.  Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant hereto, or (c) waive compliance with any of the agreements of the other parties or conditions to such parties’ obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 12.10Rights of Third Parties.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right, benefit, obligation, Liability, or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, the D&O Indemnitees (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 5.05, (b) the Acquiror Indemnified Parties, Transferor Indemnified Parties and the Released Parties are intended third-party beneficiaries of, and may enforce, Article X, and (c) Prior Company Counsel shall be intended third-party beneficiaries of, and may enforce, Section 12.15.

Section 12.11Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)Except as otherwise provided in this Agreement, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)Except as otherwise provided in this Agreement, the parties hereto irrevocably (i) consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event that such court does not have subject matter jurisdiction over the applicable Action, any Federal court located in the State of Delaware, for the purposes of any Action arising out of this Agreement or the Transaction, (ii) waive any objection to the laying of venue of any Action brought in such court, and (iii) waive and agree not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.  The consent to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware; provided that the parties hereto agree that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 12.02 shall be deemed good, proper and effective service upon such party.

(c)Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement, the Ancillary Agreements, or the Transaction.  Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 12.11(c).

Section 12.12Enforcement.  The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement, were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity.  Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  To the extent any party hereto brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that by its terms requires performance after the Closing or expressly survives termination of this Agreement), the Outside Date or the Extended Outside Date, as applicable, shall automatically be extended to (a) the fifth (5th) Business Day following the resolution of such Action or (b) such other time period established by the court presiding over such Action.  In no event shall the exercise of the right to specific performance pursuant to this Section 12.12 reduce, restrict, or otherwise limit Acquiror’s or Transferor’s and OB Party’s respective rights to terminate this Agreement in accordance with the terms of Section 11.01.  The remedies available to Transferor pursuant to this Section 12.12 shall be in addition to any other remedy to which it is entitled at law or in equity.

Section 12.13Non-Recourse.  This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the Transaction may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or any Affiliate of any named party shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Transferor, OB Party or Acquiror under this Agreement (whether for indemnification or otherwise) or of or for any Action based on, arising out of, or related to this Agreement or the Transaction.

Section 12.14Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 12.15Waiver of Conflicts; Non-Assertion of Attorney-Client Privilege.

(a)Conflicts of Interest.  Acquiror acknowledges that Latham & Watkins LLP and the Persons set forth on Section 12.15 of the Disclosure Letter (collectively, “Prior Company Counsel”) have, on or prior to the Closing, represented one or more of the Transferred Entities, Transferor and their Affiliates, and certain of their respective officers, employees and directors (each such Person, other than the Transferred Entities, a “Designated Person”) in one or more matters relating to this Agreement, any other agreements contemplated hereby or the Transaction (including any matter that may be related to an Action or dispute arising under or related to this Agreement or such other agreements or in connection with the Transaction) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (i) relating to this Agreement, any other agreements contemplated hereby or the Transaction (including any matter that may be related to an Action or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (ii) in which Acquiror or any of its Affiliates (including the Transferred Entities), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters.  Accordingly, Acquiror hereby (A) waives and shall not assert, and agrees after the Closing to cause its Affiliates (including the Transferred Entities) to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (each, a “Post-Closing Representation”), and (B) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in a Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Acquiror or any of its Affiliates (including the Transferred Entities), and even though Prior Company Counsel may (x) have represented the Transferred Entities in a matter substantially related to such dispute or (y) be currently representing a Transferred Entity or any of their respective Affiliates in an unrelated matter.  Without limiting the foregoing, Acquiror (on behalf of itself and its Affiliates (including, following the Closing, the Transferred Entities)) consents to the disclosure by Prior Company Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information learned by Prior Company Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of the Transferred Entities or Prior Company Counsel’s duty of confidentiality as to the Transferred Entities and whether or not such disclosure is made before or after the Closing.

(b)Attorney-Client Privilege.  Acquiror (on behalf of itself and its Affiliates (including, following the Closing, the Transferred Entities)) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege or attorney work-product protection with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or the Transferred Entities (collectively, the “Pre-Closing Designated Persons”), on the other hand, or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, in each case, to the extent relating to this Agreement, any other agreements contemplated hereby or the Transaction (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Acquiror, a Transferred Entity and their Affiliates, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege, shall be retained by Transferor, and shall not pass to or be claimed or used by Acquiror or a Transferred Entity, except as provided in the last sentence of this Section 12.15(b).  Furthermore, Acquiror (on behalf of itself and its Affiliates (including, following the Closing, the Transferred Entities)) acknowledges and agrees that any advice given to or communication with any of the Designated Persons relating to this Agreement, any other agreements contemplated hereby or the Transaction shall not be subject to any joint privilege (whether or not a Transferred Entity also received such advice or communication) and shall be owned solely by such Designated Persons.  Notwithstanding the foregoing, in the event that a dispute arises following the Closing between Acquiror or a Transferred Entity, on the one hand, and a third party other than a Designated Person, on the other hand, Acquiror or its Affiliates may seek to prevent the disclosure of any Privileged Materials to such third party and request that Transferor and its Affiliates not permit such disclosure, and Transferor shall, and shall cause its Affiliates to, consider such request in good faith.

(c)Privileged Materials.  All such Pre-Closing Privileges, and all books and records and other documents of the Transferred Entities or the Business containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be excluded from the purchase, and shall be distributed to Transferor (on behalf of the applicable Designated Persons) immediately prior to the Closing with (in the case of such books and records) no copies retained by the Transferred Entities.  Absent the prior written consent of Transferor, neither Acquiror nor (following the Closing) the Transferred Entities shall have a right of access to Privileged Materials.

(d)Miscellaneous.  Acquiror hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates and the Transferred Entities) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel.  This Section 12.15 shall be irrevocable, and no term of this Section 12.15 may be amended, waived or modified, without the prior written consent of Transferor and Prior Company Counsel affected thereby.

Section 12.16Parent Guarantee.  EOC hereby irrevocably and unconditionally guarantees to Acquiror the full, due and punctual satisfaction by Transferor and the other members of the Transferor Group of all of its and their obligations under or pursuant to this Agreement and the Ancillary Agreements.  This is a primary, absolute, and continuing guarantee of payment and performance, not merely of collection, and shall remain in full force and effect regardless of any bankruptcy, insolvency, reorganization, or other similar proceeding involving Transferor or the other members of the Transferor Group.  EOC’s obligations hereunder are independent of Transferor’s and the other members of the Transferor Group’s obligations hereunder (provided, that EOC shall have available to it all defenses to its obligations under this Section 12.16 to the extent that the Transferor Group is entitled to assert such defenses in respect of its corresponding obligations under this Agreement), and Acquiror shall not be required to exhaust any remedies against Transferor or any other member of the Transferor Group before enforcing this guarantee against EOC.  This guarantee shall remain in full force and effect for the duration of the obligations of Transferor and the other members of the Transferor Group under this Agreement and the Ancillary Agreements and shall survive any assignment, assumption, or transfer of any of its or their obligations, including any merger, consolidation, sale of all or substantially all of its or their assets, or bankruptcy or similar proceeding.

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the date first above written.

ACQUIROR:

SPORTRADAR GROUP AG

By:	/s/ Carsten Koerl
Name:	Carsten Koerl
Title:	Chief Executive Officer

Signature Page to Transaction Agreement

COMPANY:

IMG ARENA US PARENT, LLC

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Authorized Signatory

TRANSFEROR:

WME IMG, LLC

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Authorized Signatory

Signature Page to Transaction Agreement

OB PARTY:

OB GLOBAL ARENA HOLDINGS LLC

By:	/s/ Jordan Levin
Name:	Jordan Levin
Title:	Authorized Signatory

Signature Page to Transaction Agreement

EOC:

ENDEAVOR OPERATING COMPANY, LLC

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

Signature Page to Transaction Agreement